Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS
INDEX TO STATEMENT OF REVENUES FROM INCLUDED CONTRACTS

As confidentially submitted to the Securities and Exchange Commission on April 8, 2013
pursuant to the Jumpstart Our Business Startups Act

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FANTEX, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7389 (Primary Standard Industrial Classification Code No.)	80-0884134 (I.R.S. Employer Identification No.)

Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107
(415) 592-5950
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, California 94107
(415) 592-5950
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick A. Pohlen, Esq.
Joel H. Trotter, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
(650) 328-4600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Series Arian Foster Convertible Common Stock, par value $0.0001 per share	$	$

Platform Common Stock, par value $0.0001 per share(2)	—	—

(1)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, or the Securities Act.

(2)
Represents shares of platform common stock, par value $0.0001 per share, of Fantex, Inc. that may be issued upon the conversion of shares of Series Arian Foster. The precise number of shares of platform common stock to be registered is not presently determinable because the conversion ratio as of the conversion date, if any, of the Series Arian Foster is not currently known. Pursuant to Rule 457(i) under the Securities Act the registration fee is calculated on the basis of the proposed offering price of the Series Arian Foster alone because no additional consideration is to be received in connection with the future conversion, if any, of the Series Arian Foster into platform common stock.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 8, 2013

PRELIMINARY PROSPECTUS

                    Shares

Fantex, Inc.

Series Arian Foster Convertible Common Stock

$10.00 per share

         This is the initial public offering of our Series Arian Foster Convertible Common Stock, which we refer to as Series Arian Foster. We are offering                         shares of Series Arian Foster at $10.00 per share on a best efforts, all or none basis. To the extent that there is insufficient interest in shares of our Series Arian Foster, this offering may be cancelled and no shares of our Series Arian Foster would be sold to the public.

         Series Arian Foster is intended to track and reflect the separate economic performance of the Arian Foster Brand. We have entered into a brand contract with Arian Foster, a professional athlete in the National Football League, or NFL, pursuant to which we will acquire a minority interest equal to 20% of the income that Arian Foster receives from and after February 28, 2013, subject to specified exceptions, as a result of his activities in the NFL and related fields, which we refer to as the acquired brand income, or ABI. We are attributing 97% of the ABI from the Arian Foster brand contract to a tracking unit that we refer to as the Arian Foster Brand, with the remaining 3% of the ABI from the Arian Foster brand contract to be attributed to our platform common stock. In addition, we would attribute to the Arian Foster Brand certain other assets and expenses, including in certain cases expenses related to other series of common stock of Fantex that may be issued from time to time in the future. See "Management and Allocation Policies" beginning on page 64 and "Description of Capital Stock" beginning on page 98.

         Holders of shares of Series Arian Foster will have no direct investment in the businesses or assets attributed to the Arian Foster Brand. Rather, an investment in Series Arian Foster will represent an ownership interest in our company as a whole.

         We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$ 10.00	$

Underwriting discounts	$ 0.50	$

Proceeds to Fantex, before expenses	$ 9.50	$

         Shares of our Series Arian Foster are new securities; there are currently none issued and there is currently no established market. We do not intend to apply for a listing of our Series Arian Foster on any securities exchange or for their inclusion in any established automated dealer quotation system. Our Series Arian Foster will be offered only through the website of our affiliated broker-dealer, Fantex Brokerage Services, LLC, or FBS. Accordingly, we cannot assure you as to the development or liquidity of any market for our Series Arian Foster. Currently, there is no trading symbol assigned and there can be no assurance that we will ever be granted a trading symbol on the OTC Bulletin Board or any other quotation system or exchange. However, shares of our Series Arian Foster will be issued in electronic form and will be listed exclusively on the FBS alternative trading system under the symbol "Arian Foster."

         Investors will be required to satisfy the suitability requirements described in the prospectus in order to invest in the offering. The method for submitting indications of interest and a more detailed description of this offering process are included in "Underwriting—Offering Process" beginning on page 105.

         This offering is highly speculative and the securities involve a high degree of risk. Investing in our Series Arian Foster should be considered only by persons who can afford the loss of their entire investment. See "Risk Factors" beginning on page 19.

         This prospectus has been prepared by Fantex and may be used by FBS in connection with offers and sales of these securities in secondary market transactions in these securities, including market-making transactions as may be effected from time to time. To the extent FBS chooses to act as a market-maker, it may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. Fantex will not receive any proceeds from such secondary market offers and sales. All such transactions with respect to these securities that are made pursuant to a prospectus after the effectiveness of the registration statement of which this prospectus is a part are being made solely pursuant to this prospectus, as it may be supplemented from time to time.

         The underwriters expect to deliver the shares on or about                        , 2013.

FANTEX BROKERAGE SERVICES, LLC

The date of this prospectus is                        , 2013.

        We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell shares of our Series Arian Foster. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Series Arian Foster. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

        This prospectus has been prepared by Fantex and may be used by FBS in connection with offers and sales of these securities in secondary market transactions in these securities, including market-making transactions as may be effected from time to time. To the extent FBS chooses to act as a market-maker, it may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. Fantex will not receive any proceeds from such secondary market offers and sales. All such transactions with respect to these securities that are made pursuant to a prospectus after the effectiveness of the registration statement of which this prospectus is a part are being made solely pursuant to this prospectus, as it may be supplemented from time to time. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Neither we nor the underwriters have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside the United States. Investors must have a U.S. mailing address (other than a P.O. Box) and a U.S. social security number to be eligible to participate in this offering.

i

 PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the related notes thereto appearing elsewhere in this prospectus, before deciding to invest in our Series Arian Foster. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements and Industry Data." Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the "Risk Factors" and other sections of this prospectus.

Overview

        We are in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. We intend to focus our business on three core areas:

  •
  evaluating, targeting and accessing individuals and brands with the potential to generate significant income associated with these brands, or brand income;

  •
  acquiring minority interests in such brand income; and

  •
  assisting our acquired brands in increasing their value via technology and through leveraging our marketing, advertising and strategic partnering expertise.

        As of the date of this prospectus, we have entered into a brand contract with Arian Foster, a professional athlete in the National Football League, or NFL, pursuant to which we will acquire a minority interest equal to 20% of the income that Arian Foster receives from and after February 28, 2013, subject to specified exceptions, as a result of his activities in the NFL and related fields, such as broadcasting and coaching. As consideration for this interest under the brand contract, we will pay Arian Foster a one-time cash amount of $10.0 million contingent upon our ability to obtain financing, which we intend to do through this offering.

        We intend to enter into additional brand contracts in the future with other individuals with the potential to generate significant brand income, and in some cases, with the affiliates of these individuals, who we refer to, together with the individual, as the contract party. We are actively pursuing additional brand contracts, although as of the date of this prospectus we have no current commitments to enter into another brand contract. Any brand contracts that we enter into in the future with other contract parties are also expected to be contingent upon obtaining financing to fund the acquisition of the minority interest in the respective brands, and we intend to finance the acquisition of additional brands through the issuance of additional tracking series linked to the value of such brands.

Acquisition and Enhancement of the Value of Brands

        Prior to entering into a brand contract, we conduct a detailed evaluation of the brand and the contract party to determine whether the brand meets our established criteria. We consider a brand to be a distillation of a complex set of associations people make with respect to an individual, including performance, appearance, history and personal story, products or services such individual is associated with, public statements or positions on matters of public concern, how an individual acts or the image such individual projects to the world. We seek brands that convey images and associations that we believe will be recognized and valued in the market place.

        As part of our brand evaluation, we review the brand's relative standing in the market, collect and analyze widely followed statistics, review existing contracts and potential for future contracts, assess the character and reputation of the contract party, assess potential future revenues expected to be generated by the contract party as well as examine the brand's current positioning and marketing footprint, including the reach, demographic, engagement level, and potential for growth. This evaluation provides a framework to develop further marketing strategies to aid us in our efforts to enhance the value of the brand.

        We believe that developing a diverse portfolio of global brands will enable us to increase brand reach across our portfolio and allow us to provide unique insights that contract parties may employ to increase consumer awareness of their brands and our brands more generally. We believe that our combined efforts could lead to increased consumer engagement with the brands by optimizing message delivery, including driving engagement through the use of content developed by us or third parties.

        In addition to our services intended to help optimize the reach of the brand, we intend to provide advice to contract parties based on our experience that would aid them in obtaining more attractive terms in their negotiations with future sponsors. We believe that our proprietary internal data and our marketing insights will assist our contract parties to more accurately evaluate their brand value in the marketplace and potentially increase future endorsement revenue and brand longevity post career.

Arian Foster Brand

Arian Foster Brand Contract

        Our brand contract with Arian Foster entitles us to receive 20% of his brand income from and after February 28, 2013, which we refer to as the acquired brand income, or ABI. Brand income generally means gross monies or other consideration that Arian Foster receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields, such as broadcasting and coaching, subject to specified exceptions.

        As consideration for the ABI under the brand contract, we will pay Arian Foster a one-time cash amount of $10.0 million contingent upon our ability to obtain financing, which we intend to do through this offering. We will have no further financial obligation to Arian Foster under the brand contract once this payment has been made. The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of Arian Foster and us. If Arian Foster resigns from professional football within two years of the date of this offering for any reason other than injury, illness or a medical condition, we may elect in our sole discretion to terminate the brand contract and he will be required to pay us approximately $10.5 million (net of any amounts previously paid to us by him pursuant to the brand contract). We are also entitled to certain other ongoing information and audit rights.

Arian Foster Brand

        Our Series Arian Foster is intended to reflect the economic performance of the Arian Foster Brand, which initially consists primarily of assets and liabilities relating to our brand contract with Arian Foster. We will initially attribute to the Arian Foster Brand 97% of our ABI under the Arian Foster brand contract and we will also attribute any liabilities, costs or expenses arising out of the promotion of Arian Foster's brand or arising out of the maintenance and enforcement of the brand contract and a pro rata share of our general liabilities, including in certain cases expenses related to other series of common stock of Fantex that may be issued from time to time in the future. The remaining 3% of our ABI under the Arian Foster brand contract will be attributed to our platform common stock. Our Arian Foster Brand is not a separate legal entity and cannot issue securities. Holders of shares of our Series Arian Foster will be stockholders of our company and will not have an ownership interest in our Arian Foster Brand, or any of our affiliated entities.

Arian Foster

        Arian Foster is a running back for the Houston Texans, or Texans, in the National Football League, or the NFL. He has been in the NFL since 2009. Arian Foster attended the University of Tennessee, where he was the starting running back for three seasons. Arian Foster went undrafted in the 2009 draft and signed with the Texans as an undrafted free agent. Arian Foster was born on August 24, 1986 and is 26 years old as of the date of this prospectus. He currently lives in Houston, Texas with his wife and daughter. During the 2010 NFL season, Arian Foster was the leading rusher in the NFL with 1,616 rushing yards. Arian Foster was named First Team All Pro in 2010 and Second Team All Pro in 2011. Arian Foster has also been selected to three Pro Bowl appearances, in each of the 2010, 2011 and 2012 seasons.

Arian Foster Brand Income

        Arian Foster's brand income currently includes amounts from his NFL player contract with the Houston Texans and several endorsement agreements. Substantially all of his current brand income is derived from his NFL player contract.

  NFL Player Contract

        Arian Foster is entering into the second year of a five year player contract with the Texans, pursuant to which he is eligible to receive for the 2013 season through the 2016 season a salary of up to an aggregate of $23.5 million, $3.25 million of which is guaranteed, plus bonuses of up to an aggregate of $2.0 million. Payments are made in installments over the course of the applicable regular season period. Therefore, we expect that the Arian Foster Brand will be subject to seasonal fluctuations in attributed income. For a further description of the duration, compensation and other material provisions of the NFL Player Contract, please see "Business—Arian Foster Brand—Arian Foster Brand Income—NFL Player Contract—Houston Texans (the Texans)."

  Other Contracts

        Arian Foster currently has endorsement contracts with Under Armour, Inc., Kroger Texas LP, Gamebreaker Sports LLC and ProCamps, Ltd. These endorsement contracts generally have terms that end in 2014 (with one agreement concluding in the first quarter of 2015) and require Arian Foster to exclusively endorse certain categories of products, make certain appearances, participate in the production of promotional materials and social media activities and sign autographs. Arian Foster is entitled to total compensation under these agreements of up to approximately $578,700, $265,000 of which is contingent on achieving certain milestones, including playing in post-season games, earning individual honors such as rushing 2,000 yards in a season, scoring 10 touchdowns in a season, playing in the Pro Bowl, being the NFL rushing leader or Super Bowl Most Valuable Player or breaking the NFL single season rushing record.

Risks Associated with Our Business

        Our ability to implement our business strategy is subject to numerous risks and uncertainties. We face many risks inherent in our business generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading "Risk Factors," prior to making an investment in our Series Arian Foster. These risks include, among others, the following:

Risks Related to Our Limited Operating History, Financial Position and Capital Needs

  •
  We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

  •
  We have a very limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to our contract parties in exchange for rights to future payments.

  •
  To date, we have not generated any revenues from any brand contract, and following completion of this offering, our brand contract with Arian Foster will represent our only source of revenue. We may not generate the revenue that we expect, or any at all, from our brand contract with Arian Foster or from any future brand contracts and we may never generate sufficient revenue to become profitable.

  •
  We will need to obtain additional funding to acquire additional brands and we may also need additional funding to continue operations. If we fail to obtain the necessary financing, or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and we may be forced to significantly delay, scale back or discontinue our operations.

Risks Relating to Our Brand Contracts and Our Business

  •
  Our principal source of revenues for the foreseeable future will be derived from our brand contracts.

  •
  We do not have any experience managing brand contracts and we do not have any historical performance data about our brand contracts.

  •
  Our revenues under our brand contracts will depend upon the continued satisfactory performance of the related contract party, and we do not have any rights to require the contract party to take any actions to attract or maintain or otherwise generate brand income.

  •
  The contract party is neither our affiliate, nor a director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. The contract party has no obligation to enhance the value of the brand or disclose harmful information to the stockholders.

  •
  Profitability of our brand contracts may also depend upon the contract party's ability to attract and maintain endorsements and attract and maintain other brand income generating activities.

  •
  Brand income may decrease due to factors outside the control of the contract party, such as an injury, illness, medical condition or death of the contract party, or due to other factors such as public scandal or other reputational harm to the contract party. In any such event, it is likely that the brand income with respect to such brand contract will not return to its prior levels or may cease completely.

  •
  The contract party or other third parties may refuse or fail to make payments to us under the brand contracts.

  •
  Our brand contracts are not secured by any collateral or guaranteed or insured by any third party other than the contract party, and you must rely on Fantex to pursue remedies against the contract party in the event of any default.

  •
  The brand contract does not restrict the contract party from incurring unsecured or secured debt, nor does it impose any other financial restrictions on the contract party.

  •
  The financial and other information that we obtain from the contract party or other third parties may be inaccurate and may not accurately reflect the true financial position of the contract party, and the risk of default on the brand contract may be significant and may be higher than we anticipate.

  •
  Changes in government policy, legislation or regulatory interpretations could cause our business operations or offerings of tracking series to become subject to additional regulatory or legal requirements (including insurance and other regulations) that may adversely affect our business operations and ability to offer additional tracking series.

  •
  The leagues, team owners, players associations, endorsement partners, elected officials or others may take actions that could restrict our ability or make it more costly for us to enter into future brand contracts.

  •
  We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Risks Relating to Arian Foster

  •
  Arian Foster's NFL player contract is a significant portion of the current revenues we would receive under his brand contract.

  •
  The value of our Arian Foster Brand is dependent upon the performance of, and to a lesser extent, the popularity of Arian Foster in the NFL.

  •
  The profitability of Arian Foster's brand contract is substantially dependent upon Arian Foster's ability to enter into at least one additional multi-year NFL player contract on economic terms that are comparable to his existing NFL player contract, and, to a lesser extent, on his ability to successfully attract and retain endorsements or generate other brand income after his playing career.

  •
  Our ability to increase the value of any of the Arian Foster Brand may be limited and our investments in the promotion of any of the Arian Foster Brand may cause the market value of our stock to decline.

  •
  Arian Foster may suffer from an injury, illness or a medical condition; any injuries, illnesses or medical conditions of Arian Foster may affect the revenues received by us under the brand contract.

  •
  Future negative publicity could damage Arian Foster's reputation and impair the value of his brand.

  •
  Arian Foster could be negatively affected by an NFL work stoppage.

  •
  Arian Foster could be negatively affected by current and future rules of the NFL.

  •
  There could be a decline in the popularity of professional football or in Arian Foster's popularity.

Risks Related to our Tracking Stock Structure

  •
  A specified portion of the ABI associated with each of our brand contracts will be attributed to our platform common stock rather than the associated tracking series. Therefore each of our tracking series will only partially reflect the economic performance of the associated brand contract and other assets and expenses of the associated brand.

  •
  As a series of our common stock, any of our tracking series will be subject to the risk associated with an investment in Fantex as a whole.

  •
  The market price of our tracking series may not reflect the intrinsic value or performance of the associated tracking series brand.

  •
  The market price of our tracking series may be more volatile than other publicly traded common stock because of our unique capital structure.

  •
  Our capital structure may create conflicts of interest for our board of directors and management, which could have a material adverse effect on the market value of any of our tracking series.

  •
  Our parent, Fantex Holdings, Inc., or Fantex Holdings, as a holder of our platform common stock, will have control over key decision making as a result of their control over a majority of our voting stock.

  •
  Ownership of our platform common stock by our parent company and any of our officers or directors, may create, or appear to create, conflicts of interest with holders of our Series Arian Foster.

  •
  Our capital structure may decrease the amounts available for the payment of dividends to holders of our tracking series.

  •
  Our board of directors may, in its sole discretion, elect to convert any of our tracking series into our platform common stock, thereby changing the nature of your investment and possibly diluting your economic interest in Fantex, which could result in a loss in value to holders of our tracking series.

Risks Related to this Offering and the Offering Process

  •
  There is no current trading market for our Series Arian Foster or any other series of our capital stock and if a trading market does not develop, purchasers of our Series Arian Foster may not be able to sell, or may have difficulty selling, their shares.

  •
  Our Series Arian Foster is not a "covered security" and is therefore subject to registration in various states.

  •
  State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell shares of our Series Arian Foster.

  •
  We intend to market our offering exclusively to individual investors, and therefore our initial public offering price may not be sustainable if and when trading begins, and the price of our Series Arian Foster could decline rapidly and significantly.

  •
  We intend to issue additional tracking series, which would reduce then-existing investors' percentage of ownership in Fantex and may dilute our share value.

  •
  Transaction costs for trades on the FBS ATS could decrease the liquidity of your investment in our Series Arian Foster and could reduce or eliminate any positive return on your investment in our Series Arian Foster.

  •
  Our compliance burdens and costs will be significant as a result of operating as a public company, particularly as a result of our tracking stock structure. Our management will be required to devote substantial time to compliance matters.

  •
  If Series Arian Foster is not treated as a class of common stock of Fantex, adverse federal income tax consequences will result.

Risks Related to Our Affiliate, FBS, and the FBS ATS

  •
  To own or trade our Series Arian Foster, you must have a brokerage account with FBS and our Series Arian Foster will be traded in the secondary market only through the FBS ATS.

  •
  The securities settlement process at FBS exposes it to certain risks specific to broker-dealers that clear their own trades, which include greater sanctions for errors vis-a-vis brokers that outsource these functions to third-party providers.

  •
  The FBS website and the FBS ATS are each operated on computer hardware that is currently located in a third-party Web hosting facility and there may be interruptions or delays in service that are out of our, FBS's or the third party's control, which may result in an inability to sell your shares.

  •
  If security measures at the FBS website and the FBS ATS are breached and unauthorized access is obtained to a customer's data, the FBS ATS may be perceived as not being secure and customers may curtail or stop trading on the platform.

Conflicts of Interest

        The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA, because one of the underwriters, FBS, will have a "conflict of interest" pursuant to Rule 5121(f)(5)(B) because Fantex is under common control with FBS, and pursuant to Rule 5121(f)(5)(C)(ii) because at least five percent of the net offering proceeds, not including underwriting compensation, are intended to be directed to an affiliate of FBS. Rule 5121 requires that a "qualified independent underwriter" as defined in Rule 5121 must participate in the preparation of the prospectus and perform its usual standard of diligence with respect to the registration statement and this prospectus. Accordingly,                                     is assuming the responsibilities of acting as the qualified independent underwriter in the offering. See "Underwriting—Conflicts of Interest."

Corporate Information

        We were incorporated in Delaware in September 2012. Our principal executive offices are located at 330 Townsend Street, Suite 234, San Francisco, CA 94107, and our telephone number is (415) 592-5950. Our website address is www.fantexinc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

        Our logo, "Fantex," and other trademarks or service marks of Fantex Holdings, our parent company, appearing in this prospectus are the property of Fantex Holdings. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies. Subsequent use of such trademarks and service marks in this prospectus and prospectus supplements may occur without their respective superscript symbols (TM or SM) in order to facilitate readability and does not constitute a waiver of any rights that might be associated with the respective trademarks or service marks.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to have only two years of audited financial statements and only two years of related MD&A;

  •
  an exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

  •
  an extended transition period for complying with new or revised accounting standards;

  •
  reduced disclosure about the company's executive compensation arrangements; and

  •
  no non-binding advisory votes on executive compensation or golden parachute arrangements.

        We may take advantage of these provisions for up to five years or such earlier time when we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of other reduced reporting requirements in this prospectus, and we may choose to do so in future filings. To the extent we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity interests.

 THE OFFERING

Shares offered	shares of Series Arian Foster.
Common stock to be outstanding after this offering	100,000,000 shares of platform common stock and shares of Series Arian Foster.
Offering type

The offering is being conducted on a best efforts, all or none basis. To the extent that there is insufficient interest in shares of our Series Arian Foster, this offering may be cancelled and no shares of our Series Arian Foster would be sold to the public.

Voting rights

The holders of shares of Series Arian Foster are entitled to one vote per share of Series Arian Foster. The holders of our platform common stock are entitled to five votes per share of platform common stock. Following the consummation of this offering, Fantex Holdings, our parent company, will continue to own over 99% of the voting power of our outstanding common stock. See "Description of Capital Stock."

Conversion

Our board of directors may at any time convert shares of our Series Arian Foster into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of our Series Arian Foster by the fair value of a share of our platform common stock. For a further description, including how we would determine the fair value of shares of our platform common stock and our Series Arian Foster, please see "Description of Capital Stock."

Use of proceeds

As consideration for the ABI under our brand contract with Arian Foster we will pay him a one-time cash amount of $10.0 million contingent upon our ability to obtain financing. We will use up to $10.0 million of our net proceeds from this offering, together with existing cash and cash equivalents if necessary, to fund the payment of this purchase price to Arian Foster. See "Use of Proceeds."

Electronic form and transferability

The Series Arian Foster will be issued in electronic form only and will be available exclusively through our broker-dealer affiliate, FBS. Shares of our Series Arian Foster are new securities; there are currently none issued and there is currently no established market. We do not intend to apply for a listing of our Series Arian Foster on any securities exchange or for their inclusion in any established automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for our Series Arian Foster. The Series Arian Foster will not be listed on any exchange and will not be transferable except through the FBS ATS. There can be no assurance that an active trading market for the Series Arian Foster will develop, or that you will be able to resell shares of our Series Arian Foster at a price that would reflect their fundamental value, if at all.

U.S. federal income tax consequences

For material U.S. federal income tax consequences of the acquisition, ownership, disposition and conversion of the Series Arian Foster, please see "Material U.S. Federal Income Tax Considerations" herein.

Financial suitability

To purchase Series Arian Foster, investors must satisfy minimum financial suitability standards, and in some cases may have maximum investment limits. See "Underwriting—Offering Process—Financial Suitability."

Risk factors	You should read "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our Series Arian Foster.
FBS ATS trading symbol	Arian Foster

        The number of shares of our common stock to be outstanding after this offering is based on 100,000,000 shares of our platform common stock outstanding as of December 31, 2012 and no shares of our Series Arian Foster outstanding as of December 31, 2012 and excludes          shares of our platform common stock that will be reserved for future issuance under our 2013 Equity Incentive Award Plan.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  a 1,000,000-for-1 stock split of our common stock to be effective prior to the consummation of this offering;

  •
  the reclassification of all outstanding shares of our common stock into shares of our platform common stock upon effectiveness of the stock split referred to above;

  •
  that our amended and restated certificate of incorporation, which we will file in connection with the consummation of this offering, is in effect;

  •
  that our certificate of designations for the Series Arian Foster, which we will file in connection with the consummation of this offering, is in effect; and

  •
  that the application of FBS for registration as a broker-dealer with FINRA and the Securities and Exchange Commission, or the SEC, each of the 50 states, the District of Columbia and Puerto Rico has been approved.

 QUESTIONS AND ANSWERS

Q:
What is our business?

A:
We are in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. We intend to focus our business on three core areas: evaluating, targeting and accessing individuals and brands with the potential to generate significant brand income, acquiring minority interests in such brand income, and assisting our acquired brands in increasing their value via technology and through leveraging our marketing, advertising and strategic partnering expertise.

Q:
What are the securities that we are offering?

A:
We are offering shares of our Series Arian Foster. We have entered into a brand contract with Arian Foster, a professional athlete in the National Football League, or NFL, pursuant to which we will acquire a minority interest equal to 20% of the income that Arian Foster receives from and after February 28, 2013, subject to specified exceptions, as a result of his activities in the NFL and related fields, such as broadcasting and coaching. We are attributing 97% of our acquired brand income, or ABI, under the Arian Foster brand contract to a tracking unit that we refer to as the Arian Foster Brand. Our Series Arian Foster is intended to track and reflect the separate economic performance of the Arian Foster Brand. In addition, we will attribute to the Arian Foster Brand certain expenses of Fantex, including in certain cases expenses related to other series of our common stock that may be issued from time to time in the future. See "Management and Allocation Policies."

  Holders of shares of our Series Arian Foster will have no direct investment in the businesses or assets attributed to the Arian Foster Brand. Rather, an investment in Series Arian Foster will represent an ownership interest in our company as a whole.

Q:
Are there any risks associated with an investment in our Series Arian Foster?

A:
Yes. Our Series Arian Foster is highly risky and speculative. Investing in our Series Arian Foster should be considered only by persons who can afford the loss of their entire investment. Please see "Risk Factors."

Q:
Will we offer additional securities in the future?

A:
We intend to enter into additional brand contracts in the future and we are actively pursuing these brand contracts, although as of the date of this prospectus we have no current commitments to enter into another brand contract. Any brand contracts that we enter into in the future with other contract parties are expected to be contingent upon obtaining financing to fund the acquisition of the minority interest in the respective brands. We intend to finance the acquisition of additional brands, at least in part, through the issuance of additional tracking series linked to the value of such brands.

Q:
What happens to the remaining 3% of the ABI under the Arian Foster brand contract?

A:
The Arian Foster Brand will initially include as an attributed asset 97% of ABI under our Arian Foster brand contract. The remaining 3% of our ABI under the Arian Foster brand contract will be attributed to another series of our common stock that we refer to as our platform common stock. We also intend to attribute a similar interest of each of our future brand contracts to our platform common stock, such that our platform common stock would have a small interest in the ABI of all of our brand contracts. We intend to use the income attributed to our platform common stock for general corporate and working capital purposes, including investments and expenses that may be generally applicable to all our brands. The attribution of this income to the platform common stock also gives our platform common stock a value for purposes of any future conversion of any of our tracking series, including our Series Arian Foster, into the platform common stock.

Q:
Who is Arian Foster?

A:
Arian Foster is a running back for the Texans in the NFL. He has been in the NFL since 2009. Arian Foster attended the University of Tennessee, where he was the starting running back for three seasons. Arian Foster went undrafted in the 2009 draft and signed with the Texans as an undrafted free agent. Arian Foster was born on August 24, 1986 and is 26 years old as of the date of this prospectus, and he currently lives in Houston, Texas with his wife and daughter. During the 2010 NFL season, Arian Foster was the leading rusher in the NFL with 1,616 rushing yards. Arian Foster was named First Team All Pro in 2010 and Second Team All Pro in 2011. Arian Foster has also been selected to three Pro Bowl appearances, in each of the 2010, 2011 and 2012 seasons.

Q:
What is the Arian Foster brand contract?

A:
The brand contract is a contract between us and Arian Foster, assigning to us 20% of the Arian Foster brand income from and after February 28, 2013. In exchange, we have agreed, subject to completion of this offering, to pay Arian Foster $10.0 million, after which we will have no further payment obligations to him under the Arian Foster brand contract. The brand contract is intended to be effective in perpetuity and may be terminated only upon mutual agreement of Arian Foster and us. We do not intend to terminate the brand contract with Arian Foster unless we are paid consideration by him that we deem sufficient to compensate us for any reasonably expected future ABI at the time, or if our expectation of future ABI under the brand contract is not sufficient in our view to justify incurring continued expense in connection with maintenance of such brand contract.

Q:
What is brand income under the Arian Foster brand contract?

A:
Brand income means any amounts that Arian Foster may receive from and after February 28, 2013, subject to specified exceptions, as a result of his activities (including licensing of rights) in the NFL and related fields, including each of the following: coaching, football camps, sports television or broadcasting, including play-by-play and commentary (whether in-game or studio analysis), radio, motion picture (solely to the extent substantially related to or otherwise depicting Arian Foster's participation in the NFL), literary works the subject of which is Arian Foster, publications, personal appearances, memorabilia signings and events, and the use of Arian Foster's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements, merchandising and appearances.

Q:
Is there anything excluded from brand income under the Arian Foster brand contract?

A:
Yes. We will not be entitled to any amounts related to any income received by Arian Foster that is not specifically included in his brand income, such as investments and income not related to the NFL and related fields. In addition, Arian Foster has elected to exclude from brand income (i) income derived from: motion pictures (to the extent not related to or otherwise depicting Arian Foster's participation in the NFL) regardless of the channels of distribution (i.e., regardless of theatrical, made for TV, Internet, mobile or other channels developed after the date of the brand contract), television (other than sports television), music (including writing, recording, publishing, artist management, touring), children's books, and any and all merchandising and exploitation rights relating to any of these foregoing excluded categories; (ii) any amounts received from the following entities (or their affiliates as of February 28, 2013): (1) Fuse Science, Inc. and (2) Mobli Media Inc; (iii) $6.25 million received by Arian Foster in March 2013 as the final payment to him from the Texans for his signing bonus from the March 5, 2012 contract with the Texans; and (iv) any merchandise credit payable to Arian Foster pursuant to that certain agreement, dated effective as of March 1, 2012, between Arian Foster and Under Armour, Inc. (but all other cash consideration under such contract is included in brand income). You should not consider any of these when considering an investment in the Series Arian Foster.

Q:
Do investors in the Series Arian Foster invest directly in Arian Foster?

A:
No. Investors in our Series Arian Foster are investing in Fantex and not in the brand contract or Arian Foster. However, Series Arian Foster is intended to track and reflect the separate economic performance of the businesses and assets to be attributed to the Arian Foster Brand. Only Fantex will have rights under the brand contract and recourse against Arian Foster.

Q:
Will you report separate financial information about the Arian Foster Brand?

A:
Yes. Although investors in our Series Arian Foster are investing in our securities and not in the brand contract or Arian Foster, we will report and include as an exhibit in our periodic filings that we make under the Securities Exchange Act of 1934, as amended, or the Exchange Act, unaudited attributed financial information that will include balance sheet, statement of operations and cash flow information for each tracking series, including Series Arian Foster, as well as an explanation of the methods used in attributing the information to the tracking series. In addition, we would provide in such exhibit for each tracking series comparative financial information together with a discussion and analysis of that information that described reasons for changes between periods and other developments or events material to the performance of such tracking series.

Q:
How did we verify information provided by Arian Foster?

A:
Prior to entering into the brand contract with Arian Foster, we conducted due diligence and reviewed the included contracts and other documents to support our estimate of his projected brand income. We also ran credit checks on Arian Foster to verify his payment history and track record of performing under other obligations. We also commissioned a third-party background check to determine whether there was any other relevant information that might be useful in our evaluation of the Arian Foster brand.

Q:
How will we verify information about the brand income of Arian Foster in the future?

A:
Under the Arian Foster brand contract Arian Foster is required to make ongoing payments and reports to us of brand income as well as other material information, and we have audit rights that we will utilize to verify the information that we receive.

Q:
How did we determine the purchase price for the ABI under the Arian Foster brand contract?

A:
We determined the purchase price for the ABI based on an arm's-length negotiation with Arian Foster. As part of our assessment of the value of the ABI, we applied a discounted cash flow analysis to our estimate of the lifetime brand income earning potential of Arian Foster based on a number of our own estimates and assumptions. Please see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" for further discussion of the type of factors that we generally consider in our assessments of value of brands we seek to acquire. There can be no assurances that our estimate will be accurate, and a failure of our estimate to be accurate could have a materially adverse impact on your investment return on our Series Arian Foster. Before you make an investment in our Series

  Arian Foster, you should make your own assessment of the value of the brand contract and the shares of our Series Arian Foster.

Q:
Is the Arian Foster brand contract secured by any collateral?

A:
No. The Arian Foster brand contract is not secured by any collateral.

Q:
To the extent that Arian Foster fails to make a required payment under the brand contract can the investors in our Series Arian Foster collect payments themselves?

A:
No. The brand contract is between Arian Foster and us, and as a stockholder, you have no rights under the brand contract as a third-party beneficiary, or otherwise. In the event of any default under the brand contract, you must rely on us to collect any amounts due and you will be unable to pursue any claims against Arian Foster directly. We intend to enforce all contractual obligations to the extent we deem necessary and in the best interest of the company and its stockholders.

Q:
What happens if Arian Foster is injured or suffers any other illness or medical condition, retires or fails to make an NFL roster?

A:
A significant portion of Arian Foster's brand income is dependent on his continued satisfactory performance in the NFL and is not guaranteed. If he retires from the NFL at any time within two years following this offering, other than as a result of injury, illness or medical condition, we may elect in our sole discretion to terminate the brand contract and he will be required to pay us approximately $10.5 million (net of any amounts previously paid to us by him pursuant to the brand contract). Otherwise, if he stops playing in the NFL for any reason, either voluntary or involuntary, his brand income would likely decline. Arian Foster has no obligation to take any actions to generate brand income, and subject to the limited obligation to reimburse us funds as discussed above, he may choose not to do anything to generate brand income following the date on which we pay the purchase price.

Q:
Will we make dividend payments on Series Arian Foster or other tracking series that may be issued in the future?

A:
Our board of directors would be permitted, but not required, to declare dividends from time to time on any tracking series, including the Series Arian Foster. Dividends will be limited to an amount up to the "available dividend amount" for the Series Arian Foster. Please see "Dividend Policy."

Q:
What happens if Fantex converts shares of Series Arian Foster into platform common stock?

A:
Our board of directors may at any time resolve to convert shares of our Series Arian Foster into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of our Series Arian Foster by the fair value of a share of our platform common stock. For example, if a share of Series Arian Foster had at the time of determination a fair value of $10.00, and a share of platform common stock had at the time of determination a fair value of $5.00, then if our board of directors elected to convert the Series Arian Foster into platform common stock, each holder of Series Arian Foster would receive two shares of platform common stock for each share of Series Arian Foster held by them. For a further description, including how we would determine the fair value of shares of our platform common stock and our Series Arian Foster, please see "Description of Capital Stock." Our board of directors does not intend to convert the Series Arian Foster into the platform common stock unless either the platform common stock is publicly traded or there is no active trading market for the Series Arian Foster.

Q:
What happens if Fantex sells all or substantially all of the assets of the Arian Foster Brand?

A:
If we sell all or substantially all of the assets of the Arian Foster Brand (but not in connection with a sale of our company), our board of directors will either pay a dividend to holders of our Series Arian Foster, redeem shares of Series Arian Foster, convert the outstanding shares of our Series Arian Foster into our platform common stock or any combination of the foregoing. See "Description of Capital Stock—Common Stock—Mandatory Dividend, Redemption and/or Conversion on Disposition of Assets."

Q:
What happens if we are sold or are otherwise liquidated?

A:
In the event of a sale or a liquidation, dissolution or winding up of our company, including a change of control, and after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of the preferential amounts to which any series preferred stock is entitled, each share of our common stock will be entitled to receive a proportionate interest in our net assets remaining for distribution to holders of common stock equal to the fair value of such share, or if sufficient funds are not available, then a portion of such amount shared ratably with other holders of common stock. See "Description of Capital Stock."

Q:
How will shares of my Series Arian Foster be treated for United States federal income tax purposes?

A:
We believe that the Series Arian Foster will be treated as stock of Fantex for U.S. federal income tax purposes. There are, however, no court decisions or other authorities directly bearing on the tax effects of the issuance and classification of stock with the features of Series Arian Foster. In addition, the Internal Revenue Service has announced that it will not issue advance rulings on the classification of an instrument with characteristics similar to those of Series Arian Foster. Accordingly, no assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court. It is possible that the Internal Revenue Service could successfully assert that the issuance of the Series Arian Foster could be taxable to us. You should consult your tax advisor regarding the tax consequences of an investment in Series Arian Foster.

Q:
How is the Series Arian Foster being offered?

A:
Our Series Arian Foster is being offered through a best efforts, all or none basis, offering underwritten by FBS and a qualified independent underwriter. To the extent that there is insufficient interest in shares of our Series Arian Foster, this offering may be cancelled and no shares of our Series Arian Foster would be sold to the public. The process for placing orders in the offering is different from that used for most public offerings of equity securities. You should carefully read the section entitled "Underwriting—Offering Process" for additional information regarding how to place an order for our Series Arian Foster.

Q:
Will I receive a certificate for my Series Arian Foster?

A:
No. The shares of our Series Arian Foster will be issued in book-entry form only. We will act as registrar and transfer agent and will maintain a book-entry record of the holders of shares of our Series Arian Foster.

Q:
Will the Series Arian Foster be listed on an exchange?

A:
To the extent available, buy and sell orders will be posted and executed by the FBS ATS, which is an alternative trading system as defined under the Exchange Act. Our Series Arian Foster will not be listed on a stock exchange such as the New York Stock Exchange or NASDAQ.

Q:
Can I purchase Series Arian Foster using my existing brokerage account?

A:
No. In order to purchase shares of our Series Arian Foster, either in this offering or subsequent to this offering, investors are required to open a brokerage account with our broker-dealer affiliate, FBS. You will not be able to purchase or sell any shares of our Series Arian Foster through any other brokerage account or any exchange or trading system. See "Underwriting—Offering Process."

Q:
What is FBS and what role does it play in the offering and subsequent trading market?

A:
FBS is our affiliated broker-dealer and is regulated by the SEC and FINRA. FBS is serving as an underwriter in this offering, along with a qualified independent underwriter as defined in FINRA Rule 5121. In addition, FBS is registered as an alternative trading system, which we refer to as the FBS ATS, with the SEC. Upon completion of this offering, buy and sell orders for shares of our Series Arian Foster will be posted on the FBS ATS under the symbol "Arian Foster." FBS will be the exclusive broker-dealer for executing trades in our Series Arian Foster. Therefore, if you would like to execute any trades in our securities you first must open a brokerage account with FBS.

Q:
What is the FBS ATS?

A:
Our affiliate, FBS, operates an alternative trading system, registered with the SEC. Qualified investors will be required to open brokerage accounts with FBS in order to invest in our securities, initially the Series Arian Foster being offered hereby, and in the future, additional securities that we may register and issue from time to time. Investors who have an account with FBS may post "bid" and "ask" orders for our securities with FBS that will be matched with other orders on the FBS ATS. Our securities will be exclusively traded on the FBS ATS. FBS will accept only limit orders for trades in Series Arian Foster and other securities on the FBS ATS.

Q:
How can I sell my shares in Series Arian Foster if I decide that I no longer wish to hold them?

A:
FBS ATS has agreed to post buy and sell orders for shares of our Series Arian Foster upon completion of this offering. If you decide to sell shares of our Series Arian Foster, you must pay a commission to FBS. Payment of this brokerage fee may negate or mitigate any appreciation on shares of our Series Arian Foster or cause you to incur a loss on your investment.

Q:
Does Fantex participate in the FBS ATS as an investor?

A:
No. Neither we nor our affiliates (including employees) will execute trades for our or their own accounts through FBS or on the FBS ATS, except where FBS is acting as a market-maker on the FBS ATS.

Q:
What is the relationship between Fantex, Fantex Holdings and FBS?

A:
Fantex Holdings was incorporated on April 9, 2012. FBS was formed on May 7, 2012 as a wholly-owned subsidiary of Fantex Holdings. We were incorporated on September 14, 2012 as a wholly-owned subsidiary of Fantex Holdings. Following this offering, FBS will continue to be a wholly-owned subsidiary of Fantex Holdings, and Fantex Holdings will own 100% of our outstanding shares of platform common stock and no shares of our Series Arian Foster. To date, Fantex Holdings has incurred expenses on our behalf and contributed working capital towards our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and—Liquidity and Capital Resources."

GLOSSARY OF CERTAIN TERMS

        Set forth below is a glossary of certain terms used throughout this prospectus.

        "acquired brand income" or "ABI" means as context requires (1) with respect to the Arian Foster brand contract, the 20% of the brand income of Arian Foster that we are acquiring pursuant to his brand contract and (2) with respect to future brand contracts, the negotiated amount of brand income of such contract party that we acquire pursuant to such brand contract.

        "Arian Foster" (including related pronouns) means Arian Foster, a running back for the Houston Texans in the National Football League and/or The Ugly Duck, LLC, an affiliate of Arian Foster, or both jointly and severally, as the context requires.

        "Arian Foster Brand" is a tracking unit that our board of directors is establishing upon the consummation of this offering. For a description of the assets and liabilities that we are attributing to the Arian Foster Brand, please see "Management and Allocation Policies—Attribution—Arian Foster Brand."

        "brand contract" means as context requires: (1) when referring to Arian Foster, that certain Brand Agreement dated as of February 28, 2013 between Arian Foster and Fantex or (2) generally, any future brand agreement that Fantex may enter into with a contract party.

        "brand income" means, other than excluded income, as the context requires:

  •
  with respect to Arian Foster, the gross monies that he receives from and after February 28, 2013 generally as a result of his skills and brand, including salary and wages from being an NFL football player and related fields, which consists of other compensation from his involvement in coaching, football camps, sports television or broadcasting, including play-by-play and commentary, whether in-game or studio analysis, radio (terrestrial or satellite), motion picture (solely to the extent substantially related to or otherwise depicting Arian Foster's participation in professional football), literary works the subject of which is Arian Foster, publications, personal appearances, memorabilia signings and events, and the use of Arian Foster's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements, merchandising and appearances; or

  •
  with respect to other contract parties, the gross monies that such party receives generally as a result of their skills and brand, including salary and wages from participation in their defined primary occupation, such as an athlete in the NFL, and related fields, such as broadcasting and coaching.

        "contract party" may as context requires: (1) refer to Arian Foster or (2) any specified counterparty to a brand contract, which may include an individual such as a professional athlete or entertainer, and/or affiliates or affiliated entities of such individual on a joint and several basis.

        "excluded income" means as the context requires:

  •
  with respect to Arian Foster:

  •
  any revenues resulting from Arian Foster's "passive" investments in stocks or other equity, bonds, commodities, derivatives or real estate, so long as such stocks or other equity, bonds, commodities, derivatives or real estate are not received by Arian Foster as compensation for activities (including licensing of rights) in the field,

  •
  any income received from employment or other activities not related to professional football,

  •
  any reasonable reimbursement of incidental expenses actually incurred by Arian Foster, including without limitation, travel, lodging, per diem and other incidental expenses,

    •
    merchandise or merchandise credit that is immaterial in the overall context of the applicable endorsement deal, and

    •
    the following specifically excluded income:

    •
    income derived from: motion pictures (to the extent not related to or otherwise depicting Arian Foster's participation in the NFL) regardless of the channels of distribution (i.e., regardless of theatrical, made for TV, Internet, mobile or other channels developed after the date of the brand contract), television (other than sports television), music (including writing, recording, publishing, artist management, touring), children's books, and any and all merchandising and exploitation rights relating to any of these foregoing excluded categories;

    •
    any and all cash or other consideration, in any form whatsoever, received by Arian Foster from the following entities (or their affiliates as of February 28, 2013): (A) Fuse Science, Inc. and (B) Mobli Media Inc.;

    •
    $6.25 million received by Arian Foster in March 2013 as the final payment to him from the Texans for his signing bonus from the March 5, 2012 contract with the Texans; or

    •
    any merchandise credit (or value thereof) payable to Arian Foster pursuant to the agreement, dated effective as of March 1, 2012, between Arian Foster and Under Armour, Inc.; or

  •
  with respect to other contract parties, as specified in the respective brand agreement between such contract party and Fantex.

        "Fantex" means Fantex, Inc. In addition, all other references in this prospectus to "the Company," "our company," "we," "us" and "our" refer to Fantex.

        "FBS" means Fantex Brokerage Services, LLC, a registered broker-dealer affiliated with Fantex.

        "FBS ATS" means the alternative trading system operated by FBS.

        "platform common stock" means the series of our common stock provided for in our amended and restated certificate of incorporation into which our board of directors may determine to convert any tracking series (including the Series Arian Foster) based on the relative fair values of a share of platform common stock and such tracking series at the time of any such conversion.

        "Series Arian Foster" is the tracking series designated to track the Arian Foster Brand and being offered in this offering.

        "tracking series" means any series of our common stock that our board of directors from time to time may designate as tracking a specified tracking series brand. See "Description of Capital Stock."

        "tracking series brand" means our business unit relating to a specified brand contract, which the corresponding tracking series is designated to track. See "Management and Allocation Policies."

        "underwriters" refers to, as the context requires, FBS together with                , the qualified independent underwriter (as defined in FINRA Rule 5121) in this offering.

 RISK FACTORS

        Investing in our Series Arian Foster involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, and the sections in this prospectus entitled "Business" and "Description of Capital Stock," before making any decision to invest in shares of our Series Arian Foster. If any of the events discussed in the risk factors below occur it could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our Series Arian Foster could decline, and you could lose all or part of your investment.

Risks Related to Our Limited Operating History, Financial Position and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

        We incorporated in Delaware in September 2012 and prior to this offering, we were a wholly owned subsidiary of Fantex Holdings. We are currently in a start-up phase and to date have relied on our parent to conduct our operations. We therefore have a very limited operating history. Investment in our company is highly speculative because it entails substantial upfront cost and significant risk that we may never become commercially viable. We have not generated any revenue to date, and our parent has incurred significant expenses on our behalf. Following this offering, our parent will not be obligated to continue to incur expenses on our behalf except as required under our administrative services agreement with them, and we expect that we will incur significant expenses related to our ongoing operations. For the year ended December 31, 2012, we reported a net loss of approximately $1.1 million, and continue to accumulate a deficit.

        We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue evaluating, targeting and accessing brands and negotiating the acquisition of minority interests in those brands that meet our criteria, and as we develop the infrastructure necessary to support our ongoing operations. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, the rate at which we are able to acquire brands that meet our criteria and the ability of our acquired brands to generate revenues. Even if our brands generate revenue they may not produce revenue quickly enough to cover our expenses. If Arian Foster, or any other individuals with whom we may contract in the future, fails to produce revenue in amounts we expect, or at all, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our expected future losses will have an adverse effect on our stockholders' equity and working capital.

We have a very limited operating history, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to our contract parties in exchange for rights to future payments.

        Our operations to date have been limited to organizing and staffing our company, evaluating, targeting and accessing brands that meet our criteria and negotiating the acquisition of minority interests in those brands.

        As of the date of this prospectus, we have only entered into one brand contract with Arian Foster, a professional athlete in the NFL. We also intend to enter into additional brand contracts in the future and are actively pursuing these brand contracts, but as of the date of this prospectus we have no current commitments to enter into another brand contract. Our contract with Arian Foster requires us to make an upfront cash payment to him of $10.0 million (less $0.5 million to be held in escrow to satisfy future payment obligations to us), and we expect that any other brand contracts that we enter into in the future with other contract parties will also require us to make upfront payments in return for the right to future payments based on our ABI.

        Therefore, our business model requires us to make substantial upfront payments to our contract parties in exchange for rights to future payments. We will be at risk if for any reason we do not receive those future payments, or if they are less than we would need to be profitable or to offset our expenses. We have no history to demonstrate, and we can make no assurances, that our business model will be successful, or whether any of our brand contracts, including our brand contract with Arian Foster, will be profitable. Consequently, it will be difficult for anyone to predict our future success, performance or viability, and more difficult than it would be if we had a longer operating history and/or successful brand contracts to judge the viability of our business model, and any such predictions may not be accurate or reliable.

To date, we have not generated any revenues from any brand contract, and following completion of this offering, our brand contract with Arian Foster will represent our only source of revenue. We may not generate the revenue that we expect, or any at all, from our brand contract with Arian Foster or from any future brand contracts and we may never generate sufficient revenue to become profitable.

        To date, we have not generated any revenues from any brand contract and following completion of this offering, our brand contract with Arian Foster will represent our only source of revenue. We may not generate the revenue that we expect, or any at all, from our brand contract with Arian Foster or from any other brand contracts.

        Our ability to generate revenue and become profitable may depend, among other things, upon our ability to successfully evaluate, target and access brands that have the potential to generate significant brand income, acquire a minority interest in the brand income from these brands for an appropriate purchase price, aid our acquired brands in enhancing their value in amounts sufficient to provide a return on our investment, and enforce the brand contracts and collect our ABI with respect to these brands. Even if we are able to successfully do these and other things that are within our control there are numerous other factors, some of which are not within our control, that might impact our ability to generate revenue or be profitable, including those discussed in these Risk Factors and elsewhere in this prospectus.

        In addition, there are numerous risks and uncertainties associated with the brands in which we invest, including that the success of our brand contracts will depend upon the contributions, success and longevity of an individual in his primary occupation, such as an athlete in the NFL. Therefore, we are unable to predict the timing or amount of future revenues, or when or if we will be able to achieve or maintain profitability. Even if we are able to acquire, manage and develop brands as described above, we anticipate incurring significant costs associated with our efforts to achieve or maintain profitability.

We will need to obtain additional funding to acquire additional brands and we may also need additional funding to continue operations. If we fail to obtain the necessary financing, or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and we may be forced to significantly delay, scale back or discontinue our operations.

        We will require additional capital to fund our operations, and if we fail to obtain necessary financing, our business plan may not be successful.

        Our strategy of enhancing brand reach and brand value for our acquired brands depends in large part on our ability to build a robust platform of brands and benefit from economies of scale and ability to cross-pollinate and share best practices across our brands. Accordingly, we intend to enter into additional brand contracts in the future and we are actively pursuing these brand contracts, although as of the date of this prospectus we have no current commitments to enter into another brand contract. Any brand contracts that we enter into in the future with other contract parties will require us to make substantial upfront payments to acquire the ABI under such brand contracts. We do not, and following this offering we do not expect to have, the necessary funds that we would need to make any of these upfront payments under future brand contracts. Therefore, we expect that our future brand contracts for the foreseeable future will be contingent upon obtaining financing to fund the acquisition of the ABI in the respective brands, and we intend to finance these acquisitions through the issuance of additional tracking series linked to the value of such brands. Such financing may be expensive and time consuming to obtain, and we may not have investor interest that would enable us to obtain such financing.

        In addition, our operations (excluding upfront payments under future brand contracts) have consumed substantial amounts of cash since inception, and we expect they will continue to consume substantial amounts of cash as we aggressively build our platform of brands. To date, these operations have been financed exclusively by equity contributions from our parent. Our parent has no obligation to continue to finance our operations, and they do not intend to continue to finance our operations except as required under our administrative services agreement with them. Although we believe the net proceeds from this offering together with existing cash and cash equivalents and interest thereon will be sufficient to fund our projected operating expenses for the next 12 months, as noted above, we will require additional capital to finance the acquisition of future brands, and we may also need to raise additional funds sooner if our operating and other expenses are higher than we expect or our revenues from brand contracts are lower than we expect.

        Until we can generate a sufficient amount of revenue from our brand contracts, if ever, we expect to finance future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may not be able to continue to acquire additional ABI in other brands and we may have to significantly delay, scale back or discontinue our operations. If we raise additional funds through the issuance of additional debt or equity securities it could result in dilution to our existing stockholders, and/or fixed payment obligations that could reduce our ability to pay dividends or otherwise fund our other operations. Furthermore, these securities may have rights senior to those of our common stock and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license brands without consent and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

        Our forecast of the period of time through which our financial resources will be adequate to support our operations (excluding upfront payments under future brand contracts) is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this "Risk Factors" section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

  •
  the rate at which we begin to realize revenue under our brand contract with Arian Foster, as well as under any additional brand contracts that we may enter into in the future;

  •
  the cost of our efforts to evaluate, target and access the brands that meet our criteria, as well as the cost and expense of negotiating any new brand contracts;

  •
  our ability to enter into additional brand contracts, and if so the amount of the upfront purchase price that we would have to pay to acquire rights under any such brand contracts;

  •
  the number and characteristics of any new brand contracts that we may enter into;

  •
  the cost and expenses of any equity or debt financings that would be necessary to pay the purchase price under any additional brand contracts, and any regulatory or other delays in any of these offering processes;

  •
  the effect of competing technological and market developments;

  •
  the cost of establishing and building our sales, marketing and compliance capabilities; and

  •
  the rate at which we invest in marketing and other costs to assist our acquired brands in building and enhancing the value of their brands.

        If a lack of available capital means that we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

Risks Relating to Our Brand Contracts and Our Business

Our principal source of revenues for the foreseeable future will be derived from our brand contracts.

        Our principal source of revenues for the foreseeable future will be derived from our brand contracts. There are a number of risks relating to brand contracts. If any of these risks occur it could have a material and adverse impact on our business, financial condition and results of operations.

We do not have any experience managing brand contracts and we do not have any historical performance data about our brand contracts.

        We entered into our first brand contract on February 28, 2013. To date, we have not generated any revenues under this brand contract. Due to our limited experience with brand contracts, we do not have any historical performance data regarding our ability to generate revenues from the management of brand contracts and the likelihood of long-term performance of the contract party, or our ability to aid our brands in enhancing their brand reach and brand value. As a result, the brand contracts that we enter into may generate lower ABI than we anticipate, or none at all. We may therefore pay a purchase price for ABI that is too high. As we gain more experience with our brand contracts, we may change how we estimate the brand value of future brand contracts, and investors who invest early may not benefit from the experience that we gain from our early brand contracts.

Our revenues under our brand contracts will depend upon the continued satisfactory performance of the related contract party, and we do not have any rights to require the contract party to take any actions to attract or maintain or otherwise generate brand income.

        Some or all of the brand income that a contract party is expected to generate is contingent on continued satisfactory performance and is not guaranteed. Although we structure our brand contracts so that the contract party maintains the substantial majority of future brand income to help ensure that the contract party will maintain incentives to continue to generate brand income, we can provide no assurances that the contract party will do so. The contract party may retire from such contract party's primary occupation, such as an athlete in the NFL, at any time and for any reason, subject only to a requirement to repay us the amount of the purchase price we paid such contract party, plus certain expenses and net of any amounts already paid to us, if the contract party retires within two years. In addition, if the contract party voluntarily retires during such period, such contract party may have other obligations under other contracts to pay back upfront payments, such as a signing bonus, and the contract party may not have the funds to meet all of its obligations at that time. The contract party has no obligation to take any actions to generate brand income, and may choose not to do anything to generate brand income. Moreover, brand income under our brand contracts generally only includes income that the contract party may receive in the future in such contract party's primary occupation at the time, such as an athlete in the NFL, and related fields, such as broadcasting and coaching. Our brand contract contains no restriction on the ability of the contract party to change professions or earn money in unrelated fields, and such income may not be brand income. In any of these events, we may lose some or all of the brand income in the future under a brand contract, in which case our revenues would decline.

The contract party is neither our affiliate, nor a director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. The contract party has no obligation to enhance the value of the brand or disclose information to our stockholders.

        Events in the contract party's personal life, including relationships with spouse, family, friends, etc. could have a significant impact on the contract party's performance on the field. The contract party's obligations to disclose such personal events is limited to the obligations under the brand contract and the contract party is under no obligation to disclose any personal matters to the holders of shares of our tracking series. Since the contract party's obligations under the brand contract are solely limited to obligations owed to us, the holders of shares of our tracking series have no contractual right to enforce such obligations against the contract party. Furthermore, since the contract party is neither a director nor an officer of our company, such contract party owes no fiduciary obligations to the holders of shares of our tracking series. As a result, our stockholders will have no recourse directly against the contract party, either under the brand contract or under the securities laws.

Profitability of our brand contracts may also depend upon the contract party's ability to attract and maintain endorsements and attract and maintain other brand income generating activities.

        The purchase price that we expect to pay for future ABI under our brand contracts is based on our assumption that the contract party will generate brand income in excess of that which may be predictable under existing contracts that are included in brand income, or included contracts. Therefore, we expect that the contract party will need to be able to maintain existing included contracts as well as attract and maintain additional endorsements and other brand income generating activities. As noted above, the contract party has no obligation to take any actions to generate brand income, or to take any actions to increase the amount of brand income that the contract party currently generates. However, even if the contract party desires to and attempts to attract and maintain additional endorsements and other brand income generating activities there can be no assurances that such contract party will be able to do so.

        Competition for endorsements and other brand income opportunities is intense. These opportunities may depend on a variety of factors, including the primary occupation, such as an athlete in the NFL, and perceived value of such profession to marketing executives, and on-field factors in the primary occupation, such as quality of the contract party's performance, whether or not the contract party plays for a winning team, the market in which the contract party performs, skill of the contract party at the contract party's position, the style of play and potential to perform in the future, as well as intangible traits off the field such as personality, personal drive and ambition, "likability," authenticity and consistency. Thus, future endorsements and other brand income opportunities may be difficult to attract and maintain, and they may not generate as much brand income as we expect or that they have historically. A downturn in the performance of the contract party or even the team on which the contract party plays, whether the current team or a different team, could adversely affect such contract party's ability to attract and maintain endorsements. Even if the contract party enters into multi-year agreements that are capable of generating significant brand income, such agreements may have termination clauses relating to performance, character or other reasons, or such agreements may become the subject of disputes. We will have no rights under our brand contracts to require the contract party to pursue any remedies or engage in any disputes with any third parties.

Brand income may decrease due to factors outside the control of the contract party, such as an injury, illness, medical condition or death of the contract party, or due to other factors such as public scandal or other reputational harm to the contract party. In any such event, it is likely that the brand income with respect to such brand contract will not return to its prior levels or may cease completely.

        Our focus for the foreseeable future is to enter into brand contracts with high-profile athletes who play professional sports. For example, Arian Foster is a running back in the NFL. There is a high risk of injury in many professional sports, and in particular in the NFL. If a contract party becomes injured or sustains a serious illness or other adverse medical condition in the course of his professional career or otherwise, or dies, the brand income, and thus our ABI, would likely be dramatically less than we anticipate, and it is likely that such brand income would not return to its prior levels or may cease completely.

        We also expect to receive brand income from existing and future endorsement agreements entered into by the contract party, as well as other public activities related to the primary occupation of the contract party, such as television broadcasting. We believe that the contract party's ability to attract and maintain endorsement agreements as well as other sources of brand income will depend on the contract party's reputation and ability to be viewed favorably by the public. Prior to entering into a brand contract, we assess the character and reputation of the contract party and the brand through our independent assessments, industry references and background checks conducted by third parties. However, there can be no assurance that our review process uncovers all facts and characteristics that could adversely affect the reputation of a contract party or the value of the brand contract. Even if our review process provides us with an accurate assessment of the character and integrity of a contract party as of the date of our review, there can be no assurance that circumstances in the future will not change, or that a contract party will continue to behave in a manner consistent with past behavior.

        Any harm to the public reputation of a contract party, or association of the contract party's name with a public scandal, may reduce the contract party's ability to enter into and maintain future endorsements and other sources of brand income and as a result, brand income would likely decrease or may cease completely.

The contract party or other third parties may refuse or fail to make payments to us under the brand contracts.

        Our revenues depend on contract parties and other third parties making payments of ABI to us. A contract party or other third party may dispute amounts to which we believe we are entitled, or may be unwilling or unable to make payments to which we are entitled, including for reasons discussed elsewhere in these risk factors.

        In either event, we may become involved in a dispute with the contract party or other third party regarding the payment of such amounts, including possible litigation. Disputes of this nature could harm the relationship between us and the contract party or other third party, and could be costly and time-consuming for us to pursue.

        Failure of the contract party or other third party to make payments of our ABI to us for any reason would adversely affect our business and in particular the value of your tracking series if the failure to pay relates to the brand contract associated with any tracking series.

        In addition, if the contract party or other third party who may be obligated to make payments to us were to become the subject of a proceeding under the United States Bankruptcy Code or a similar proceeding or arrangement under another state, federal or foreign law, our rights and interests under the brand contract or otherwise may be prejudiced or impaired, perhaps significantly so. In such circumstances, we may be precluded, stayed or otherwise limited in enforcing some or all of our rights under the brand contract or otherwise and realizing the economic and other benefits contemplated therein. To the extent we do not receive payments under a brand contract to which we would otherwise be entitled as a result of any such debtor relief laws, then the amount of such payments we do not receive will nonetheless be attributable to the respective tracking series brand. In such an event, such shortfall in earnings will be treated as a general expense of Fantex and be shared proportionally among all of our then outstanding tracking series. As a result, the market value of your tracking series could decline if another brand contract that is not related to your tracking series is unenforceable as a result of debtor relief laws. For a further description of covered amounts please see "Management and Allocation Policies—Attribution—Covered Amounts."

Our brand contracts are not secured by any collateral or guaranteed or insured by any third party other than the contract party, and you must rely on Fantex to pursue remedies against the contract party in the event of any default.

        The payments under a brand contract will be unsecured obligations of the contract party and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any payments that may be owed to us under a brand contract if those amounts are not paid. Generally, we would have to pursue remedies against the contract party or other third parties to whom our ABI was assigned by the contract party.

        If the contract party defaults under the brand contract, there can be no assurances that the contract party will have adequate resources, if any, to satisfy any obligations to us under the brand contract. In addition, our brand contracts will require that our ABI be directly assigned to us by the contract party where commercially practicable. It may be necessary, therefore, for us to also pursue remedies against counterparties to included contracts. These counterparties may assert that the assignment of brand income by the contract party did not create an obligation of their part to pay any brand income to us.

        Moreover, payment of the ABI is an obligation of the contract party to us, not obligations to our stockholders, including holders of shares of our Series Arian Foster. Our stockholders will have no recourse directly against the contract party.

The brand contract does not restrict the contract party from incurring unsecured or secured debt, nor does it impose any other financial restrictions on the contract party.

        If the contract party incurs additional secured or unsecured debt after entering into a brand contract with us, or if the contract party incurs excessive expenses, the contract party may be impaired in its ability to make payments to us under the brand contract. In addition, additional debt or expenses may adversely affect the contract party's creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of the contract party. To the extent that the contract party has or incurs other indebtedness and expenses and cannot pay all of its indebtedness or expenses, the contract party may choose to make payments to other creditors rather than us.

        To the extent a contract party incurs other indebtedness that is secured, such as mortgage, home equity, or auto loans, the ability of the secured creditors to exercise remedies against the assets of the contract party may impair the contract party's ability to make payments to us under the brand contract. The contract party may also choose to repay obligations under secured indebtedness before making required payments on the brand contract because the contract party has no collateral at risk in the case of the brand contract.

The financial and other information that we obtain from the contract party or other third parties may be inaccurate and may not accurately reflect the true financial position of the contract party, and the risk of default on the brand contract may be significant and may be higher than we anticipate.

        Prior to entering into a brand contract, we conduct a review of the contract party that includes collecting financial and other information from the contract party to evaluate financial suitability of the contract party, including a review of assets, liabilities, existing commitments, tax returns and credit scores. We also conduct background checks and obtain credit reports from the major credit rating agencies to help us assess the ability of the contract party to meet their financial obligations. However, we do not verify this information and it may be inaccurate or incomplete. For example, the credit score assigned to a contract party may not accurately reflect the actual likelihood that the contract party will perform under the brand contract because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data, and we do not verify the information obtained from the contract party's credit report. If information that is supplied to us by the contract party or other third parties is inaccurate or incomplete, the risk of default on the brand contract may be significant and may be higher than we anticipate.

Failure of a contract party to adequately protect their intellectual property could injure the value of the contract party's brand.

        We invest in high-profile brands through our brand contracts. Therefore, the success of our brand contracts is dependent on the contract party protecting their brand from intellectual property infringement (such as counterfeiting and other unauthorized uses of their intellectual property rights). Although the contract parties may seek to protect the intellectual property rights associated with their brand by ensuring that they own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights, it may not be possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances that give rise to uncertainty as to the validity, scope and enforceability of a contract party's intellectual property rights. We will have no rights under the brand contract to enforce any intellectual property rights of the contract party or the brand. Infringement of their trademark, copyright and other intellectual property rights by others could have an adverse effect on the brand income, and thus the ABI that we receive under the brand contract. If Arian Foster were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights that vest in his brand, then we could lose a portion of our revenue stream that would have been derived from such brand assets.

Our revenues under brand contracts may fluctuate due to seasonality.

        The revenues under our brand contracts may be subject to seasonal variation, limiting the overall comparability of interim financial periods. For example, the salary under NFL contracts is usually paid out in even installments during the course of the NFL season, or as a signing bonus according to varying schedules. The NFL season occurs primarily in the third and fourth quarters of each calendar year. As a result, our interim results and any quarterly financial information may not be indicative of the financial performance for the whole year.

An economic downturn and adverse economic conditions may harm a contract party's earning potential.

        The recent economic downturn and adverse conditions in the global markets may negatively affect the earnings of a contract party. For example, the NFL market salary cap is dependent upon the revenues the NFL receives. In addition, endorsements may depend in part on the actual or perceived personal disposable income of consumers and marketing budgets of endorsement partners. These commercial contract revenues are contingent upon the expenditures of businesses across a wide range of industries, which industries may cut costs in response to any economic downturn.

Our ability to increase the value of any of our brands may be limited and our investments in the promotion of any of our brands may cause the market value of our stock to decline.

        Our management and board of directors will have complete discretion in determining the scope and execution of our brand promotion efforts, if any, with respect to our brands. Any investment we may make to promote our acquired brands will be for long- or medium-term results and would not be expected to increase brand income in the near-term, if at all. Any expenditures that we may make on promotional activities that are attributable to a single tracking series brand will be an attributable expense to that tracking series brand. To the extent that our promotional activities increase the attributable income of a tracking series brand by an amount less than the attributable expenses for the promotion, the attributed retained earnings of that brand would decline. There can be no assurances that our management will promote any of our tracking series brands in a manner that creates value for the associated tracking series or any of our other stockholders.

Confidentiality agreements with employees and others may not adequately prevent disclosures of our proprietary information and confidential information of the contract party.

        We have taken measures to protect our proprietary information and confidential information of the contract parties, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us, including for example, information we acquire about the contract parties, be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Nevertheless, employees, collaborators or consultants may still disclose or misuse our confidential information, and we may not be able to meaningfully protect our proprietary information and confidential information of the contract parties. In addition, others may independently develop substantially equivalent information or techniques or otherwise lawfully gain access to our proprietary information and confidential information of the contract parties, and thereafter communicate this information to others without maintaining its confidentiality. If this occurs, it may negatively impact our business and relationships with our current or future contract parties, and may damage our reputation and limit our ability to enter into new brand contracts. In addition, costly and time-consuming litigation could be necessary to enforce our proprietary rights or limit the prohibited disclosure of confidential information, and failure to obtain or maintain protection of our proprietary information or the confidential information of the contract parties could adversely affect our competitive business position.

Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent our ability to conduct our business operations, including by hindering or preventing our ability to enforce our brand contracts or conduct offerings of tracking series.

        Changes in government policy, legislation or regulatory or judicial interpretations could hinder or prevent our ability to conduct our business operations, including by hindering or preventing our ability to enforce our brand contracts or conduct offerings of tracking series. For example, we could be deemed to be subject to insurance and other regulations, which in some circumstances may be applied retrospectively. In addition, our brand contracts are intended to be effective in perpetuity and may be terminated only upon mutual agreement of the contract party and us. In some jurisdictions perpetual contracts have been found to be against public policy and therefore terminable in some circumstances. Our brand contracts are governed by California law, and California legal decisions do not disfavor express contractual terms for indefinite duration. However, we can provide no assurances that a California court may not rule differently in the future, or that a court of another jurisdiction might attempt to apply a different choice of law to our brand contracts. If this occurs then we may become involved in expensive and time consuming litigation, or may be unable in certain cases to enforce our brand contracts. Any other changes in or interpretations of current laws and regulations could also require us to increase our compliance expenditures, inhibit our ability to enter into new brand contracts or cause us to significantly alter or to discontinue offerings of additional tracking series. Altering the terms of our brand contracts or tracking series to comply with changes in or interpretations of applicable laws and regulations could require significant legal expenditures, increase the cost of managing or acquiring our brand contracts or make offerings of our tracking series less attractive to investors. In addition, our failure to comply with applicable laws and regulations could lead to significant penalties, fines or other sanctions. If we are unable to effectively respond to any such changes or comply with existing and future laws and regulations, our competitive position, results of operations, financial condition and cash flows could be materially adversely impacted.

The leagues, team owners, players associations, endorsement partners, elected officials or others may take actions that could restrict our ability or make it more costly for us to enter into future brand contracts.

        Our business model depends on the cooperation of various third parties. Because the brand contracts and offerings of tracking series linked to the income of professional athletes and entertainers is a novel business model, there may be influential parties with interests that are adverse or perceived to be adverse to our business, such as sports leagues, sports teams, fantasy sports networks or gambling institutions. These parties may seek to change the rules, policies, laws, regulations or legal interpretations in ways to prohibit, or limit the success of, our business. For example, in 2010 the Cantor Futures Exchange received approval from the Commodities Futures Trading Commission to launch the Hollywood Stock Exchange as a contract market for the trading of box office futures; however, the Motion Picture Association of America successfully lobbied members of the U.S. congress to pass legislation making trading in box office futures illegal. In a similar manner, influential parties that perceive our business model to be a threat to their business or detrimental to professional sports may attempt to lobby leagues, team owners, players associations, endorsement partners and elected officials to adopt rules, policies, laws, regulations or legal interpretations that inhibit us from conducting our business. Any such changes may adversely affect the ability of our contract parties to perform their obligations under brand contracts, or inhibit our ability to enter into new brand contracts with other contract parties. These changes could cover various requirements of the brand contract, such as prohibiting the sale or assignment of a portion of personal income, limiting the ability to enter into contracts with an indefinite term or limiting the ability of the contract party to disclose information about included contracts to us. Any such changes prohibiting, or limiting the enforceability of, any terms in the brand contract could prevent or inhibit our collection of the ABI to which we are entitled under the brand contract. Any limitations on the ability of the contract party to disclose information about included contracts to us, or the SEC if we deemed it necessary, could limit the ability of a contract party to enter into such agreements subsequent to entering into a brand contract with us. Any increase in the expenses associated with our management of the brand contract or decrease in the expected ABI that we will collect could materially and adversely affect the value of shares of our Series Arian Foster.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

        Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Cornell "Buck" French, our Chief Executive Officer, David Mullin, our Chief Financial Officer, and David Beirne, Chairman of our board of directors. Neither we nor Fantex Holdings have employment agreements with any of our executive officers or key employees that require them to remain our employees and, therefore, they could terminate their employment with Fantex Holdings or us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

Risks Relating to Arian Foster

Arian Foster's NFL player contract is a significant portion of the current revenues we would receive under his brand contract.

        In 2012, Arian Foster signed a five year contract with the Texans worth up to $43.5 million, and his professional football compensation in that year made up over 90% of his annual income. This 2012 NFL player contract included a $12.5 million signing bonus with the remaining $31.0 million to be paid out over the term of the contract. The maximum brand income remaining as of the date of this prospectus under his existing NFL player contract is $25.5 million, of which only $3.25 million is guaranteed. Therefore, much of the revenues derived under our brand contract with Arian Foster are tied to his professional football career and are not guaranteed. If he does not play for any reason or if the Texans decide to release him because of a decline in the quality of his play, an injury, illness or medical condition or for any other reason, then he will not receive any of the remaining salary other than the guaranteed portion. We cannot guarantee that Arian Foster will continue to be paid according to the terms of his current NFL player contract, or that he will be able to enter into a new NFL player contract when the existing contract expires.

The value of our Arian Foster Brand is dependent upon the performance of, and to a lesser extent, the popularity of Arian Foster in the NFL.

        Our revenue under our brand contract with Arian Foster is driven by the performance of, and to a lesser extent, the popularity of Arian Foster. Arian Foster's performance in the NFL directly affects, and a deterioration of his performance could adversely affect, the ABI under our brand contract with Arian Foster. Poor or mediocre on-field performance could cause his NFL player contract to be terminated and may result in sponsors cancelling their endorsements, or result in his failing to qualify for additional incentive payments under existing or future endorsement contracts. We cannot ensure that Arian Foster will continue to be successful in the NFL.

The profitability of Arian Foster's brand contract is substantially dependent upon Arian Foster's ability to enter into at least one additional multi-year NFL player contract on economic terms that are comparable to his existing NFL player contract, and, to a lesser extent, on his ability to successfully attract and retain endorsements or generate other brand income after his playing career.

        We anticipate that we will receive the majority of revenues under our brand contract with Arian Foster during the period of his NFL playing career. His current NFL player contract represents the source of substantially all of the brand income under our brand contract with him, during the past year, and we expect that Arian Foster's annual income will continue to be more heavily weighted toward his NFL player contract than on other brand income generating activities.

        The length of Arian Foster's NFL playing career is uncertain, however, running backs generally retire from the NFL by their early 30s. Arian Foster was born on August 24, 1986, and thus will be 27 years old for the 2013 NFL season. Unless earlier terminated, Arian Foster's current NFL player contract with the Texans will expire at the conclusion of the 2016 NFL season. Because Arian Foster will be 30 years old prior to the beginning of the 2017 season, NFL teams may be unwilling to enter into a long-term NFL player contract with Arian Foster on terms comparable to his current NFL player contract, if at all. As a result, Arian Foster may have already reached the peak of his earnings from his football salary. In addition, Arian Foster may not continue to perform well as an NFL player and therefore, future earnings may be substantially less than those realized over the past few years. If Arian Foster is unable to sign a new NFL player contract or the terms are materially worse than his current

NFL player contract, the revenues of our Arian Foster Brand will decline, which in turn may cause the market value of shares of our Series Arian Foster to decline.

        In addition, none of Arian Foster's current endorsement contracts last beyond the first quarter of 2015, and many of the endorsement contracts included in brand income may be terminated if Arian Foster does not play for an NFL football team. Arian Foster may be unable to renew these endorsement deals on favorable terms, if at all. In addition, his ability to generate other brand income after his playing career is unproven. His failure to attract and maintain key endorsements or generate other brand income after his playing career could have a negative impact on our revenues under the brand contract.

        The opportunity to receive a return of capital or any profit from an investment in our Series Arian Foster will depend in large part upon Arian Foster's ability to enter into at least one additional multi-year NFL player contract on terms that are economically comparable to his existing NFL player contract and on his ability to enter into and maintain endorsement contracts over the same period.

Our ability to increase the value of any of the Arian Foster Brand may be limited and our investments in the promotion of any of the Arian Foster Brand may cause the market value of our stock to decline.

        Based on publicly reported and widely available information, endorsement deals with professional football players historically appear to have been significantly smaller than endorsement deals with athletes from other professional sports such as golf, basketball and baseball. In addition, NFL quarterbacks are typically considered the most marketable football players and receive the most high-profile endorsement deals. As a result, Arian Foster's endorsement potential may be limited and we may be unable to increase the value of our Arian Foster Brand despite our efforts. To the extent that our promotional activities are unsuccessful, the market value of shares of our Series Arian Foster may decline. Furthermore, even if our promotion activities increase the endorsement income to Arian Foster, they may nonetheless have a negative impact on the market value of shares of our Series Arian Foster because we will only receive a portion of any increased revenues. Because the ABI is 20% of brand income, our promotion efforts must exceed a return that is five times our investment in order to increase the value of the Arian Foster Brand to the extent that we increase our revenues through the brand contract. There can be no assurances that our management will promote the Arian Foster Brand in a manner that creates value for holders of our Series Arian Foster.

Arian Foster may suffer from an injury, illness or a medical condition; any injuries, illnesses or medical conditions of Arian Foster may affect the revenues received by us under the brand contract.

        Any injury, illness or a medical condition of Arian Foster could cause you to lose a substantial portion or all of your investment in Series Arian Foster. Even if not career ending, an injury, illness or a medical condition could have a negative effect upon Arian Foster's performance and may result in a loss of brand income that would otherwise have resulted from current and future NFL player contracts. A reduction in brand income will reduce our ABI, our ability to make dividend payments, if any, and have a negative impact on the value of shares of our Series Arian Foster. Any of these outcomes could also affect our ability to enter into additional brand contracts or to finance the acquisition of additional brands, which would have an adverse impact on our ability to execute on our business strategy.

        On December 23, 2012, Arian Foster left a regular season NFL game early with an irregular heartbeat. He is also reported to have experienced a similar condition on eight prior occasions since he was 12 years old. On January 31, 2013, Alex Flanagan of the NFL Network reported that Arian Foster would likely undergo an ablation surgical procedure. On February 1, 2013 the Texans publicly released a statement by Arian Foster stating that he had not, and did not have any current plans to, discuss a surgery with his doctors. Any current or future heart condition could adversely affect Arian Foster's playing performance or ability to fulfill his obligations under his NFL player contract, which in turn could materially and adversely affect the revenues of our Arian Foster Brand and the market value of shares of our Series Arian Foster.

        In addition, Arian Foster played with a torn meniscus during the 2010 NFL season, without publicly disclosing the injury until after the season when he underwent surgery to repair the injury. Arian Foster's playing status was questionable for many games during the 2011 NFL season, and he missed three games due to hamstring issues. A knee injury during the 2012 pre-season also made his season debut questionable. Any re-injury or new injury could materially and adversely affect Arian Foster's playing performance and the value of the Arian Foster Brand. In addition, continuing to play while injured could lead to additional injuries and prematurely end Arian Foster's NFL career and significantly impair the value of the Arian Foster Brand, and thus the market value of shares of our Series Arian Foster.

        A substantial portion of our earnings under the brand contract are attributable to Arian Foster's NFL player contract. To the extent that the value of your investment is dependent on the competitive success of Arian Foster, the likelihood of achieving such success is substantially reduced by serious or untimely injuries to Arian Foster. Arian Foster is only contractually guaranteed to receive a portion of his NFL player contract. If Arian Foster is unable to play as a result of any injury, illness or a medical condition he may lose those portions of his contract payable on the achievement of performance based incentives, those portions of his contract not guaranteed against injury, illness or a medical condition and may be unable to enter into any future NFL player contracts. Additionally, Arian Foster may not be paid under his endorsement contracts if he fails to play in a specified number of NFL games. Even if Arian Foster continues to receive payments under his endorsement contracts, his ability to maintain sponsors and his ability to attract new sponsors may be severely diminished.

Future negative publicity could damage Arian Foster's reputation and impair the value of his brand.

        The return on your investment in shares of our Series Arian Foster heavily depends on the value and strength of Arian Foster's brand and reputation. Arian Foster has in the past received, and we expect that in the future he will continue to receive, media coverage. Unfavorable publicity regarding his professional performance or his behavior off the field could negatively affect his brand and reputation. For example, in November 2006, Arian Foster and two other team members of the Tennessee Volunteer's football team were arrested after an altercation at a night club. Any future negative publicity could damage his reputation and impair the value of his brand.

Arian Foster could be negatively affected by an NFL work stoppage.

        If the NFL experiences a work stoppage, then Arian Foster's earnings will be adversely affected. In 1974 and 1982 the NFL experienced player strikes and in 2011 the NFL owners staged a "lockout" of the players. If either a strike or a lockout occurs during an NFL season, player pay may be suspended. Arian Foster's earnings are heavily dependent on his professional football salary and would be negatively affected by any such work stoppage. This would have a negative impact on the payments we receive under the brand contract. We can give no assurances that such work stoppages will not occur.

Arian Foster could be negatively affected by current and future rules of the NFL.

        Future changes to the NFL rules or other regulations may adversely affect Arian Foster's earnings. These regulations could cover various aspects of his participation, such as changes to the rules of the game resulting in a devaluation of Arian Foster's skill set, changes governing player eligibility and fines, and changes to the league's collective bargaining agreement. Changes in the format of the game and league in which Arian Foster plays could have a negative impact on his brand income and therefore, will impact the ABI we receive under the brand contract.

There could be a decline in the popularity of professional football or in Arian Foster's popularity.

        There can be no assurance that football will retain its popularity as a sport, together with the associated levels of media coverage. In addition, Arian Foster could suffer a decline in popularity. Any decline in popularity could result in lower offers for future endorsements and NFL player contracts, a reduction in the value of Arian Foster or his brand, and a resulting decline in the value of shares of our Series Arian Foster. Even if Arian Foster is successful, a substantial decline in the popularity of professional football, whether as a result of increase in the popularity of other professional sports or the emergence of new spectator sports, could have a material adverse effect on our Series Arian Foster. Any one of these events or a combination of such events could have a material adverse effect on the trading volume of our Series Arian Foster and on the revenues generated under the brand contract.

Risks Related to our Tracking Stock Structure

There are numerous risks you should be aware of with respect to how we intend to structure our business and our proposed tracking stock structure

        Our amended and restated certificate of incorporation authorizes us to establish and issue from time to time one or more series of common stock and to determine the terms and rights of each such series. As of the date of this prospectus we have created two series of our common stock, one of which we have designated as platform common stock and the other of which we have designated as our Series Arian Foster. We intend to enter into additional brand contracts in the future, and we intend to establish and issue an additional series of common stock, which we refer to as our tracking series, with each new brand contract. Each tracking series would be intended to track and reflect the separate economic performance of the assets and expenses associated with the associated brand contract. As a result, we expect to issue multiple series of tracking stock in the future, and there are numerous risks associated with our proposed tracking stock structure.

A specified portion of the ABI associated with each of our brand contracts will be attributed to our platform common stock rather than the associated tracking series. Therefore each of our tracking series will only partially reflect the economic performance of the associated brand contract and other assets and expenses of the associated brand.

        Our Series Arian Foster is intended to track the performance of our Arian Foster Brand. However, we are attributing to the Arian Foster Brand only 97% of the ABI under the Arian Foster brand contract. The remaining 3% of ABI under the Arian Foster brand contract will be attributed to our platform common stock. Similarly, in the future when we issue additional tracking series we intend to attribute a portion of the ABI under the associated brand contracts to the platform common stock. Therefore, each of our tracking series will only partially reflect the economic performance of the associated brand contract and other assets and expenses of the associated brand, even though we may use the proceeds of this offering and future tracking series offerings to fund the full purchase price of the associated brand contract.

        In addition, an investment in any of our Series Arian Foster or any other tracking series would not represent an ownership interest in the Arian Foster Brand or any brand or assets associated with any particular tracking series. Rather, an investment in any of our tracking series would represent an ownership interest in one consolidated company, Fantex.

As a series of our common stock, any of our tracking series will be subject to the risk associated with an investment in Fantex as a whole.

        Holders of any of our series of common stock, including our platform common stock and any tracking series, including the Series Arian Foster, will be common stockholders of Fantex and will be subject to risks associated with an investment in Fantex as a whole, even if a holder only owns shares of one series of our common stock. Holders of any of our tracking series would be exposed to additional risk associated with any additional tracking series that we establish and issue in the future. We will attribute, for financial reporting purposes, assets, liabilities, revenue, expenses and cash flows to tracking units that we establish for brands we acquire in the future, and we will include unaudited attributed financial information as part of our financial reporting for each tracked unit we establish. However, holders of any of our tracking series will not have any legal rights related to specific assets attributed to the associated tracked unit. Rather, Fantex will retain legal title to all of its assets, including assets attributed to the Arian Foster Brand or any other tracked brand we establish in the future, and, in any liquidation, holders of our Series Arian Foster and holders of any other tracking series we establish, together with holders of our platform common stock, will be entitled to receive a proportionate share of our available net assets available for distribution to stockholders after we satisfy our creditors, including creditors of any tracked brand other than a tracked brand related to a tracking series in which you may invest. See "Description of Capital Stock—Common Stock—Liquidation."

Our board of directors will have discretion to reattribute assets and liabilities of any tracking series brand without the approval of our holders of that tracking series brand.

        Our board of directors will have discretion to reattribute assets and liabilities of one tracking series brand to another tracking series brand without the approval of our stockholders or the holders of any tracking series related to the impacted tracking series brands. This may make it difficult to assess the future prospects of the Arian Foster Brand or any other tracking series brand. Any reattribution made by our board of directors, as well as the existence of the right in and of itself to effect a reattribution, may impact the ability of investors to assess the future prospects of the Arian Foster Brand or any other tracking series brand, including its liquidity and capital resource needs. Our stockholders may also have difficulty evaluating the liquidity and capital resources of each of our tracking series brands based on past performance, as our board of directors may use one tracking series brand's liquidity to fund another tracking series brand's liquidity and capital expenditure requirements through the use of inter-series loans and inter-series equity investments.

        We could be required to use assets attributed to one tracking series brand to pay liabilities attributed to another tracking series brand. The assets attributed to one tracking series brand are potentially subject to the liabilities attributed to another tracking series brand, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other brand. While our current management and allocation policies provide that reattributions of assets between tracking series brands will result in the creation of an inter-series loan or be considered an inter-series equity investment or an offsetting reattribution of cash or other assets, no provision of our amended and restated certificate of incorporation prevents us from satisfying liabilities of one tracking series brand with assets of another tracking series brand, and our creditors will not in any way be limited by our capital structure from proceeding against any assets they could have proceeded against if we did not have any tracking series.

The market price of our tracking series may not reflect the intrinsic value or performance of the associated tracking series brand.

        The market price of our tracking series may not reflect the performance of the associated tracking series brand. Holders of our tracking series will be common stockholders of Fantex as a whole and, as such, will be subject to all risks associated with an investment in Fantex and all of our tracking series brands, assets and liabilities. As a result, the market price of our tracking series may reflect the performance of Fantex as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated tracking series brand. We intend to value each of our brand contracts using the fair value option under ASC 825. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies." Our fair value determination may be different from the implied value of a brand contract based on the market price for our tracking series. In addition, investors may discount the value of any of our tracking series because it is part of a common enterprise rather than a stand-alone entity.

The market price of our tracking series may be more volatile than other publicly traded common stock because of our unique capital structure.

        The market price of the our tracking series may be volatile, could fluctuate substantially and could be affected by factors that do not affect other publicly-traded common stock. Our capital structure and business model is unique and we do not know how the market will react. In addition, to the extent the market prices of any of our tracking series reflect the performance of more focused tracking series brands, assets and liabilities than traditional common stock, the market prices of our tracking series may be more volatile than the market price of traditional common stock because they may be more sensitive to events or circumstances that could impact the associated tracking series brand. The market prices of any of our tracking series may be materially affected by, among other things:

  •
  actual or anticipated fluctuations in brand income or expected brand income attributed to the associated tracking series brand, or in other operating results related to the associated tracking series brand;

  •
  potential acquisition activity by Fantex, including in brands we acquire or that we publicly announce that we intend to acquire or that people anticipate we may acquire;

  •
  changes in estimates of brand income by analysts or commentators;

  •
  the complex nature and the potential difficulties investors may have in understanding the terms of our Series Arian Foster, the terms of our platform common stock or any other tracking series, or our business model, as well as concerns regarding the possible effect of certain of those terms on an investment in our stock;

  •
  actual or anticipated liabilities or expenses attributed to the associated tracking series brand or any other tracking series brand or Fantex as a whole; and

  •
  general market conditions.

Our capital structure may create conflicts of interest for our board of directors and management, which could have a material adverse effect on the market value of any of our tracking series.

        Our tracking stock capital structure could create conflicts of interest, and our board of directors may make decisions that could adversely affect only some holders of our common stock. Our tracking stock capital structure could give rise to occasions when the interests of holders of one tracking series might diverge or appear to diverge from the interests of holders of another tracking series. In addition, there may be inherent conflicts of interests between any of our tracking series and the platform common stock. Our tracking series brands are not separate entities and thus holders of our Series Arian Foster, platform common stock and any future tracking series will not have the right to elect separate boards of directors. As a result, our officers and directors owe fiduciary duties to Fantex as a whole and all of our stockholders as opposed only to holders of a particular tracking series. Decisions deemed to be in the best interest of Fantex and all of our stockholders may not be in the best interest of a particular tracking series when considered independently. Examples include decisions relating to:

  •
  the terms of any business relationships that may be created between and among any of our tracking series brands and the platform common stock or the terms of any reattributions of assets between any of our tracking series brands and the platform common stock;

  •
  the timing of a merger or other change of control transaction involving Fantex and its impact on the allocation of consideration among the holders of our Series Arian Foster, any future tracking series and platform common stock;

  •
  the allocation of corporate opportunities between any of our tracking series brands, especially where the opportunities might meet the strategic business objectives of more than one tracking series brand;

  •
  operational and financial matters that could be considered detrimental to one tracking series brand but beneficial to another tracking series brand;

  •
  the conversion of shares of any of our tracking series brands into shares of platform common stock;

  •
  the creation of any new tracking series;

  •
  the making of, and, if made, the subsequent increase or decrease of any inter-series equity investments that one tracking series brand may make in another tracking series brand;

  •
  the internal or external financing or assets attributable to any of our tracking series brands;

  •
  the dispositions of assets of any of our tracking series brands; and

  •
  the payment of any dividends on any of our tracking series or our platform common stock.

Our parent, as a holder of our platform common stock, will have control over key decision making as a result of their control over a majority of our voting stock.

        Following this offering, our parent will be able to exercise voting rights with respect to an aggregate of 100,000,000 shares of common stock, representing a majority of the voting power of our outstanding capital stock following our initial public offering. Our platform common stock has five votes per share, and our Series Arian Foster being offered in this initial public offering, has one vote per share. As a result, our parent will hold over 99% of the voting power of our outstanding capital stock following our initial public offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. As a stockholder, even a controlling stockholder, our parent is entitled to vote its shares in its own interests, which may not always be in the interests of our stockholders generally. Because of the five-to-one voting ratio between our platform common stock and Series Arian Foster, our parent will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of our platform common stock represent at least 16.67% of all outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future.

Ownership of our platform common stock by our parent company and any of our officers or directors, may create, or appear to create, conflicts of interest with holders of our Series Arian Foster.

        Ownership of platform common stock by our parent company and any of our officers or directors, may create or appear to create conflicts of interest. Our parent company and our directors or officers directly or indirectly own an interest in platform common stock and not Series Arian Foster. This disparity could create or appear to create conflicts of interest when our parent company or any of our officers or directors are faced with decisions that could have different implications for the holders of shares of Series Arian Foster and holders of platform common stock.

Our capital structure may decrease the amounts available for the payment of dividends to holders of our tracking series.

        We may not pay dividends on one or more tracking series, even if we pay dividends on our platform common stock or any other tracking series. If we pay dividends or make any other distributions on, or repurchases of, shares of any other series of our common stock without also making a dividend on all other series of common stock the assets that would be legally available to be paid as dividends on the shares relating to our other series of common stock under Delaware law would be reduced.

Our board of directors has the ability to change our allocation policies at any time without a vote of our stockholders, which may adversely affect the market value of our Series Arian Foster.

        Other than pursuant to the management and allocation policies described in this prospectus, we have not adopted any specific procedures for consideration of matters involving a divergence of interests among holders of shares of stock relating to our Series Arian Foster and our platform common stock, or among holders of different series of stock relating to a specific tracking series brand. Rather than develop additional specific procedures in advance, our board of directors intends to delegate decisions to our independent conflicts committee, which will exercise its judgment from time to time, depending on the circumstances, as to how best to:

  •
  obtain information regarding the divergence (or potential divergence) of interests;

  •
  determine under what circumstances to seek the assistance of outside advisers;

  •
  determine whether a special committee of our board of directors should be appointed to address a specific matter and the appropriate members of that committee; and

  •
  assess what is in our best interests and the best interests of all of our stockholders.

        Our board of directors believes the advantage of retaining flexibility in determining how to fulfill its responsibilities in any such circumstances as they may arise outweighs any perceived advantages of adopting additional specific procedures in advance. Our board of directors may change the management and allocation policies following their implementation to the detriment of any tracking series without your approval. Our board of directors intends to adopt certain management and allocation policies described in this prospectus to serve as guidelines in making decisions regarding the relationships between the Arian Foster Brand, any future tracking series brand and the platform residual with respect to matters such as tax liabilities and benefits, inter-series loans, inter-series equity investments, attribution of assets, financing alternatives, corporate opportunities and similar items. These policies also set forth the initial attribution of expected future attributions of our assets and liabilities between and among our platform common stock and our tracking series brands. These policies are not included in our amended and restated certificate of incorporation and our board of directors may at any time change or make exceptions to these policies. Because these policies relate to matters concerning the day-to-day management of Fantex as opposed to significant corporate actions, such as a merger involving us or a sale of substantially all of our assets, stockholder approval will not be required with respect to their adoption or amendment. In addition, to the extent that our board of directors seeks stockholder approval, holders of our platform common stock will be able to control such vote because they will hold over 99% of the voting power of our outstanding capital stock following this offering. A decision to change, or make exceptions to, these policies or adopt additional policies could disadvantage one tracking series brand while advantaging the other.

You may not have any remedies under Delaware law if the actions of our directors or officers adversely affect the market value of any of our tracking series.

        Holders of a particular tracking series may not have any remedies if any action by our directors or officers has an adverse effect on only that tracking series. Principles of Delaware law and the provisions of our amended and restated certificate of incorporation may protect decisions of our board of directors that have a disparate impact upon holders of any tracking series. Under Delaware law, the board of directors has a duty to act with due care and in the best interests of all of our stockholders, regardless of the stock, or series, they hold. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that, subject to any applicable provisions of the certificate of incorporation, a board of directors generally owes an equal duty to all stockholders and does not have separate or additional duties to any subset of stockholders. Judicial opinions in Delaware involving tracking stocks have established that decisions by directors or officers involving differing treatment of holders of tracking stocks may be judged under the business judgment rule. In some circumstances, our directors or officers may be required to make a decision that is viewed as adverse to the holders of a particular tracking series. Under the principles of Delaware law and the business judgment rule referred to above, you may not be able to successfully challenge decisions that you believe have a disparate impact upon the stockholders of one of our tracking series if a majority of our board of directors, or an authorized committee thereof, is disinterested and independent with respect to the action taken, is adequately informed with respect to the action taken and acts in good faith and in the honest belief that the board is acting in the best interest of our stockholders collectively.

We may dispose of assets of the Arian Foster Brand without your approval.

        Delaware law requires stockholder approval only for a sale or other disposition of all or substantially all of the assets of Fantex taken as a whole, and our amended and restated certificate of incorporation does not require a separate class vote in the case of a sale of a significant amount of assets of any of our tracking series brands. As long as the assets attributed to the Arian Foster Brand or the platform common stock proposed to be disposed of represent less than substantially all of our assets, we may approve sales and other dispositions of any amount of the assets of such brand without any stockholder approval.

Holders of any of our tracking series may not be adequately compensated if we sell all or substantially all of the assets of the associated tracking series brand.

        If we dispose of all or substantially all of the assets attributed to any tracking series brand, we would be required, if the disposition is not an exempt disposition under the terms of our amended and restated certificate of incorporation, to choose one or more of the following three alternatives:

  •
  pay a dividend to holders of the associated tracking series brand out of the available net proceeds of such disposition; or

  •
  if there are legally sufficient assets and the available dividend amount for the associated tracking series would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the associated tracking series brand, redeem all outstanding shares of the associated tracking series in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the associated tracking series brand, redeem a portion of the outstanding shares of our associated tracking series in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

  •
  convert each outstanding share of the associated tracking series into our platform common stock at the applicable conversion ratio; or

  •
  combine a conversion of a portion of the outstanding shares of the associated tracking series into a number of shares of our platform common stock at the applicable conversion ratio with either the payment of a dividend on or a redemption of shares of the associated tracking series.

        See "Description of Capital Stock" beginning on page 98.

        In this type of a transaction, holders of the disposing tracking series brand's common stock may receive less value than the value that a third-party buyer might pay for all or substantially all of the assets of the tracking series brand.

        Our board of directors will decide, in its sole discretion, how to proceed and is not required to select the option that would result in the highest value to holders of any tracking series of our common stock.

Holders of any of our tracking series may receive less consideration upon a sale of the assets attributed to the associated tracking series brand than if that brand were a separate company.

        If the Arian Foster Brand were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of a separate, independent company with the same assets might receive a greater amount of proceeds than the holders of shares of Series Arian Foster would receive upon a sale of all or substantially all of the assets of the Arian Foster Brand. In addition, we cannot assure you that in the event of such a sale the per share consideration to be paid to holders of shares of Series Arian Foster will be equal to or more than the per share value of that share of stock prior to or after the announcement of a sale of all or substantially all of the assets of the Arian Foster Brand. Further, there is no requirement that the consideration paid be tax-free to the holders of the shares of Series Arian Foster. Accordingly, if we sell all or substantially all of the assets attributed to the Arian Foster Brand, our stockholders could suffer a loss in the value of their investment in Fantex.

In the event of a liquidation of Fantex, holders of any of our tracking series will not have a priority with respect to the assets attributed to the associated tracking series brand remaining for distribution to stockholders.

        Under the amended and restated certificate of incorporation, upon liquidation, dissolution or winding up of Fantex as a whole, holders of our tracking series will be entitled to receive, subject to the prior payment in full of creditors and any preferential amounts to which any series of preferred stock is entitled, a proportionate interest in the assets of Fantex remaining for distribution to holders of common stock (regardless of the assets of the associated tracking series brand) in an amount per share equal to the fair value of such share of common stock; however, if the assets of Fantex legally available for distribution to the holders of common stock are insufficient to permit the payment to shares of all of our outstanding tracking series the full amount to which they would otherwise be entitled, then the assets available for distribution to the holders of common stock shall be distributed to all holders of each tracking series ratably in proportion to the full amounts to which they would otherwise have been entitled to receive. As a result, the proportionate share of Fantex's assets that any holder of our tracking series would be entitled to receive upon any liquidation may be less than the assets of the associated tracking series brand, and less than the amount that you would have received if the associated tracking series brand were a separate company.

Our board of directors may, in its sole discretion, elect to convert any of our tracking series into our platform common stock, thereby changing the nature of your investment and possibly diluting your economic interest in Fantex, which could result in a loss in value to holders of our tracking series.

        Our amended and restated certificate of incorporation and the certificate of designations for each of our tracking series will permit our board of directors, in its sole discretion, to convert all of the outstanding shares of any tracking series into shares of our platform common stock at an exchange rate based on the relative fair value of a share of the impacted tracking series and the fair value of a share our platform common stock at the time. Our amended and restated certificate of incorporation and the certificate of designation for future tracking series are expected to permit our board of directors, in its sole discretion, to convert all of the outstanding shares of any future tracking series into shares of platform common stock at an exchange rate based on the relative fair value of the that tracking series and the platform common stock at the time. Additional details are as described under "Description of Capital Stock—Common Stock—Conversion." A conversion of any tracking series would preclude the holders of that tracking series from retaining their investment in a security that is intended to reflect separately the performance of the relevant tracking series brand. We cannot predict the impact on the market value of our stock because our board of directors' ability to effect any such conversion or the exercise of this conversion right by Fantex. In addition, our board of directors may effect such a conversion at a time when the market value of our stock could cause the stockholders of our Series Arian Foster to be disadvantaged.

Our capital structure may inhibit beneficial acquisition offers.

        Our capital structure, as well as the fact that the Arian Foster Brand is not an independent company may inhibit or prevent acquisition bids for the Arian Foster Brand and may make it difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders. If the Arian Foster Brand were a separate independent company, any person interested in acquiring the Arian Foster Brand without negotiating with management could seek control of that brand by obtaining control of its outstanding voting stock, by means of a tender offer, or by means of a proxy contest. Although we intend Series Arian Foster to reflect the separate economic performance of the Arian Foster Brand, it is not a separate entity and a person interested in acquiring only Series Arian Foster without negotiation with our management could obtain control of that brand only by obtaining control of a majority in voting power of the platform common stock. The existence of shares of common stock, and different series of shares, relating to different tracking series brands could present complexities and in certain circumstances pose obstacles, financial and otherwise, to an acquiring person that are not present in companies that do not have capital structures similar to ours.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in control of Fantex that a stockholder may consider favorable.

        Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in control of Fantex that a stockholder may consider favorable. These provisions include:

  •
  authorizing our Series Arian Foster or any other tracking series;

  •
  classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

  •
  from and after such time as our parent company no longer holds a majority of the voting rights of our common stock, a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

  •
  advance notice and other requirements that stockholders, other than our parent company for so long as it holds a majority of the voting rights of our common stock, must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of Fantex;

  •
  from and after such time as our parent company holds less than a majority of the voting rights of our common stock, a 75% stockholder vote is required for removal of a director with or without cause, and for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws; and

  •
  the existence of authorized and unissued stock, including "blank check" preferred stock, which could be issued by our board of directors to persons friendly to our then current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of Fantex.

        In addition, after our parent company ceases to own 15% of our voting stock, we will be subject to Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its voting stock unless the holder has held the stock for three years or, among other things, the board of directors approved the transaction prior to such holder acquiring its 15% stake. Furthermore, our amended and restated certificate of incorporation will specify that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by judges particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Risks Related to this Offering, the Offering Process and the Fantex Platform

Our Series Arian Foster is a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase shares of our Series Arian Foster.

        Our Series Arian Foster is highly risky and speculative. Our Series Arian Foster is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in our Series Arian Foster, you should not purchase shares of our Series Arian Foster.

The offering of our Series Arian Foster may not be completed.

        We expect to cancel this offering if we do not raise at least $10.5 million of gross proceeds. In such case, no shares of our Series Arian Foster will be sold to the public.

There is no current trading market for our Series Arian Foster or any other series of our capital stock and if a trading market does not develop, purchasers of our Series Arian Foster may not be able to sell, or may have difficulty selling, their shares.

        Prior to this offering, there has been no public market for our Series Arian Foster, or any other series of our capital stock. We do not intend to apply for a listing of our Series Arian Foster on any securities exchange or for their inclusion in any established automated dealer quotation system. To own or trade our Series Arian Foster, you must have a brokerage account with FBS through which you will only be permitted to enter limit orders. Our Series Arian Foster will be traded in the secondary market only through the FBS ATS. If FBS or the FBS ATS suffers any disruption in business operations or activity for any reason, including regulatory or otherwise, you may not be able to sell shares of our Series Arian Foster. Please see "Risks Related to Our Affiliate, FBS, and the FBS ATS."

        Because we are an affiliate of FBS, FBS will deliver a current "market-maker" prospectus, such as this prospectus, and otherwise comply with the registration requirements of the Securities Act in connection with any secondary market sale of the shares of Series Arian Foster, which may affect your ability to engage in secondary sales on the FBS ATS. We have agreed to make a "market-maker" prospectus generally available to FBS. If we do not have a current "market-maker" prospectus available at any time, or if we have limited or no market-makers at any time, the liquidity of the secondary market for the Series Arian Foster may be materially adversely affected. FBS may also act as a market-maker in the secondary market from time to time, but it is not obligated to make a market in the Series Arian Foster and may discontinue any market-making at any time without notice, in its sole discretion. If FBS chooses not to make a market in the Series Arian Foster or discontinues market-making for any reason, there may be no other market-makers.

        In addition, we cannot predict the extent to which investor interest in our Series Arian Foster or any other tracking series will lead to the development of an active trading market for our Series Arian Foster or how liquid any trading market might become. If an active trading market does not develop, you may be unable to sell, or have difficulty selling, any shares of our Series Arian Foster that you purchase, and the value of such shares may not reflect their fundamental value. The initial public offering price has been set by us and the underwriters based on, among other things, our evaluation of Arian Foster's historical athletic performance as well as estimates of the business potential and earnings prospects of Arian Foster. Our estimates may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Series Arian Foster, if at all, at a price equal to or greater than the price you paid in this offering.

Our Series Arian Foster is not a "covered security" and is therefore subject to registration in various states.

        Our Series Arian Foster is not a "covered security" for purposes of the Securities Act. The term "covered security" applies to securities preempted under federal law from state securities registration requirements due to their oversight by federal authorities and self-regulatory authorities, such as national securities exchanges. Because the Series Arian Foster is not a "covered security," the sale of our shares is subject to securities registration in various states.

State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell shares of our Series Arian Foster.

        Secondary trading in our Series Arian Foster sold in the offering will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, our Series Arian Foster in any particular state, our Series Arian Foster may not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our Series Arian Foster, the liquidity for our Series Arian Foster could be significantly affected, resulting in a potential loss on your investment.

We intend to market our offering exclusively to individual investors, and therefore our initial public offering price may not be sustainable if and when trading begins, and the price of our Series Arian Foster could decline rapidly and significantly.

        We intend to set an initial public offering price at $10.00 per share and market our offering exclusively to individual investors.

        In a typical initial public offering, a majority of the shares sold to the public are purchased by professional investors that have significant experience in determining valuations for companies in connection with initial public offerings. These professional investors typically have access to, or conduct their own independent, research and analysis regarding investments in initial public offerings. Other investors typically have less access to this level of research and analysis, and as a result, may be less sensitive to price in participating in our initial public offering. As a result, our initial public offering price may be different than the price that would be established in a more traditional underwritten offering involving institutional investors.

        In addition, institutional investors typically hold acquired shares for an extended period time and trade their holdings infrequently, while individual investors may be more likely to trade their shares frequently and react to minor changes in the market value of our Series Arian Foster, or may be more prone to have unexpected liquidity needs. This may result in greater volatility in the trading price of shares of our Series Arian Foster. This, in turn, could cause increased imbalances in supply and demand and cause the shares of our Series Arian Foster to decline in value.

        As a result, our stock price may not be sustainable if and when trading begins, and the price of our Series Arian Foster may decrease once trading of our Series Arian Foster begins.

Investors should not expect to sell our shares for a profit shortly after our Series Arian Foster begins trading.

        During the offering process, we and our managing underwriters will monitor indications of interest in the offering to evaluate the demand that exists for our initial public offering. Based on this information, we and our underwriters may revise the price of our initial public offering set forth on the cover of this prospectus, or we may decide to change the number of shares of Series Arian Foster offered through this prospectus. Any increases in the initial public offering price or the number of shares offered may result in there being little or no demand for our shares in secondary trading after completion of the offering. Even if we do not change the number of shares offered or the offering price, the demand for our Series Arian Foster may be completely satisfied by the initial public offering and there may be little or no demand for shares of Series Arian Foster in the secondary market. If this were to occur, the price of our shares would likely decline following this offering. If your objective is to make a short term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit an offer to purchase shares in this offering.

If you purchase our common stock in this offering, you will incur immediate dilution in the book value of your shares, on an as converted to platform common stock basis.

        The initial public offering price is higher than the net tangible book value per share of our common stock (including our platform common stock), on an as converted to platform common stock basis. Investors purchasing Series Arian Foster in this offering will pay a price per share that exceeds the book value per share (on an as converted basis) of our tangible assets after subtracting our liabilities. As a result, investors purchasing Series Arian Foster in this offering will incur immediate dilution of $            per share, on an as converted to platform common stock basis, based on the sale of            shares at an initial public offering price of $10.00 per share (or $            per share, on an as converted basis).

        Further, because we expect that we will need to raise additional capital to fund additional brand acquisitions, we intend in the future to sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors. For a further description of the dilution that you will experience immediately following this offering, see "Dilution."

We intend to issue additional tracking series, which would reduce then-existing investors' percentage of ownership in Fantex and may dilute our share value.

        Our amended and restated certificate of incorporation authorizes the issuance of up to 1,495,000,000 shares of common stock and 5,000,000 shares of preferred stock. Accordingly, our board of directors will be empowered, without further stockholder approval, to issue additional shares of capital stock up to the authorized amount, which could adversely affect the rights of the holders of the existing series of our common stock. We may value any stock issued in the future on an arbitrary basis and the future issuance of capital stock may result in substantial dilution in the percentage of our common stock or common stock-equivalents held by our then existing stockholders. The issuance of capital stock for future services or other corporate actions may have the effect of diluting the value of the shares held by our then-existing stockholders, and might have an adverse effect on any trading market for our Series Arian Foster.

If analysts or commentators publish or establish target prices for our Series Arian Foster that are below the initial public offering price or then current trading market price of our shares, the price of shares of our Series Arian Foster may fall.

        We believe that analysts and commentators may publish price targets, and if they do they may rely upon methods to establish target prices for our Series Arian Foster that may be different than methodologies that we use or that other investors use to value these shares. If analysts and commentators publish target prices for our Series Arian Foster that are below our initial public offering price or the then current trading market price of our shares, it could cause our stock price to decline.

The price of our Series Arian Foster might fluctuate significantly, and you could lose all or part of your investment.

        Volatility in the market price of our Series Arian Foster may prevent you from being able to sell shares of our Series Arian Foster at or above the price you paid for such shares. The trading price of our Series Arian Foster may be volatile and subject to wide price fluctuations in response to various factors, including:

  •
  performance of Arian Foster in the NFL;

  •
  our perceived financial standing and the stability of the Fantex platform;

  •
  market interest in trading our Series Arian Foster;

  •
  liquidity needs of investors due to the overall performance of the equity markets or otherwise;

  •
  industry related regulatory developments;

  •
  investor perceptions of Arian Foster, us and professional football;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in tax code that may affect the economics of your investment;

  •
  insolvency of Fantex or Arian Foster;

  •
  regulatory findings, determinations or changes affecting our ability to operate;

  •
  sales of our Series Arian Foster by a large stockholder;

  •
  general economic conditions;

  •
  changes in interest rates; and

  •
  availability of capital.

        These and other factors might cause the market price of our Series Arian Foster to fluctuate substantially, which might limit or prevent investors from readily selling their shares of our Series Arian Foster and may otherwise negatively affect the liquidity of our Series Arian Foster. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Series Arian Foster could fluctuate based upon factors that have little or nothing to do with Fantex, Arian Foster or the contract party, and these fluctuations could materially reduce our stock price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results and financial condition.

Transaction costs for trades on the FBS ATS could decrease the liquidity of your investment in our Series Arian Foster and could reduce or eliminate any positive return on your investment in our Series Arian Foster.

        The transactions costs for trades on the FBS ATS could be high relative to the size of your investment in our Series Arian Foster. The cost of executing trades in our Series Arian Foster could cause investors to trade less frequently and to increase their holding periods. Thin trading in our Series Arian Foster could, in turn, increase the spread between the bid price at which buyers are willing to acquire shares of our Series Arian Foster and the ask price at which sellers are willing to sell their shares, making it more difficult to buy or sell at a time and price that meets your objectives. In addition, brokerage commissions associated with your transactions in Series Arian Foster could reduce or eliminate your return on investment in our Series Arian Foster or cause you to incur a loss on your investment.

We may be subject to securities litigation, which is expensive and could divert management attention.

        The market price of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our Series Arian Foster less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We cannot predict if investors will find our Series Arian Foster less attractive because we will rely on these exemptions. If some investors find our Series Arian Foster less attractive as a result, there may be a less active trading market for our Series Arian Foster and our stock price may be more volatile.

Our compliance burdens and costs will be significant as a result of operating as a public company, particularly as a result of our tracking stock structure. Our management will be required to devote substantial time to compliance matters.

        As a public company in the United States, we will incur significant legal, accounting and other expenses that we did not previously incur. Our business model depends on the ongoing issuance of tracking series intended to track the performance of tracking series brands that we intend to establish with each new brand contract.

        We will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly as a result of our tracking stock structure and to a greater extent after we are no longer an "emerging growth company." The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company, particularly one with a tracking stock structure such as ours that contemplates numerous series being issued on an ongoing basis, may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We will need to implement significant enhancements to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company with multiple tracking series. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

        For as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See "Prospectus Summary—Implications of Being an Emerging Growth Company." Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal control over financial reporting are effective, our independent registered public accounting firm may still decline to attest to the effectiveness of our internal controls or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our stock price.

Noncompliance with laws and regulations may impair our ability to arrange or service the brand contracts.

        Generally, failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the payments under the brand contracts and, in addition, could subject us to damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and ability to maintain the Fantex platform and may result in contract parties attempting to rescind their brand contracts. For example, if we were deemed to be an investment company under the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition and results of operations.

If Series Arian Foster is not treated as a class of common stock of Fantex, adverse federal income tax consequences will result.

        If Series Arian Foster is considered property other than common stock of Fantex, Fantex would generally be taxed on a portion of the appreciation of the assets, if any, attributable to Series Arian Foster upon the issuance of such stock. In addition, for federal income tax purposes, income, gain, losses and deductions attributable to one tracking series brand would not be offset against income, gain, losses and deductions attributable to another tracking series brand.

Risks Related to Our Affiliate, FBS, and the FBS ATS

To own or trade our Series Arian Foster, you must have a brokerage account with FBS and our Series Arian Foster will be traded in the secondary market only through the FBS ATS.

        Prior to this offering, there has been no public market for our Series Arian Foster, or any other series of our capital stock. We do not intend to apply for a listing of our Series Arian Foster on any securities exchange or for their inclusion in any established automated dealer quotation system. To own or trade our Series Arian Foster, you must have a brokerage account with FBS through which you will only be permitted to enter limit orders. Our Series Arian Foster will be traded in the secondary market only through the FBS ATS. If FBS or the FBS ATS suffers any disruption in business operations or activity for any reason, including regulatory or otherwise, you may not be able to sell your shares.

The securities settlement process at FBS exposes it to certain risks specific to broker-dealers that clear their own trades, which include greater sanctions for errors vis-a-vis brokers that outsource these functions to third-party providers.

        FBS will clear all trades effected on its ATS. Broker-dealers that clear their own trades are subject to substantially more regulatory requirements than brokers that outsource these functions to third-party providers. Errors in performing clearing functions, including clerical, technological and other errors related to the handling of funds and securities held by FBS on behalf of customers, could lead to censures, fines or other sanctions imposed by applicable regulatory authorities as well as losses and liability in related lawsuits and proceedings brought by FBS's customers. Any unsettled securities transactions or wrongly executed transactions may expose FBS's customers to adverse movements in the prices of the Series Arian Foster. In terms of customer order entry errors, there is always a risk a customer may accidentally enter a trade in the wrong stock, and/or with incorrect pricing. Customers will be limited in almost all cases to entering trades online with substantial front end order alerts and safeguards.

The FBS website and the FBS ATS are each operated on computer hardware that is currently located in a third-party Web hosting facility and there may be interruptions or delays in service that are out of our, FBS's or the third-party's control, which may result in an inability to sell your shares.

        The FBS website and the FBS ATS are each operated on computer hardware that is currently located in a third-party Web hosting facility in Chicago, Illinois operated by Rackspace, US Inc. Neither we nor FBS control the operation of this facility, and it is subject to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. It is also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions that may be taken at the facility, the occurrence of any of these unanticipated problems at the facility or any decision by Rackspace to close the facility without adequate notice could result in lengthy interruptions in the services provided by the FBS ATS, which could result in an extended period of delay during which time you would not be able to sell any shares. In addition, the failure by the Rackspace facility to provide required data communications capacity could result in additional interruptions.

If security measures at the FBS website and the FBS ATS are breached and unauthorized access is obtained to a customer's data, the FBS ATS may be perceived as not being secure and customers may curtail or stop trading on the platform.

        Services provided by FBS and the FBS ATS involve the storage and transmission of customers' proprietary information, and security breaches could expose FBS and the FBS ATS to a risk of loss of this information, litigation and possible liability. If the security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to one of our customers' data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of security occurs, the market perception of the effectiveness of the security measures at FBS and the FBS ATS could be harmed and could result in fewer sales and customers. In addition to any damage to market perception, such breaches of security measures or resulting unlawful use of confidential information could, among other things: (i) subject FBS to liability for a failure to safeguard client data, (ii) subject FBS to regulatory sanctions or burdens, based on the authority of the SEC and FINRA to enforce regulations regarding business continuity planning, and (iii) require significant capital and operating expenditures to investigate and remediate the breach.

FBS's insurance coverage may be inadequate or expensive to cover the losses resulting from any lawsuits or breaches of security.

        FBS is subject to claims in the ordinary course of business. These claims may involve substantial amounts of money and involve significant defense costs. It is not always possible to prevent or detect activities giving rise to claims, and the precautions FBS takes may not be effective in all cases.

        FBS maintains voluntary and required insurance coverage, including, among others, SIPC and fidelity bond insurance. While FBS endeavors to purchase coverage that is appropriate to its assessment of its risk, FBS is unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. FBS's business may be negatively affected if in the future its insurance proves to be inadequate or unavailable. In addition, insurance claims may harm FBS's reputation or divert management resources away from operating FBS's business.

Failure to maintain technological capabilities, flaws in existing technology, difficulties in upgrading FBS's technology platform or the introduction of a competitive platform could have a material adverse effect on FBS's business.

        FBS depends on highly specialized and, in many cases, proprietary technology to support its business functions, including, among others, (i) securities trading and custody, (ii) customer service, (iii) accounting and internal financial processes and controls, and (iv) regulatory compliance and reporting.

        In addition, FBS's continued success depends on its ability to effectively adopt new or adapt existing technologies to meet customer, industry and regulatory demands. FBS might be required to make significant capital expenditures to maintain competitive technology. For example, the future success of FBS may depend in part on its ability to anticipate and adapt to technological advancements required to meet the changing demands of its customers. The emergence of new industry standards and practices could render FBS's existing systems obsolete or uncompetitive. Any upgrades or expansions may require significant expenditures of funds and may also cause FBS to suffer system degradations, outages and failures. There cannot be any assurance that FBS will have sufficient funds to adequately update and expand its networks, nor can there be any assurance that any upgrade or expansion attempts will be successful and accepted by its customers. If FBS's technology systems were to fail and FBS were unable to recover in a timely way, FBS would be unable to fulfill critical business functions, which could lead to a loss of customers and could harm FBS's reputation. A technological breakdown could also interfere with FBS's ability to comply with financial reporting and other regulatory requirements, exposing FBS to disciplinary action and to liability to its customers.

Regulatory developments and FBS's failure to comply with regulations could adversely affect FBS's business by increasing its costs and exposure to litigation, affecting FBS's reputation and making its business less profitable.

        FBS's business is subject to extensive regulation and supervision under both federal and state laws. FBS is a member of FINRA and registered as a broker-dealer with the SEC, each of the 50 states, the District of Columbia and Puerto Rico.

        Much of the regulation of broker-dealers has been delegated to self-regulatory organizations ("SROs"), including FINRA. The primary regulators of FBS are FINRA and the SEC.

        The SEC and FINRA as well as other U.S. governmental or regulatory authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. There can also be no assurance that other federal or state agencies will not attempt to further regulate FBS's business. These legislative and regulatory initiatives may affect the way in which FBS conducts its business and may make FBS's business model less profitable.

        FBS's ability to conduct business in the jurisdictions in which it operates depends on its compliance with the laws, rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of these jurisdictions. FBS's ability to comply with all applicable laws, rules and regulations is largely dependent on its establishment and maintenance of compliance, audit and reporting systems and procedures, as well as its ability to attract and retain qualified compliance, audit and risk management personnel. Policies and procedures adopted by FBS designed to comply with applicable laws, rules and regulations may not be fully effective and there can be no assurance that regulators or third parties will not raise material issues with respect to FBS's past or future compliance with applicable regulations.

        FBS's profitability could also be affected by rules and regulations that impact the business and financial communities generally, including changes to the laws governing taxation, electronic commerce, privacy and data protection. Failure to comply with new rules and regulations, including in particular, rules and regulations that may arise pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject FBS to regulatory actions or litigation and it could have a material adverse effect on FBS's business, results of operations, cash flows or financial condition. In addition, new rules and regulations could result in limitations on the lines of business FBS conducts, modifications to its business practices, increased capital requirements or additional costs.

FBS is subject to various regulatory ownership requirements, which, if not complied with, could result in the restriction of the ongoing conduct of its business.

        The business activities that FBS may conduct are limited by various regulatory agencies. FBS's membership agreement with FINRA may be amended by application to include additional business activities. This application process is time-consuming and may not be successful. As a result, FBS may be prevented from entering new potentially profitable businesses in a timely manner, or at all. FBS is subject to various regulatory capital requirements, which, if not complied with, could result in the restriction of the ongoing conduct, growth, or even liquidation of parts of its business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

        This prospectus includes forward-looking statements. We may, in some cases, use terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our expectations regarding future ABI under our brand contract with Arian Foster, including longevity of his career and an ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking series or otherwise finance the purchase of additional ABI, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our attribution policies with respect to our series of common stock, our results of operations, cash needs, spending of the net proceeds from this offering, financial condition, liquidity, prospects, growth and strategies, and the trends that may affect us or the contract parties.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the field in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the field in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

        You should also read carefully the factors described in the "Risk Factors" section of this prospectus and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, do not protect any forward-looking statements that we make in connection with this offering.

        We obtained data in this prospectus regarding the NFL and athletes in the NFL from our own internal estimates and research as well as from general publications, surveys and studies conducted by third parties. While we believe that the information is reliable, we have not independently verified the data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

 USE OF PROCEEDS

        We expect that our net proceeds from the sale of the shares of common stock in this offering will be approximately $         million, assuming the sale of            shares of Series Arian Foster in this offering at an initial public offering price of $10.00 per share (in each case the amounts set forth on the front cover of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. See "Underwriting" for additional detail regarding the underwriting discounts.

        On April 3, 2013, we received an equity contribution of $2.0 million from our parent to provide working capital to finance our operating expenses. As consideration for the ABI under our brand contract with Arian Foster we will pay him a one-time cash amount of $10.0 million contingent upon our ability to obtain financing. We will use up to $10.0 million of our net proceeds from the offering of our Series Arian Foster, together with existing cash and cash equivalents if necessary, to fund the payment of this purchase price to Arian Foster pursuant to our brand contract with him.

        The principal purposes of this offering are to obtain capital to finance the payment of the purchase price for the ABI pursuant to the Arian Foster brand contract, establish a public market for our Series Arian Foster and facilitate our future access to the public capital markets for other equity securities that we may offer on the FBS ATS.

        Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months after payment of the purchase price under the Arian Foster brand contract.

        Our management will have broad discretion in applying the net proceeds of this offering and our existing cash and cash equivalents after payment of the purchase price to Arian Foster under the brand contract. Although we may use a portion of the net proceeds of this offering for the acquisition of additional brands, and although we are actively pursuing the acquisition of additional brands, we have no current commitments to do so. Any brand contracts that we enter into in the future with other contract parties are also expected to be contingent upon obtaining financing to fund the acquisition of the minority interest in the respective brands, and we intend to finance the acquisition of additional brands through the issuance of additional tracking series linked to the value of such brands.

        Pending these uses, we intend to invest the net proceeds of this offering and our existing cash and cash equivalents after payment of the purchase price to Arian Foster under the brand contract in a variety of capital preservation investments, including short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit and direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. Our board of directors is permitted, but not required, to declare and pay dividends on the Series Arian Foster in an amount up to the "available dividend amount" for the Series Arian Foster, to the extent permitted by the Delaware General Corporation Law. The available dividend amount is as of any date an amount equal to the lesser of (a) assets of our company legally available therefor and (b) an amount equal to:

  •
  the excess of the total assets attributed to the Arian Foster Brand over the total liabilities attributed to the Arian Foster Brand, less par value of the shares; or

  •
  if there is no such excess, the attributable earnings of the Arian Foster Brand for the fiscal year in which the dividend is being declared and/or the preceding fiscal year.

        We will either retain available funds and future earnings to support our operations and finance the growth and development of our business or may pay cash dividends. If a dividend is not paid, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

        If we sell all or substantially all of the assets of the Arian Foster Brand (but not in connection with a sale of our company), our board of directors will either pay a dividend to holders of our Series Arian Foster, redeem shares of Series Arian Foster, convert the outstanding shares of our Series Arian Foster into our platform common stock or any combination of the foregoing.

        Our board of directors has discretion to declare a dividend on any series of our common stock without declaring a dividend on any other series of our common stock. In general, our board of directors does not expect to declare dividends on any series of our common stock in an amount greater than the attributed cash on hand for such series of common stock. Our board of directors may change its dividend policy at any time and from time to time.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2012 on:

  •
  an actual basis;

  •
  a pro forma basis giving effect to:

  •
  a 1,000,000-for-1 stock split of our common stock to be effective prior to the consummation of this offering;

  •
  receipt of an equity contribution of $2.0 million from our parent on April 3, 2013; and

  •
  the reclassification of all outstanding shares of our common stock into shares of our platform common stock upon effectiveness of the stock split; and

  •
  a pro forma, as adjusted basis after further giving effect to the sale of                        shares of Series Arian Foster offered in this offering at an initial public offering price of $10.00 per share (in each case based on assumed amounts set forth on the front cover of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.

        The information in this table is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the financial statements and the notes thereto included elsewhere in this prospectus:

	December 31, 2012
	Actual	Pro-forma	Pro-forma, As adjusted
Cash and cash equivalents	—	2,000,000

	—	—	—
Stockholders' equity:
Common stock	—	—
$0.0001 par value; authorized 100 shares and 100 shares issued and outstanding, actual; 500,000,000 shares of platform common stock authorized and of platform common stock 100,000,000 shares issued and outstanding, pro forma	—	—
Series Arian Foster, $0.0001 par value; shares authorized, issued and outstanding, pro forma, as adjusted	—	—
Preferred stock
$0.0001 par value; 5,000,000 authorized, none issued and outstanding	—	—	—
Additional Paid in Capital	1,063,123	1,063,123
Accumulated deficit	(1,063,023)	(1,063,023)

Total Stockholders' Equity	100	100
Total Capitalization	100	100

        The number of shares of our common stock to be outstanding immediately following this offering set forth above is based on 100,000,000 shares of our common stock outstanding as of December 31, 2012, giving effect to the 1,000,000-for-1 stock split of our common stock to be effective prior to the consummation of this offering, and zero shares of Series Arian Foster outstanding as of December 31, 2012.

DILUTION

        If you purchase shares of our Series Arian Foster in this offering, your interest, on an as converted to platform common stock basis, will be diluted to the extent of the difference between the initial public offering price per share of our Series Arian Foster and the pro forma as adjusted net tangible book value per share of our common stock, assuming conversion of the Series Arian Foster into platform common stock, immediately after this offering.

        Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of outstanding common stock, assuming conversion of the Series Arian Foster into platform common stock. Our historical net tangible book value (deficit) as of December 31, 2012 was $0.00, or $0.00 per share.

        Our pro forma net tangible book value (deficit) as of December 31, 2012 was $             million, or $            per share of our common stock, after giving effect to the following:

  •
  a 1,000,000-for-1 stock split of our common stock to be effective prior to the consummation of this offering; and

  •
  the reclassification of all outstanding shares of our common stock into shares of our platform common stock upon effectiveness of the stock split referred to above.

        Our pro forma, as adjusted, net tangible book value (deficit) as of December 31, 2012 was $             million, or $            per share of common stock, assuming conversion of the Series Arian Foster into platform common stock, after giving effect to the following:

  •
  sale by us of                        shares of Series Arian Foster in this offering at an initial public offering price of $10.00 per share (in each case based on assumed amounts set forth on the front cover of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us (or $            per share, on an as converted to platform common stock basis); and

  •
  the payment by us of the $10.0 million purchase price to Arian Foster for the ABI under our brand contract with him.

        The pro forma, as adjusted, net tangible book value (deficit) set forth above represents an immediate increase in net tangible book value of $            per share to our existing holders of platform common stock, assuming conversion of the Series Arian Foster into platform common stock, and an immediate dilution in net tangible book value of approximately $            per share to new investors purchasing shares of Series Arian Foster in this offering, on an as converted to platform common stock basis. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$10.00
Assumed initial public offering price per share, on an as converted to platform common stock basis
Pro forma net tangible book value (deficit) per share as of December 31, 2012
Increase in pro forma net tangible book value (deficit) per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to investors in this offering
Dilution per share to investors in this offering, prior to conversion

        A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share by $            per share and the dilution in the pro forma net tangible book value to new investors in this offering by $            per share, in each case on an as converted basis, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us.

        A 1% increase (decrease) in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share by $            per share and the dilution in the pro forma net tangible book value to new investors in this offering by $            per share, in each case on an as converted basis, assuming the initial public offering price of $10.00 per share, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us.

        The foregoing calculations are based on 100 million shares of platform common stock outstanding as of December 31, 2012, assuming reclassification of all outstanding shares of our common stock into shares of our platform common stock upon effectiveness of the 1,000,000-for-1 stock split prior to the consummation of this offering. In addition, for purposes of determining the conversion ratio of a share of Series Arian Foster into platform common stock, we calculated the fair value of a share of platform common stock by dividing an assumed fair value of our platform unit by the number of shares of our platform common stock outstanding as of December 31, 2012 as set forth above. The fair value of the platform unit was assumed to be $             million based upon the capital contributions to the company from the parent plus the imputed value of the 3% of the ABI that we will attribute to the platform unit.

        We expect that we will need to raise additional capital to fund additional brand acquisitions, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. We may also choose to raise additional capital due to market conditions or other strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" included elsewhere in this prospectus.

Overview

        We are in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. We operate in a single segment and intend to focus our business on three core areas:

  •
  evaluating, targeting and accessing individuals and brands with the potential to generate significant income associated with these brands, or brand income;

  •
  acquiring minority interests in such brand income; and

  •
  assisting our acquired brands in increasing their value via technology and through leveraging our marketing, advertising and strategic partnering expertise.

        We were incorporated in Delaware on September 14, 2012 and, prior to this offering, have been a wholly owned subsidiary of Fantex Holdings, our parent. We are currently a development stage entity and have to date relied on our parent to conduct our operations. All expenses reflected in our audited statement of operations were allocated from our parent to us as described more fully in the notes to the financial statements included elsewhere in this prospectus. Following the consummation of this offering we intend to operate under an administrative services agreement with our parent who will provide us with certain administrative services, including those relating to information technology support, customer support operations, facilities administration, human resources, tax planning and administration, accounting, treasury and insurance. We will begin to assume more management and administrative tasks as we begin to generate revenue, build our brand portfolio, and administer brand contracts and until such time we will continue to rely on our parent to conduct our operations.

Results of Operations

        We have little operational history and are not currently generating revenues. All costs have been allocated to us from our parent, which has identified all activities and costs related to our operations. Expenses such as personnel and facility costs were primarily allocated based on the estimated number of full time equivalent (FTE) employees working on activities associated with us. All personnel costs were allocated based on an estimated percentage of time spent on our activities. Facility costs were allocated based on the FTE associated with us as a percentage of all employees of our parent. All other costs were specifically identified and charged to us as deemed appropriate. All estimates are deemed to be reasonable and reflect, in the best judgment of our management, the costs associated with our activities.

        The most significant costs incurred by us in the period from inception to December 31, 2012 were professional services of $798,231. We have dedicated significant resources to commencing operations, including but not limited to company formation, brand research, compliance with various legal and regulatory requirements, and pursuing brand contract acquisition. We believe that some of these costs are primarily associated with the start-up phase of the company and may decrease as our operations mature. However, we will incur additional professional services expenses as a result of becoming a public company and expanding the business, particularly with respect to entering into additional brand contracts and as a result of future financings, which expenses may offset any such decrease in initial start-up costs. As a result, we anticipate overall increased professional services expenses in the future to support our operations.

        We currently have no employees, but are being supported by personnel employed by our parent. We were allocated personnel and related benefits expenses of $98,174 for the period from inception through December 31, 2012.

        Three stockholders of our parent serve as our officers, including as our chief executive officer and the chief financial officer. These stockholders are not paid salaries by either us or our parent. Our current allocation for personnel does not include imputed costs for these officers, but does include other costs incurred by our parent for those officers, such as travel, benefits and facilities expenses. We anticipate that our parent will compensate our officers beginning in the second quarter of 2013, and thereafter allocated costs for them will be included in operations.

        We have also devoted resources to target, access and negotiate for the acquisition of brands that meet our criteria, including travel and related expenditures of $121,507, for the period from inception through December 31, 2012. We believe that as we expand our operations these costs will increase.

        We share our parent's real estate facility located in San Francisco, California, and we are allocated a portion of the facility expenses in an amount of $45,111 for the period from inception through December 31, 2012. As we grow in head count, our share of the facilities expense may increase, however the rate at which our facility expense increases will depend on the head count growth at both our parent and at FBS, our parent's wholly owned subsidiary who also shares the same facility.

        On February 28, 2013, we entered into a brand contract with Arian Foster, a running back for the Texans of the NFL and his affiliated professional services company, The Ugly Duck, LLC. The brand contract assigns to us 20% of any income that Arian Foster will receive from and after February 28, 2013, subject to specified exceptions, as a result of his activities in the NFL and related fields, such as broadcasting and coaching. Our brand contract with Arian Foster is more fully described elsewhere in this prospectus and in the footnotes of the audited financial statements.

Liquidity and Capital Resources

        To date, we have relied exclusively on our parent for liquidity and capital resources. Our parent contributed capital in the amount of $1.1 million from inception through December 31, 2012. On April 3, 2013, we received an additional equity contribution of $2.0 million from our parent to provide working capital to finance our operating expenses. We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the next 12 months after payment of the purchase price under the Arian Foster brand contract.

        We are not committed to any capital expenditures and certain agreements, such as rental commitments, are in the name of our parent. Since we are in the business of acquiring minority interests in the income associated with brands, we anticipate conducting additional public offerings to finance the purchase of those interests. Our inability to successfully access the public markets for this capital may result in slower growth in operations. In addition, pursuant to an administrative services agreement with our parent, which will become effective upon the consummation of this offering, parent will provide us with certain administrative services, including those relating to information technology support, customer support operations, facilities administration, human resources, tax planning and administration, accounting, treasury and insurance, and we have agreed to pay them a fee equal to 5% of our gross revenues for such services.

Critical Accounting Policies

        Our financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP requires our management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. On an ongoing basis, management will evaluate these estimates, including those related to accounts receivable, fair values of financial instruments, income taxes, and contingent liabilities, among others. Estimates will be based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from these estimates.

        The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Income Taxes.

        Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

        Deferred tax assets are recorded to the extent management believes these assets will more likely than not be realized. In making such a determination, all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations is considered. In the event it is determined that we would be able to realize deferred tax assets in the future, an adjustment to the deferred tax asset valuation allowance would be made, which would reduce the provision for income taxes.

        Uncertain tax positions are recorded on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority would be recognized.

Fair Value Option

        The contracts with the contract parties represent a right to receive certain cash flows from the contract parties, and therefore, the brand contracts meet the definition of a financial asset. As financial assets, the brand contracts are precluded from being accounted for as intangible assets. We have elected to account for the brand contracts at fair value, with changes recognized in the statement of operations. We believe measurement of the brand contracts at fair value provides the most meaningful information to users of the financial statements, because the value of the brand contracts may increase or decrease over time based on future events. We believe that the change in fair value through net income or loss provides a better indicator of the performance of the brand contracts for a given year, enhances transparency, and is more in line with how we manage the risks of the brand contracts.

Fair Value of Financial Instruments.

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity for disclosure purposes. Assets and liabilities in the balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined under GAAP, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and are as follows:

  •
  Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets generally included in this category are mutual funds.

  •
  Level 2—Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.

  •
  Level 3—Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The types of assets and liabilities generally included in this category are our brand contracts.

        A significant decrease in the volume and level of activity for the asset or liability is an indication that transactions or quoted prices may not be representative of fair value because in such market conditions there may be increased instances of transactions that are not orderly. In those circumstances, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value.

        The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by our management in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset. The variability of the observable inputs affected by the factors described above may cause transfers between Levels 1, 2, and/or 3, which our management recognizes at the end of the reporting period.

        Depending on the relative liquidity in the markets for certain assets, our management may classify assets as Level 3 if they determine that observable quoted prices, obtained directly or indirectly, are not available. The valuation models used for the assets and liabilities that are valued using Level 3 of the fair value hierarchy are described below.

  Valuation Process

        The valuation process involved in Level 3 measurements for assets and liabilities would be completed on no less than a quarterly basis and is designed to subject the valuation of Level 3 investments, including our brand contracts, to an appropriate level of consistency, oversight and review.

Our internal investment professionals are responsible for estimating fair value based on various factors including:

  •
  current playing contract including: amounts, duration, incentive provisions, guaranteed portions, if any, termination and other important terms;

  •
  current endorsement contracts, if any, including: amounts, duration, contract terms;

  •
  age of the individual associated with the brand and prospects for additional future contracts, both playing and endorsement;

  •
  our estimate of potential future playing and endorsement contracts, including duration and value;

  •
  position and data specific to that position focused on estimating longevity of career;

  •
  reported contract value increases or decreases for other comparable players (by position and status they hold among their peers (e.g. All Pro, MVP, franchise player and the like)) in order to estimate future contract values; and

  •
  risk free cost of capital.

In addition, we consider a number of qualitative factors to develop estimates used in our models including:

  •
  the stated aspirations and goals of the contract party;

  •
  certain intangibles of the contract party, including media relationships, communication ability, "likeability," demand as a product endorser, personal drive and ambition;

  •
  social footprint (for example, number of Twitter followers);

  •
  the market in which the contract party performs and how that may impact the number and amount of endorsement opportunities;

  •
  the reach of the brand of the contract party;

  •
  value of TV contracts and the rate of growth in those contracts; and

  •
  attendance trends in the contract party's primary field of performance.

        We consider all of these factors to estimate brand income for use in a discounted cash flow models. These estimates include amounts based on existing contracts as well as our estimates of amounts to be received for future contracts. With respect to existing contracts we consider that certain amounts are reasonably assured of realization, but that most earnings from existing contracts depend on continued satisfactory performance. To determine the amount of the purchase price of a brand contract and a fair current value we apply discount rates to our estimates of earnings.

        In general, we apply lower discount rates to amounts associated with existing contracts, particularly portions of those contracts that have a higher degree of certainty of payment, and higher discount rates to amounts associated with future potential earnings under existing contracts and to potential earnings under anticipated future contracts. Further, discount rates rise over time to reflect that uncertainty increases over time.

        Our internal investment professionals will document their considerations of this data that is then reviewed by management, including our chief executive officer and chief financial officer. The approved valuation will be used to negotiate the purchase price of the brand contract. The same process will be followed on no less than a quarterly basis to determine fair value of the contracts we hold.

        If our estimates of brand income are too high and/or the discount rates we use in our calculation too low then our valuation of a brand contract may be too high.

  Arian Foster Brand Contract, at Estimated Fair Value

        On February 28, 2013 we entered into a brand contract with Arian Foster and his affiliate The Ugly Duck, LLC. The negotiated value of the contract was based on a discounted cash flow model using the procedures described above. The most significant quantitative factors considered in our model included:

  •
  current playing contract with the Texans, including: value, duration, incentive provisions, guaranteed portions, termination and other important terms;

  •
  current endorsement contracts, including value, duration and other contract terms;

  •
  Arian Foster's age, duration of career to date and prospects for additional future contracts, both playing and endorsement;

  •
  our estimate of his potential for future playing and endorsement contracts, including duration and value;

  •
  Arian Foster's position and data specific to that position focused on estimating potential longevity of his career; and

  •
  risk free cost of capital.

        In addition, we considered the following qualitative factors in developing our estimate including:

  •
  Arian Foster's stated aspirations and goals;

  •
  certain of his intangibles, including media relationships, communication ability, "likeability," demand as a product endorser, personal drive and ambition;

  •
  his social footprint (for example, number of Twitter followers);

  •
  the market in which he plays (Houston), and how that may impact the number and amount of endorsement opportunities he may have;

  •
  our vision for his brand identity; and

  •
  the reach of his brand, particularly considering his popularity in fantasy football leagues.

        In our analysis we considered that 12.62% of his future revenues on existing included contracts are guaranteed, and the remaining amounts depend of continued satisfactory performance of Arian Foster. In addition to income from currently existing included contracts we also estimated amounts for assumed future contracts, both playing and endorsement. These amounts reflect our estimates based on the quantitative and qualitative factors described above. We estimated in our model that approximately 25% of total gross revenues would be from existing included contracts and approximately 75% of total gross revenues would be from assumed future contracts. To determine a fair value and the amount of our purchase price of our brand contract with Arian Foster we applied discount rates ranging from 3% to 16.3%, with a weighted average of 13%, and we considered the average and median career durations for running backs we considered to be comparable to be in the range of 6-16 years, with an average and median of 10.5 years. We considered the career length of running backs in the modern era who were the featured back on their team, selected to at least one Pro Bowl and rushed for at least 1,000 yards in at least three of their first four full seasons to be comparable for purposes of our analysis.

Revenue recognition

        We recognize revenue when cash or other considerations are received by the contract party under included contracts, which is the point at which we earn the right to our proportionate share of amounts received by the contract party. Other considerations received by the contract party may include stock, automobiles, or other items of value. In the event other considerations are received by the contract party, we will recognize revenue equal to our proportionate share of the estimated fair value of the other considerations received, and will receive payment in either cash or such other considerations based on the contractual arrangement. Amounts due to us under the brand contract are either remitted directly from the source of such revenue or through payment by the contract party. The brand contract stipulates that revenue once we earn it is not subject to recapture by the contract party.

Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Qualitative and Quantitative Disclosures of Market Risk

        We did not have during the periods presented, and we do not currently have, any market risk sensitive instruments, as defined in the rules and regulations of the SEC.

Contractual Obligations

        Our principal contractual obligations are limited to our obligations under our administrative services agreement with our parent and the Arian Foster brand contract. We are not committed to any future capital expenditures, including rental commitments, which are solely in the name of our parent. See "—Results of Operations" for additional information on the allocation of rent expenses from Fantex Holdings to us for the shared lease from inception to December 31, 2012.

Arian Foster Brand Contract.

        We must pay $10.0 million to Arian Foster upon the consummation of this offering. We will have no further financial obligation to Arian Foster under the brand contract once this payment has been made, other than certain indemnity obligations. We have evaluated the impact of these indemnities on our financial statements and determined that they are not material.

Administrative Services Agreement.

        We intend to enter into an administrative services agreement with our parent that will become effective upon the consummation of this offering, and pursuant to which our parent will provide us with certain administrative services, including those relating to information technology support, customer support operations, facilities administration, human resources, tax planning and administration, accounting, treasury and insurance. We will agree to pay our parent 5% of our gross revenue during any period as remuneration for the services provided. We may evaluate the service fee from time to time to assess the continued appropriateness of the percentage of our revenues upon which the service fee is calculated, in light of the services being provided by our parent at the time and cost of those services.

        The agreement will have an initial term through December 31, 2014, and will automatically renew for successive one-year terms each December 31 unless either party provides written notice of its intent not to renew at least three months prior to such renewal. We may also terminate any specific service and/or the agreement, without penalty, with 30 days prior written notice to Fantex Holdings. Fantex Holdings may terminate any specific service and/or the agreement with 180 days prior written notice to us, but if we, using our commercially reasonable efforts, are unable to either perform the services ourselves or enter into a reasonable arrangement with a third party to perform the services that we are unable perform ourselves, then Fantex Holdings will continue to perform such services for an additional period of 180 days.

        The agreement contains certain provisions requiring us to indemnify our parent with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct, or gross negligence. We have evaluated the impact of these indemnities on our financial statements and determined that they are remote.

MANAGEMENT AND ALLOCATION POLICIES

        We have established management and allocation policies for purposes of attributing our assets and liabilities between and among our platform unit and various other business units that we intend to establish from time to time, and allocating between these different business units other items (such as debt, corporate overhead, taxes, corporate opportunities and other charges and obligations) in a manner we deem reasonable after taking into account all material factors.

        As a general principle, we expect that all material matters in which holders of any series of our common stock may have divergent interests (including our platform common stock and any tracking series that we may issue from time to time) will be generally resolved in a manner that is in the best interests of our company and all of our stockholders after giving fair consideration to the interests of the holders of each series of our common stock, as well as such other or different factors considered relevant by our board of directors (or any committee of our board of directors authorized for this purpose, including the conflicts committee of our board of directors).

Policies Subject to Change Without Stockholder Approval

        Set forth below are the management and allocation policies we expect to be effective upon the consummation of this offering. Our board of directors may, without stockholder approval, modify, change, rescind or create exceptions to these policies, or adopt additional policies. Such actions could have different effects on holders of each different series of our common stock. Our board of directors will make any such decision in accordance with its good faith business judgment that such decision is in the best interests of our company and the best interests of all of our stockholders as a whole.

        Any such modifications, changes, rescissions, exceptions or additional policies will be binding and conclusive unless otherwise determined by our board of directors. We will notify our stockholders of any material modification, change or exception made to these policies, any rescission of these policies and the adoption of any material additions to these policies through the filing of a Current Report on Form 8-K within four business days after the modification, change, exception or addition is made. However, we will not notify our stockholders of any modification, change, exception, rescission or addition to these policies if we determine that it is not material to the holders of any series of our common stock, in each case with such holders taken together as a whole.

Attribution

        We currently have one business unit, which is our platform unit. We intend to establish additional business units from time to time.

Arian Foster Brand

        Upon the consummation of this offering we will establish a new tracking unit that we refer to as the Arian Foster Brand. We will initially attribute the following assets and liabilities to the Arian Foster Brand:

  •
  97% of our acquired brand income, or ABI, that we acquire under our Arian Foster brand contract;

  •
  any and all of our liabilities, costs and expenses arising out of our promotion of the Arian Foster brand;

  •
  any and all of our liabilities, costs and expenses, arising out of or related to the maintenance and enforcement of the Arian Foster brand contract;

  •
  a pro rata share of our general liabilities (calculated based on the gross attributable income), costs and expenses not directly attributable to any specific tracking series;

  •
  as income, any covered amounts, as described below, for the Arian Foster brand contract; and

  •
  as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking series brand (including the pro rata share of any covered amounts for the Arian Foster Brand).

        We will also attribute the following additional assets and liabilities to the Arian Foster Brand:

  •
  all net income or net losses from the assets and liabilities that are included in the Arian Foster Brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of Series Arian Foster; and

  •
  any acquisitions or investments made from assets that are included in the Arian Foster Brand.

Other Tracking Series Brands

        We intend to enter into additional brand contracts on an ongoing basis, and we intend to create a separate business unit in connection with each new brand contract. We will refer to each of these new business units in general as a tracking series brand, though each tracking series brand will also be given a specific name at the time we create a new tracking series brand. We will attribute the following assets and liabilities to each tracking series brand:

  •
  a fixed percentage of our ABI from the brand contract associated with a tracking series brand, which we expect generally (though not necessarily) will be 97% for each of our brand contracts;

  •
  any and all of our liabilities, costs and expenses arising out of our promotion of such tracking series brand;

  •
  any and all of our liabilities, costs and expenses, arising out of or related to the maintenance and enforcement of the brand contract associated with such tracking series brand;

  •
  a pro rata share of our general liabilities (calculated based on the gross attributable income), costs and expenses not directly attributable to any specific tracking series;

  •
  as income, any covered amounts, as described below, for the brand contract associated with such tracking series brand; and

  •
  as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking series brand (including the pro rata share of any covered amounts for such tracking series brand).

        We will also attribute the following additional assets and liabilities to a tracking series brand:

  •
  all net income or net losses from the assets and liabilities that are included in such tracking series brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of the tracking series associated with such tracking series brand; and

  •
  any acquisitions or investments made from assets that are included in such tracking series brand.

Platform Unit

        Our platform unit will initially have attributed to it all of our assets and liabilities that are not specifically attributed to the Arian Foster Brand or to any other tracking series brands that we establish from time to time. The assets attributed to the platform unit will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking series brand. For example, we will attribute the 3% of our ABI under our Arian Foster brand contract to the platform unit, and expect to attribute a similar amount for each of our future brand contracts.

Covered Amounts

        As described above, earnings (and assets) and liabilities will generally be attributed to a tracking series brand based on the earnings and liabilities of that tracking series brand. However, if as a result of any debtor relief laws we do not receive any portion of our ABI from a brand contract then we will nonetheless attribute earnings during any period to the corresponding tracking series brand in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for the debtor relief law. We refer to such difference as a covered amount.

        In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking series brand as an expense, as discussed above.

        For purposes of this policy, "debtor relief laws" means the U.S. Bankruptcy Code, as now and hereafter in effect, or any successor statute U.S. Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief statute, law, ordinance, rule or regulation of the United States, any state thereof or the District of Columbia, or other applicable jurisdictions from time to time in effect.

Other

        Following this offering, our board of directors may attribute additional assets or liabilities between and among the platform unit and each tracking series brand as it deems appropriate based upon how strongly the asset or liability complements or relates to the platform unit or any tracking series brand.

Fiduciary and Management Responsibilities, Conflicts Committee

        Because each of our business units will be part of a single company, our directors and officers will have the same fiduciary duties to stockholders of our company as a whole (and not to any individual business unit or the holders of any specific series of our common stock associated with any of our business units). Under Delaware law, a director or officer may be deemed to have satisfied his or her fiduciary duties to our company and its stockholders if that person is independent and disinterested with respect to the action taken, is adequately informed with respect to the action taken and acts in good faith taking into account the interests of all of our stockholders as a whole. Our board of directors and officers, in establishing and applying policies with regard to intra-company matters such as business transactions between our different business units and series of common stock, and allocation of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information that could benefit or cause relative detriment to the stockholders of any individual series of our common stock and will seek to make determinations that are in our company's best interests and the best interests of our stockholders as a whole. If and when there are conflicting interests between our business units and consequently any holders of any series of our common stock, our directors will use good faith business judgment to resolve such conflicts, including if applicable in the judgment of our board of directors, through our conflicts committee.

        Our board of directors has established a conflicts committee that is responsible for reviewing all of our related party transactions in which our parent company, Fantex Holdings, is a party with an interest adverse to our interests or any outstanding tracking series, including any decision to convert any of our outstanding tracking series into our platform common stock. Following the consummation of this offering Fantex Holdings will be the sole holder of shares of our platform common stock. Our board of directors has also determined that each member of the conflicts committee must (a) satisfy the audit committee independence requirements under the rules and regulations of the SEC that would be applicable to Fantex if our shares were listed on a national securities exchange such as Nasdaq, (b) not have been an employee or director of our parent company at any time in the three years prior to his or her appointment to the conflicts committee and (c) not have any material interest in Fantex or Fantex Holdings.

Dividend Policy

        Our board of directors is permitted, but not required, to declare and pay dividends on any of our tracking series units in an amount up to the "available dividend amount" for applicable tracking series brand, to the extent permitted by the Delaware General Corporation Law. The available dividend amount is as of any date an amount equal to the lesser of (a) assets of our company legally available therefor and (b) an amount equal to:

  •
  the excess of the total assets attributed to the Arian Foster Brand over the total liabilities attributed to the Arian Foster Brand, less par value of the shares; or

  •
  if there is no such excess, the attributable earnings of the Arian Foster Brand for the fiscal year in which the dividend is being declared and/or the preceding fiscal year.

        We will either retain available funds and future earnings to support our operations and finance the growth and development of our business or may pay cash dividends. Our board of directors has discretion to declare a dividend on any tracking series without declaring a dividend on any other series of our common stock. In general, our board of directors does not expect to declare dividends on any tracking series in an amount greater than the attributed cash on hand for such tracking series. Our board of directors may change its dividend policy at any time and from time to time.

Financing Activities

General.

        We may from time to time invest surplus cash, issue and repay short-term and long-term debt and the issue and repurchase any outstanding tracking series.

        If we change the attribution of cash or other property from one tracking series to another, we will account for such change as a short-term loan unless our board of directors determines that a given change in attribution should be accounted for as a long-term loan, an inter-series equity investment, as a reduction of an inter-series equity investment or as a transfer in exchange for cash or other assets. See "—Inter-Series Loans" and "—Inter-Series Investments" below.

        Our board of directors will make these determinations, either in specific instances or by setting applicable policies generally, in the exercise of its informed business judgment. Factors our board of directors may consider in making this determination include:

  •
  the financing needs and objectives of the receiving tracking series;

  •
  the investment objectives of the transferring tracking series;

  •
  the current and projected capital structure of each tracking series;

  •
  the relative levels of internally generated funds of each tracking series; and

  •
  the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

        Our board of directors will make all changes in the attribution of material assets from one series to the other on a fair value basis, as determined by the board. For accounting purposes, all such assets will be deemed reattributed at their carryover basis. To the extent that this amount is different than the fair value of the inter-series loan or inter-series equity investment created in the transaction, this difference will be recorded as an adjustment to the series equity. No gain or loss will be recognized in the statement of operations information for the tracking series due to the related party nature of such transactions.

Inter-Series Loans.

        If one tracking series is deemed to lend to the other series, our board of directors will determine the terms of such loan, including the rate at which it will bear interest. Our board of directors will determine the terms of any inter-series loans, either in specific instances or by setting applicable policies generally, in the exercise of its informed business judgment. Factors our board of directors may consider in making this determination include:

  •
  our company's needs;

  •
  the use of proceeds of the receiving tracking series;

  •
  the capital expenditure plans of and the investment opportunities available to each tracking series; and

  •
  the availability, cost and time associated with alternative financing sources.

        If an inter-series loan is made, we intend to account for the loan based on its stated terms, and the resulting activity, such as interest amounts, will be recorded in the separate series financial results to be included in our financial statements but will be eliminated in preparing our financial statement balances.

Inter-Series Investments.

        An inter-series investment is an equity investment that holders of one tracking series may make in another tracking series. Inter-series investments would be represented by the issuance of shares of the tracking series into which an equity investment may be made.

Equity Issuance and Repurchases and Dividends.

        We will reflect all financial effects of issuances and repurchases of shares relating to any single tracking series in our own financial information. We will reflect financial effects of dividends or other distributions on, and purchases of, shares relating to each tracking series in the unaudited attributed financial information.

Inter-Series Contracts

        The terms of all current and future material transactions, relationships and other matters between the platform unit and any tracking series brand, including those as to which the holders of any tracking series may have potentially divergent interests, will be determined in a manner considered by our board of directors to be in our company's best interests and the best interests of our stockholders as a whole.

Review of Corporate Opportunities

        In cases where a material corporate opportunity may appropriately be viewed as one that could be pursued by holders of more than one tracking series, our board of directors may, independently or at the request of management, review the allocation of that corporate opportunity to one of, or between, such series. In accordance with Delaware law, our board of directors will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with their good faith business judgment of our company's best interests and the best interests of our stockholders as a whole. Among the factors that our board of directors may consider in making this allocation is:

  •
  whether a particular corporate opportunity is principally related or complementary to the business focus or strategy of any particular tracking series;

  •
  whether one tracking series brand will be better positioned to undertake the corporate opportunity than another tracking series brand;

  •
  existing contractual agreements and restrictions; and

  •
  the financial resources and capital structure of each tracking series.

Financial Statements; Allocation Matters

        We will present financial statements in accordance with GAAP, consistently applied. We will also provide unaudited attributed financial information as an exhibit to our periodic reports that we file pursuant to the Exchange Act. The unaudited attributed financial information will show the attribution of our assets, liabilities, revenue, expenses and cash flows to each of the tracking series and our platform common stock. Unaudited attributed financial information will also include attributed portions of our debt, interest, corporate overhead and costs of administrative shared services and taxes. We will make these allocations for the purpose of preparing such information; however, holders of our tracking series and our platform common stock will continue to be subject to all of the risks associated with an investment in our company and all of our company's businesses, assets and liabilities.

        In addition to allocating debt and interest as described above, we have adopted certain expense allocation policies, each of which will be reflected in the unaudited attributed financial information of the various tracking series and the platform common stock. In general, corporate overhead will be allocated to each tracking series based upon the use of services by that tracking series where practicable. Corporate overhead includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to our board of directors. We will allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each series.

Taxes

General Policies.

        Taxes and tax benefits, payments that are required to be made by, or are entitled to be received by, us and certain tax-related losses will be allocated among the various tracking series brands in accordance with the following tax sharing policies.

        These tax sharing policies may differ from the manner in which taxes and tax benefits of each tracking series brand are reflected in our financial statements. For financial statement purposes, taxes and tax benefits allocable to each tracking series brand generally will be accounted for in a manner similar to a stand-alone company basis in accordance with GAAP. Any differences between the tax sharing policies described below and the taxes and tax benefits of each of our business units reported in the financial statements will be reflected in the attributed net assets of the various tracking series brand for financial statement purposes.

        In general, for purposes of these tax sharing policies, any tax item (including any tax item arising from a disposition) attributable to an asset, liability or other interest of a tracking series brand will be allocated to that tracking series brand. Tax items that are allocable to any tracking series brand that are carried forward or back and used as a tax benefit in another tax year will be allocated to that tracking series brand.

Income Taxes.

        To the extent that federal, state, local or foreign income taxes are determined on a basis that includes the assets, liabilities or other tax items of more than one tracking series brand then income taxes and income tax benefits will be shared among the tracking series brands based principally on the taxable income (or loss), tax credits and other tax items directly related to each tracking series brand. Such allocations will reflect each tracking series brand's contribution, whether positive or negative, to our taxable income (or loss), income tax liabilities and tax credit position. Consistent with the general policies described above, income tax benefits that cannot be used by a tracking series brand generating such benefits, but can be used to reduce the taxable income of another tracking series brand, will be credited to the tracking series brand that generated such benefits, and a corresponding amount will be charged to the tracking series brand utilizing such benefits. As a result, under this tax sharing policy, the amount of income taxes allocated to a tracking series brand or the amount credited to a tracking series brand for income tax benefits may not necessarily be the same as that which would have been payable or received by the tracking series brand had that tracking series brand filed separate income tax returns.

Non-Income Taxes and Non-Income Tax Benefits.

        In any taxable period, if any non-income taxes or non-income tax benefits are determined on a basis that includes the assets, liabilities or other tax items of more than one tracking series brand, then any such non-income taxes or non-income tax benefits will be allocated to each tracking series brand based upon its contribution to our non-income tax liability (or benefit). Non-income tax benefits that cannot be used by a tracking series brand generating such benefits, but can be used to reduce taxes of another tracking series brand, will be credited to the tracking series brand that generated such benefits, and a corresponding amount will be charged to the tracking series brand utilizing such benefit.

        Any income or non-income taxes or tax benefits that are determined on a basis that includes only the assets, liabilities or other tax items of one series will be allocated to that series.

BUSINESS

Fantex

Overview

        We are in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. We intend to focus our business on three core areas:

  •
  evaluating, targeting and accessing individuals and brands with the potential to generate significant income associated with these brands, or brand income;

  •
  acquiring minority interests in such brand income; and

  •
  assisting our acquired brands in increasing their value via technology and through leveraging our marketing, advertising and strategic partnering expertise.

        Our management team has significant marketing, operating and investment experience and extensive industry contacts. Our team members have been directly involved with building E*Trade Financial Corporation, Siebel Systems, Inc., Yahoo!Finance and Yahoo!Sports.

        Fantex was incorporated on September 14, 2012 in Delaware and is headquartered in San Francisco, California. To date, our operations have consisted of evaluating, targeting and accessing brands and negotiating the acquisition of minority interests in those brands that meet our criteria.

        As of the date of this prospectus, we have entered into a brand contract with Arian Foster, a professional athlete in the National Football League, or NFL, pursuant to which we will acquire for a one-time payment of $10.0 million, an interest equal to 20% of Arian Foster's brand income, which we define as income that he receives from and after February 28, 2013, subject to specified exceptions, as a result of his activities in the NFL and related fields, such as broadcasting and coaching. Our contract with Arian Foster is contingent upon obtaining financing to fund the acquisition of this brand income.

        We intend to enter into additional brand contracts in the future and we are actively pursuing these brand contracts, although as of the date of this prospectus we have no current commitments to enter into another brand contract. Any brand contracts that we enter into in the future with other parties, who we refer to as contract parties, are also expected to be contingent upon obtaining financing to fund the acquisition of the interest in the brand income of the respective brands. We intend to finance the acquisition of additional brand income through the issuance of additional tracking series linked to the value of such brand income.

Brand Evaluation

        Prior to entering into a brand contract, we conduct a detailed evaluation of the contract party and the brand to determine whether they meet our established criteria. We consider brand to be a distillation of a complex set of associations people make with respect to an individual, including performance, appearance, history and personal story, products or services they are associated with, public statements or positions on matters of public concern, how an individual acts or the image they project to the world. We seek brands that convey images and associations that we believe will be recognized and valued in the market place. Our evaluation activities include, but are not limited to:

  •
  Reviewing mainstream and social media to understand the individual's relative standing in their field and how they are viewed by leading commentators and journalists as well as the public at large;

  •
  Collecting and analyzing widely followed performance metrics as well as recognized honors or awards received by the individual. Examples might include: batting average, yards per carry, box office receipts, book sales, selection to All Pro or All Star teams, Grammy, Academy or Booker Awards, etc.;

  •
  Reviewing all existing contracts underlying the brand contract to verify current and future income streams, including sources of guaranteed income, and income that are based on achievement of performance or other milestones and that may or may not be achieved based on continued performance in the field;

  •
  Evaluating the character and reputation of the individual through our independent assessments, industry references and detailed background checks conducted by third parties;

  •
  Collecting financial and other information from each contract party to evaluate financial suitability and brand sustainability. Key areas of focus include: review of assets, liabilities, existing commitments, tax returns and credit scores; and

  •
  Assessing potential future revenues based on our estimate of the value of future contracts that could be included in brand income, considering factors such as:

  •
  the age of the individual and the average length of a career in the individual's primary occupation, such as an athlete in the NFL,

  •
  length of existing contracts and the potential for renewal or replacement of such contracts,

  •
  potential for incremental endorsement and other revenue generating activity, including a comparison against the value of comparable brands,

  •
  the individual's aspirations and goals beyond a career in the individual's primary occupation, and

  •
  our judgment regarding the individual's ongoing appeal and ability to develop as a media talent based upon a variety of intangibles including onscreen presence and ability to connect and communicate with consumers and the public.

        As part of our brand evaluation, we also examine the brand's current positioning and marketing footprint, including the reach, demographic, engagement level, and potential for growth. This evaluation provides a framework to develop further marketing strategies to aid us in our efforts to assist the contract party enhance the value of their brand.

Brand Acquisition

        We have extensive industry contacts that we utilize to access individuals and brands that meet our criteria. We seek to establish relationships with these brands and their key advisors to begin the process of educating them about our business and the benefits of a brand contract and a continuing relationship. We enter into an arm's-length negotiation primarily to finalize a purchase price, our percentage of ABI and the scope of brand income, including whether or not there would be any specific exclusions.

Enhancing Brand Value

  Increasing Brand Reach and Consumer Engagement

        We intend to build a portfolio of brands and enhance the value of our acquired brands via technology and leveraging our marketing, advertising and strategic partnering expertise in collaboration with the contract parties. We believe that developing a diverse portfolio of global brands will enable us to increase brand reach across our portfolio and allow us to provide unique insights that contract parties may employ to increase consumer awareness of their brands and our brands more generally. We expect to leverage our expertise to assist and supplement our contract parties' efforts to extend the reach of their brands across multiple marketing mediums, including broadcast, print and digital. We believe that, as a result of our combined efforts, there is an opportunity to increase consumer engagement with the acquired brands by optimizing message delivery, including driving engagement through the use of content developed by us or third parties.

        Our focus would include:

  •
  assisting our brands in creating and developing a vision for their brand identity;

  •
  providing marketing strategies to accelerate brand growth and influence of the brand based on a "cross-pollination" technology to identify consumers that would potentially be interested in the brand;

  •
  identifying content developed by us or third parties that could be used to increase awareness of the brand;

  •
  identifying topics and vocabulary that would allow the contract party to increase consumer engagement;

  •
  identifying trends in consumers' interest in the brand and optimizing messaging consistent with these trends and brand identity;

  •
  identifying and understanding, and where possible, influencing key social media thought-leaders;

  •
  monitoring trends in similar brands that a contract party could leverage to increase the value of its brand;

  •
  providing advice on workflow and scheduling of messages to better optimize staging and consumer exposure; and

  •
  advising on search engine optimization for each brand to better enable discovery, searching, filtering and following by consumers and media outlets.

  Monetization of the Brand

        In addition to our services intended to help optimize the reach of the brand and consumer engagement, we intend to provide advice to contract parties based on our experience that would aid them in obtaining more attractive terms in their negotiations with future sponsors. We intend to provide an accessible report, in customizable and graphical format with data filter capabilities, highlighting the demographic metrics, reach, consumer engagement, strength and other critical drivers of brand value for sponsors based on our proprietary internal data. We believe that this information and our marketing insights will assist our contract parties to more accurately evaluate their brand value in the marketplace and potentially increase future endorsement revenue and brand longevity post career in the primary occupation, such as an athlete in the NFL.

Arian Foster Brand

Arian Foster Brand Contract

        On February 28, 2013 we entered into a brand contract with Arian Foster and The Ugly Duck, LLC, a professional services company affiliated with Arian Foster. This brand contract entitles us to receive 20% of Arian Foster's brand income from and after February 28, 2013. We refer to this 20% as our acquired brand income, or ABI. Brand income generally means gross monies or other considerations that Arian Foster receives generally as a result of Arian Foster's skills and brand, including salary and wages from being an NFL football player and related fields, which consists of other compensation from Arian Foster's involvement in coaching, football camps, sports television or broadcasting, including play-by-play and commentary, whether in-game or studio analysis, radio (terrestrial or satellite), motion picture (solely to the extent substantially related to or otherwise depicting Arian Foster's participation in professional football), literary works the subject of which is Arian Foster (other than children's books), publications, personal appearances, memorabilia signings and events, and the use of Arian Foster's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements, merchandising and appearances.

        Brand income does not include:

  •
  any revenues resulting from Arian Foster's "passive" investments in stocks or other equity, bonds, commodities, derivatives or real estate, so long as such stocks or other equity, bonds, commodities, derivatives or real estate are not received by Arian Foster as compensation for activities (including licensing of rights) in the NFL or related fields;

  •
  any income received from employment or other activities not in the NFL or related fields;

  •
  any reasonable reimbursement of incidental expenses actually incurred by Arian Foster, including without limitation, travel, lodging, per diem and other incidental expenses;

  •
  merchandise or merchandise credit that is immaterial in the overall context of the applicable endorsement deal; and

  •
  the following specifically excluded income:

  •
  income derived from: motion pictures (to the extent not related to or otherwise depicting Arian Foster's participation in the NFL) regardless of the channels of distribution (i.e., regardless of theatrical, made for TV, Internet, mobile or other channels developed after the date of the brand contract), television (other than sports television), music (including writing, recording, publishing, artist management, touring), children's books, and any and all merchandising and exploitation rights relating to any of these foregoing excluded categories;

  •
  any and all cash or other consideration, in any form whatsoever, received by Arian Foster from the following entities (or their affiliates as of February 28, 2013): (A) Fuse Science, Inc. and (B) Mobli Media Inc.;

  •
  $6.25 million received by Arian Foster in March 2013 as the final payment to him from the Texans for his signing bonus from the March 5, 2012 contract with the Texans; or

  •
  any merchandise credit (or value thereof) payable to Arian Foster pursuant to the agreement, dated effective as of March 1, 2012, between Arian Foster and Under Armour, Inc. (but all other cash consideration under such contract is included in brand income).

        As consideration for the ABI under the brand contract, we will pay Arian Foster a one-time cash amount of $10.0 million (less $0.5 million to be held in escrow until six consecutive payments due under the brand contract have been timely delivered to us) contingent upon our ability to obtain financing for the purchase price. We will have no further financial obligation to Arian Foster under the brand contract once this payment has been made, other than the indemnities described below.

        Arian Foster will retain the remaining 80% of his brand income, subject to other encumbrances that he may have with respect to such income (such as commissions payable to agents and other parties). However, Arian Foster has agreed that he will not encumber more than an additional 15% of his brand income from his NFL player contracts and 30% of his other brand income in any given year.

        The brand contract is intended to remain in effect indefinitely and, except as set forth below, may be terminated only upon mutual agreement of Arian Foster and us. If Arian Foster resigns from professional football within two years of the date of this offering for any reason other than a "good reason," we may elect in our sole discretion to terminate the brand contract and Arian Foster will be required to pay us approximately $10.5 million (net of any amounts previously paid to us by him pursuant to the brand contract).

        "Good reason" means Arian Foster's resignation from professional football for any of the following reasons:

  •
  he suffers or sustains any injury, illness or medical condition that renders him incapable of performing in professional football; or

  •
  he suffers or sustains a major injury and a qualified medical physician (depending on the nature of the major illness) advises him that as a result he would be putting his physical health at substantial risk (i.e., a risk that is substantially greater than simply by virtue of his participation in professional football) by continuing to engage in professional football.

        Arian Foster has made certain other covenants to us in the brand contract, including providing us with certain information and audit rights, and copies of all new material agreements, amendments or terminations. Arian Foster further agreed to comply with applicable laws and rules and standards or requirements of the league or other association or governing body, to which he is a member in connection with being an NFL football player.

        Arian Foster has agreed to indemnify us against damages that may result in connection with his breach of any covenants, representations or warranties in the brand contract. We agreed to indemnify Arian Foster (and his heirs and assigns) against any third-party lawsuit relating to (a) any breach of our representations and warranties in the brand contract, (b) any violation of law by us and (c) our registration statement with respect to this offering, other than, in each case, those arising out of or relating to any breach of the brand contract by Arian Foster.

Arian Foster Brand

        Our Series Arian Foster is intended to reflect the economic performance of our Arian Foster Brand, which initially consists of our business operations relating to the brand contract with Arian Foster. We will initially attribute the following assets and liabilities to our Arian Foster Brand:

  •
  97% of our ABI under our Arian Foster brand contract;

  •
  any and all of our liabilities, costs and expenses arising out of our promotion of the Arian Foster brand;

  •
  any and all of our liabilities, costs and expenses, arising out of or related to the maintenance and enforcement of the Arian Foster brand contract;

  •
  a pro rata share of our general liabilities (calculated based on the gross attributable income), costs and expenses not directly attributable to any specific tracking series;

  •
  as income, any covered amounts, as described in "Management and Allocation Policies—Attribution—Covered Amounts," for the Arian Foster brand contract; and

  •
  as an expense, the pro rata share of any covered amounts, as described in "Management and Allocation Policies—Attribution—Covered Amounts," relating to any tracking series brand (including the pro rata share of any covered amounts for the Arian Foster Brand).

        We will also attribute the following additional assets and liabilities to the Arian Foster Brand:

  •
  all net income or net losses from the assets and liabilities that are included in the Arian Foster Brand and all net proceeds from any disposition of those assets, in each case, after deductions to reflect any dividends paid to holders of shares of Series Arian Foster; and

  •
  any acquisitions or investments made from assets that are included in the Arian Foster Brand.

        Our Arian Foster Brand is not a separate legal entity and cannot issue securities. Holders of shares of Series Arian Foster will not have an ownership interest in our Arian Foster Brand, or any of our affiliated entities. Rather, investors in our Series Arian Foster will be our common stockholders. The issuance of the Series Arian Foster will not result in the actual transfer of our assets or the creation of a separate legal entity. Arian Foster and his affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations.

        As described above, earnings (and assets) will generally be attributed to our Series Arian Foster based on the earnings of the Arian Foster Brand. However, if we do not receive revenues from one or more of our brand contracts to which we otherwise would have been entitled because of debtor relief laws, then the attributed earnings for the corresponding tracking series will nonetheless be credited with the amount which we would otherwise have been entitled to receive. In such a case, the difference between such attributed amount and the actual income we receive from such brand contract will be attributed as a general expense of Fantex. As a result, each of our tracking series will proportionally share the burden of any non-performing brand contracts, whether or not included in the assets attributed to such tracking series, and the economic performance of our Series Arian Foster will be dependent, in part, upon the aggregate financial performance of Fantex. Therefore, prior to purchasing our Series Arian Foster, you should understand our aggregate operating performance and our aggregate assets and liabilities. Until such time as we acquire additional brands, the risk of bankruptcy will be borne solely by holders of our Series Arian Foster. Furthermore, we intend to acquire additional minority interests in other brands in the future, so our operating performance will depend upon the soundness of our business plan and our ability to execute on that plan, including entering into additional brand contracts in the future.

Arian Foster

        Arian Foster is a running back for the Houston Texans, or the Texans, in the NFL. He has been in the NFL since 2009. Arian Foster attended the University of Tennessee, where he was the starting running back for three seasons. Arian Foster went undrafted in the 2009 draft and signed with the Texans as an undrafted free agent. Arian Foster was born on August 24, 1986 and is 26 years old as of the date of this prospectus. He currently lives in Houston, Texas with his wife and daughter.

        During the 2010 NFL season, Arian Foster was the leading rusher in the NFL with 1,616 rushing yards. Arian Foster was named First Team All Pro in 2010 and Second Team All Pro in 2011. Arian Foster has also been selected to three Pro Bowl appearances, in each of 2010, 2011 and 2012 seasons.

        Our vision for a brand identity for Arian Foster is to associate him as a "trailblazer." Arian Foster is a modern-day professional athlete who wants to combine his on-field accomplishments with a desire and confidence to forge his own path in his off-field interests, including poetry, philosophy, humanitarian interests, music and acting. Arian Foster is more interested in being interested than being known as interesting. By being the first athlete to sign a brand contract with us he is helping trailblaze a path for others and helping us in our mission to improve how athlete brands are defined and enhanced.

Overview of Professional Football, Honors and Awards

        The NFL is the premier professional football league in the United States and was founded on August 20, 1920. The NFL is comprised of 32 teams divided into two conferences, the National Football Conference, or NFC, and the American Football Conference, or AFC, which in turn each have four divisions. The regular season of the NFL consists of 16 games played on a weekly basis over 17 weeks (with one bye week) roughly from September to December, with up to four post-season games. Football is a physically demanding sport, requiring strength, speed and power. In addition, because of the frequent tackling and other physical contact, football players are prone to injury. The age at which NFL players peak depends on many factors, including the player's position and the physical training of the player.

        The Associated Press annually publishes a list of the best player for each position, which it designates as the "All-Pro Team." Each year the All-Pro Team is selected by a national panel of media members, regardless of the conference in which the player competes. The First Team consists of the top one or two players at each position; the Second Team consists of the runners-up at each position. One player is selected at quarterback, fullback, tight end, center, punter, place kicker, and kick returner, while two players are selected at running back, wide receiver, offensive tackle, offensive guard, outside linebacker, inside/middle linebacker, defensive end, defensive tackle, cornerback, and safety. Additional designations, such as NFL "Most Valuable Player" are presented by various media outlets.

        Since the 1938 season, the NFL has held the Pro Bowl. NFL players are invited to attend the Pro Bowl based on votes cast by NFL coaches, NFL players and fans. The players for each position who receive the highest votes for their respective conferences are selected to play in the Pro Bowl. An invitation to play in the Pro Bowl is generally considered to be a significant honor.

Professional Football Compensation

  Overview

        Player compensation during the regular season is established by contract between the player and the NFL franchise under the collective bargaining agreement, or CBA, between the NFL and the National Football League Players' Association, or the NFLPA. On August 4, 2011, the NFL and NFLPA entered into the current CBA which will be effective until the 2020 season, subject to certain exceptions. NFL player contracts generally conform to the form player contract contained in the CBA, however individual modifications may be made.

  Salary Cap

        The CBA establishes the maximum amount of compensation each club may pay to its players in a given season. This salary cap is calculated as a percentage of total league revenue. The current CBA provides that the salary cap may not exceed in the aggregate 48% of projected league revenues (excluding stadium credit) during the 2012-2014 seasons and 48.5% of projected league revenues (excluding stadium credit) during the 2015-2020 seasons, except that the salary cap may not be less than $142.5 million per team. The salary cap is divided equally among all 32 teams. The salary cap amount is reduced by retired player benefits, which were approximately $22.4 million in 2011. From 1994 to 2012 the NFL per team salary cap, after reduction for retired player benefits, rose from approximately $34.6 million to approximately $120.6 million, according to the NFL.

        Each team has discretion to allocate compensation among players, however, the CBA imposes a minimum salary that increases over time based on the number of seasons played and the player's roster status. Teams may offer signing bonuses to the player and certain amounts of "guaranteed money" that is paid to the player regardless of whether the player is on the club's active roster. For purposes of determining the salary cap, signing bonuses are prorated over the life of the contract. As a result, teams may sometimes offer a larger percentage of the overall compensation in the form of a signing bonus to allow for a higher up-front payment while mitigating the impact on the current season's salary cap. However, large signing bonuses will decrease the amount of money available under the salary cap in successive seasons.

  Additional Bonus Opportunities

        Each player is compensated for each post-season game in accordance with a schedule established in the CBA. In the years 2011 to 2020, an NFL Player would be entitled to receive additional compensation ranging between:

  •
  $20,000 to $30,000 for playing on a wild-card team;

  •
  $22,000 to $33,000 participating in a division playoff game;

  •
  $40,000 to $59,000 for participating in a conference championship;

  •
  $44,000 to $65,000 for participating in the Super Bowl; and

  •
  $88,000 to $130,000 for winning the Super Bowl.

        The NFL compensates Pro Bowl players based on a schedule established in the CBA between the NFL and the NFLPA. Between the years 2011 and 2020, NFL players participating in the Pro Bowl are entitled to $25,000 to $37,000, with the players on the winning team receiving compensation ranging from $50,000 to $74,000. In addition to compensation received by the NFL, Pro Bowl players often receive bonuses from their endorsers as a result of being invited to play in the Pro Bowl.

  Running Back Position

        The market for salaries for an NFL football player is highly dependent upon his perceived ranking against other players in the position. All Pro or Pro Bowl caliber players generally receive significantly higher compensation than players that are less well known. Based on media reports, the average compensation of the five highest paid running backs for the 2012 season was approximately $9.8 million.

        NFL players in the running back position are generally considered to reach their peak at approximately 25 years of age, and a significant drop off in performance is generally observed at approximately 30 years of age. A higher number of carries by a running back may result in a more rapid decline in performance. It is reported that the average NFL running back career is approximately four years. However, we believe the average career length for a running back who has been selected to at least one Pro Bowl is longer and approximately 8.5 years, and according to publicly available statistics, the average career length of running backs in the modern era who were the featured back on their team, selected to at least one Pro Bowl and rushed for at least 1,000 yards in at least three of their first four full seasons is approximately 10.5 years.

  Endorsements

        We believe that NFL players and All Pro or Pro Bowl caliber players generally receive a smaller percentage of their total compensation than other professional athletes from endorsement and appearance fees. We believe the endorsement income that NFL players receive is determined by many factors including their position, the market in which the player performs, personal drive and ambition, personality, "likability," authenticity, consistency, "mediagenic" qualities, fan base and brand image.

        Quarterbacks are generally considered to be the most marketable NFL players and often garner the largest endorsement contracts, followed by other skilled-position players. Winning post-season championships and winning individual awards such as being named to the Pro Bowl or All-Pro Team, playoff wins and Super Bowl championships, can increase the earning potential of a professional football player. Earning most valuable player awards for stand out performances can also increase the earning potential of NFL players. Endorsement contracts typically have morality clauses and minimum playing requirements that allow the sponsor to terminate the sponsorship.

Arian Foster Brand Income

        The information below is a summary of currently effective contracts of Arian Foster that are included in his brand income. We refer to these as included contracts.

  Included Contracts

        The table below lists the currently effective included contracts as of the date of this prospectus:

Counterparty	Type of contract	Product category
Houston Texans	NFL Player Contract	N/A
Under Armour, Inc.	Endorsement	Retail Clothing and Equipment
Kroger Texas LP	Endorsement	Grocery
ProCamps, Ltd.	Endorsement	Sports Camps
Gamebreaker Sports LLC	Endorsement	Sports Memorabilia

        The following table shows historical revenue information for included contracts for the years ended December 31, 2011 and 2012, and is derived from our audited statements of revenues from included contracts, included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012
Revenues from included contracts subject to the brand contract(1)
Contractual National Football League (NFL) player revenues(2)	$562	$4,540
Contractual NFL player signing bonus revenues	—	6,250	(3)
Contractual NFL player performance incentives revenues	—	406	(4)

Total revenues from NFL player contract	562	11,196
Revenues from other included contracts	178	482
Total revenues from included contracts subject to the brand contract	740	11,678

(1)
Please see Notes 1 and 2 to the audited statements of revenues from included contracts for an explanation of the basis of presentation and summary of significant accounting policies used in presenting these amounts. Revenue shown is for historical periods and is shown for illustrative purposes only; it is not necessarily indicative of future expected revenues from current or future included contracts for any period.

(2)
NFL Player Contract amounts were paid in installments over the course of the applicable regular season period; therefore, a portion of the amounts payable for the 2010 and 2011 seasons were paid in 2011 and 2012, respectively.

(3)
Does not include $6.25 million of signing bonus paid in March 2013. The entire amount of the signing bonus is forfeitable on a pro-rated basis during the five-year term of the NFL Player Contract to the extent permitted under the CBA for certain acts such as voluntary retirement.

(4)
Bonus of $31,250 received for every game during the NFL regular season that Arian Foster was on the active roster for the Texans, not to exceed $500,000 for any one season.

        The following summaries include descriptions of contracted revenues for future years under the included contracts, assuming that the parties perform their obligations under the included contracts and none of the included contracts are amended, renegotiated or terminated prior to the expected termination date of the included contracts, as well as a summary of material terms of the included contracts. There can be no assurance that the parties will perform their obligations under the included contracts or that revenues with respect to the Arian Foster Brand will equal or exceed the aggregate annual revenues described in the following summaries.

  NFL Player Contract—Houston Texans (the Texans)

        Arian Foster is entering into the second year of a five year player contract with the Texans, pursuant to which Arian Foster is eligible to receive the following compensation (amounts in thousands and unaudited):

	Playing Season
						Total 2013 - 2016
	2013		2014	2015	2016
Salary(1)	$5,250	(3)	$5,750	$6,000	$6,500	$23,500
Maximum Bonus(2)	$500		$500	$500	$500	$2,000

Total	$5,750	(3)	$6,250	$6,500	$7,000	$25,500

(1)
All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the Texans in each season, reduced on a pro rata basis for any portion of a season that Arian Foster is not on the active roster for the Texans. Does not include necessary traveling expenses or additional compensation, benefits and reimbursement of expenses as may be called for in any collective bargaining agreement in existence from time to time between the NFL and NFLPA, which are not included in brand income.

(2)
Bonus of $31,250 received for every game during the NFL regular season that Arian Foster is on the active roster for the Texans, not to exceed $500,000 for any one season.

(3)
$3.25 million of Arian Foster's salary for the 2013 season is guaranteed, and shall be payable in the event that Arian Foster is cut from the Texans, suffers a football related injury, or the Texans determine to make room under their salary cap on the roster for the Texans during the 2013 season.

        The player contract provides that if Arian Foster is injured or dies in the performance of his services under the player contract then Arian Foster will receive necessary medical and hospital care during the term of the player contract and will continue to receive his yearly salary during the season of injury or death only (including any guaranteed amounts).

        The Texans may terminate the player contract at any time, in the sole judgment of the Texans, if Arian Foster's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Texans' roster, or if Arian Foster has engaged in personal conduct reasonably judged by the Texans to adversely affect or reflect on the Texans. In addition, during the period any salary cap is legally in effect, the player contract may be terminated if, in the Texans' opinion, Arian Foster is anticipated to make less of a contribution to the Texans' ability to compete on the playing field than another player or players whom the Texans intend to sign or attempt to sign, or another player or players who is or are already on the Texans' roster, and for whom the Texans need room. The Texans may also terminate the player contract if Arian Foster fails to establish or maintain his excellent physical condition to the satisfaction of the Texans' physician, or make the required full and complete disclosure and good faith responses to the Texans' physician of any physical or mental condition known to him which might impair his performance under this contract and to respond fully and in good faith when questioned by the Texans' physician about such condition.

        Payments are made in installments over the course of the applicable regular season period. Therefore, we expect that the Arian Foster Brand will be subject to seasonal fluctuations in attributed income.

  Other Included Contracts

        The following are aggregate compensation ranges under the included contracts other than the NFL player contract:

	Year Ended December 31,
	2013(1)	2014
	(unaudited) (in thousands)
Other Included Contracts
Contractual amounts from other included contracts(2)	$213.7	$150.0	(3)
Other included contract performance incentive amounts(4)	$—	$265.0

Total amounts from other included contracts	$213.7	$365.0

(1)
Excludes amounts previously paid to Arian Foster as of the date of this prospectus.

(2)
Includes contractual amounts not yet paid as of the date of this prospectus pursuant to the following included contracts: Under Armour, Kroger Texas, Gamebreaker Sports and ProCamps.

(3)
Includes amounts payable between January 1, 2014 and March 31, 2015.

(4)
Contingent amounts include maximum merchandise credit available to Arian Foster under the included contracts, that is not otherwise excluded from the brand income, and maximum bonuses payable to Arian Foster for achieving certain milestones, including reaching 2,000 rushing or receiving yards in a season, making at least ten rushing and/or receiving touchdowns, appearing in a wild-card playoff game, divisional playoff game, conference championship game or the Super Bowl, being awarded the Super Bowl's Most Valuable Player, being elected to the NFL Pro Bowl, amongst other milestones.

        Arian Foster currently has endorsement contracts with Under Armour, Kroger Texas, Gamebreaker Sports and ProCamps. These endorsement contracts generally have a term that ends in 2014 (with one agreement concluding in the first quarter of 2015) and require Arian Foster to exclusively endorse certain categories of products, make certain appearances, participate in the production of promotional materials and social media activities and sign autographs. These contracts may be terminated in the event of breach of contract by Arian Foster or if Arian Foster fails to play in the NFL, is charged with criminal behavior or engages in conduct that adversely reflects on the sponsor. In addition, certain endorsement contracts may be terminated due to changes to NFL rules preventing reasonable use of the endorsement product.

        Arian Foster will also receive additional compensation for playing in post season games and earning individual honors such as rushing 2,000 yards in a season, scoring 10 touchdowns in a season, playing in the Pro Bowl, being the NFL rushing leader or Super Bowl Most Valuable Player or breaking the NFL single season rushing record.

Employees

        As of March 31, 2013, we had no employees. We are being supported by personnel employed by our parent. As of March 31, 2013, our parent had 14 full-time employees. Of these full time employees, two were engaged in support administration, including finance, and five were engaged in other activities related to our business, one of whom was engaged in our business full-time. None of these employees are represented by labor unions or covered by collective bargaining agreements. Our parent considers these relationships to be good.

Facilities

        We share our parent's 4,483 square foot real estate facility located in San Francisco, California, used primarily for corporate function. Our parent's lease for this space expires in November 2015. We believe that this facility is sufficient for our needs for the foreseeable future. We have no contractual rights to share this real estate facility.

Legal Proceedings

        We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors as of March 31, 2013:

Name	Age	Position(s)
Cornell "Buck" French	47	Director and Chief Executive Officer
David Mullin	60	Chief Financial Officer
David Beirne	49	Director
Matthew Beirne	24	Vice President of Business Development

Executive Officers and Directors

        Cornell "Buck" French has served as our Director and Chief Executive Officer since our founding. Mr. French co-founded OnLink Technologies, which was later sold to Siebel Systems, Inc. in 2000. Mr. French is also a Co-Founder and Director of Zwingit. Mr. French currently serves on the Board of Directors of Prelert, Inc. Mr. French served as the President, CEO and Chairman of Securify, Inc. from December 2004 to October 2008, through its sale to Secure Computing. Mr. French previously served as a partner at technology venture capital firm JPMorgan Partners, and held the role of Vice President and General Manager of the Interactive Selling Group at Siebel. He is a former Director of Zilliant, Inc., WebCollage, Inc., Axentis, Inc. and several other private companies. Mr. French received an MBA from Harvard University in 1996 and a B.S. in Economics and General Engineering from the U.S. Military Academy at West Point in 1989.

        David Mullin has served as our Chief Financial Officer since our founding. Mr. Mullin has most recently served as a CFO of Become, Inc. from April 2010 to August 2011. Prior to joining Become, Mr. Mullin has served as the Chief Operating Officer and CFO of Securify, Inc. from March 2005 to October 2008. Mr. Mullin also served as the Executive Vice President and CFO of NP Test, Inc. from September 2003 to October 2005, and Terawave Communications, Inc. Mr. Mullin was the CFO of Borland International from 1995 to 1996, Smart Modular Technologies from 1996 to 2000 and Vice President of Finance and Administration and CFO of OnLink Technologies, Inc. from 2000 to 2001. Mr. Mullin also held several senior finance executive positions, including at Sun Microsystems, Conner Peripherals, PriceWaterhouse Coopers, and Arthur Anderson. Mr. Mullin is a California Certified Public Accountant and received a B.A. in Business Administration from San Francisco State University in 1977.

        David Beirne has served as our Chairman of our board of directors since March 2013. Mr. Beirne was a general partner at Benchmark Capital from March 1997 until September 2007. Mr. Beirne served on the boards of Blazent Corporation, Vontu, Inc., Securify, Inc., 1(800) Flowers, Kana Corp. and several other private companies. Mr. Beirne was also the Co-Founder of Ramsey/Beirne Associates, Inc., an executive search firm, where he served as CEO from October 1987 to June 1997. Mr. Beirne also serves on the Board of Directors of several nonprofit organizations. Mr. Beirne received a B.S. in Business Administration and Management from Bryant University in 1985.

        Matthew Beirne has served as our Vice President of Business Development since our founding. Prior to joining Fantex, Mr. Beirne served as an analyst at Morgan Stanley. Mr. Beirne received a B.A. in Biological Anthropology & Human Anatomy from Duke University in 2011.

Board Composition and Election of Directors

        Our amended and restated bylaws provide that the exact number of members of our board of directors will be determined from time to time by resolution of our board of directors. Our board of directors currently consists of two directors.

Director Independence

        Because our common stock is not, and following this offering will not be, listed on a national securities exchange, we are not required to maintain a board consisting of a majority of independent directors or to maintain an audit committee, nominating committee or compensation committee consisting solely of independent directors. Nevertheless, our board of directors has determined to generally comply with the listing requirements of the national securities exchanges. The independence definitions of the national securities exchanges generally include a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, the rules of the national securities exchanges would require our board of directors to make a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Our board of directors currently consists of two members. Our board of directors has determined that none of our current directors would qualify as "independent" directors in accordance with the general listing requirements of the national securities exchanges. Mr. French is not considered independent because he is an employee of Fantex and an employee and director of our parent company, Fantex Holdings. Mr. Beirne is not considered independent because he is a director and significant stockholder of our parent company, Fantex Holdings. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management.

        There are no family relationships among any of our directors or executive officers, other than Matthew Beirne, Vice President of Business Development of our company, who is the son of Mr. David Beirne, Chairman of our board of directors.

Board Committees

Audit Committee and Audit Committee Financial Expert

        Our audit committee will oversee our corporate accounting and financial reporting process. Among other matters, the audit committee will:

  •
  appoint our independent registered public accounting firm;

  •
  evaluate the independent registered public accounting firm's qualifications, independence and performance;

  •
  determine the engagement of the independent registered public accounting firm;

  •
  review and approve the scope of the annual audit and the audit fee;

  •
  discuss with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

  •
  approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

  •
  monitor the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

  •
  be responsible for reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

  •
  review our critical accounting policies and estimates; and

  •
  annually review the audit committee charter and the committee's performance.

        The current members of our audit committee are                        and            , with            serving as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and generally under the rules of the national securities exchanges. Our board of directors has determined that            is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of national securities exchanges. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of the members of the audit committee are independent under the applicable rules of the SEC and the national securities exchanges. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the national securities exchanges.

Compensation Committee

        Our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees. The compensation committee will review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives and set the compensation of these officers based on such evaluations. The compensation committee will also recommend to our board of directors the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are                        and            , with            serving as the chairperson of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of the national securities exchanges, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended. The compensation committee operates under a written charter.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are                         and            , with            serving as the chairperson of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the national securities exchanges relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter.

Conflicts Committee

        Our conflicts committee will be responsible for reviewing all of our related party transactions in which Fantex Holdings is a party with an interest adverse to our interests or with an interest adverse to any outstanding series of our common stock, including any decision to convert any tracking series into our platform common stock. Each member of the conflicts committee must (a) satisfy the audit committee independence requirements under the rules and regulations of the SEC that would be applicable to Fantex, (b) not have been an employee or director of our parent company at any time in the three years prior to his or her appointment to the conflicts committee and (c) not have any material interest in Fantex or Fantex Holdings. The current members of the conflicts committee are                        and            , with            serving as the chairperson of the committee. Each of whom meets the independence requirements described in the immediately preceding sentence. The conflicts committee operates under a written charter.

Limitations on Officers' and Directors' Liability and Indemnification Agreements

        Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, limit our directors' and officers' liability to the fullest extent permitted under the Delaware General Corporation Law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of their respective fiduciary duties, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

        In addition to the indemnification and advancement of expenses required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors, and will enter into new indemnification agreements with each of our current directors, officers and certain employees before the completion of this offering. These agreements provide for the indemnification of and advancement of expenses of our directors, officers and certain employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. This description of the indemnification provisions of our amended and restated

certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to this registration statement.

        The limitation of liability and indemnification and advancement of expenses provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "2012 Summary Compensation Table" below. In 2012, our "named executive officers" and their positions were as follows:

  •
  Cornell "Buck" French, Chief Executive Officer;

  •
  Dave Mullin, Chief Financial Officer; and

  •
  Matthew Beirne, Vice President of Business Development.

        Currently, our employees, including our named executive officers, are employed by our parent, Fantex Holdings, and provide services to both Fantex and Fantex Holdings. Except as the context otherwise requires or as otherwise noted, references in this section to "Fantex Holdings," "company," "we," "us" and "our" refer to both Fantex Holdings and Fantex. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2012 Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2012.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Cornell "Buck" French	—	—	—	—	—	—	—	—
Chief Executive Officer
Dave Mullin	—	—	—	—	—	—	5,514	5,514
Chief Financial Officer
Matthew Beirne	—	—	0	—	—	—	—	0
Vice President—Business Development

(1)
Amounts reflect the full grant-date fair value of stock awards granted during 2012 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Mr. Beirne paid a fair market value purchase price per share for his restricted stock, therefore we did not recognize a compensation expense in connection with this award under ASC Topic 718.

Narrative to Summary Compensation Table

  2012 Salaries

        None of our named executive officers received a base salary for services rendered to our company in 2012. We anticipate that as of the consummation of this offering, our named executive officers will earn annualized base salaries commensurate with their positions, work duties and responsibilities.

  2012 Bonuses

        None of our named executive officers received a bonus with respect to services performed in 2012. Following the completion of this offering, we expect that our named executive officers will be eligible to earn annual bonuses based on the attainment of specified performance objectives established by our compensation committee. The applicable terms and conditions of the cash bonuses will be determined by our compensation committee.

  Equity Compensation

        In 2012, Mr. Beirne was granted 100,000 restricted shares of Fantex Holdings common stock. Mr. Beirne paid a purchase price equal to the fair market value per restricted share of the award. Mr. Beirne's restricted stock award vests as to 25% of the award on the first anniversary of the vesting commencement date and as to the remaining 75% of the award in substantially equal installments on each monthly anniversary thereafter, subject to continued employment with Fantex Holdings or any parent or subsidiary of Fantex Holdings.

        We intend to adopt a 2013 Equity Incentive Award Plan, referred to below as the 2013 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2013 Plan will be effective on the date of the consummation of this initial public offering. For additional information about the 2013 Plan, please see the section titled "—Equity Plans—2013 Equity Incentive Award Plan" below.

  Other Elements of Compensation

          Retirement Plans

        We do not currently maintain a retirement savings plan for any of our employees, including our named executive officers. We intend to establish a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code of 1986, as amended, or the Code, allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we do not anticipate matching any portion of the contributions that might be made by participants in our 401(k) plan once we adopt one. We believe that providing a vehicle for tax-deferred retirement savings though a 401(k) plan will add to the overall desirability of our executive compensation package and further incentivize our employees, including our named executive officers, in accordance with our compensation policies.

          Employee Benefits and Perquisites

        All of our full-time employees, including our named executive officers, are eligible to participate in our medical, dental and vision benefit plans. Following the consummation of this offering, we may also implement additional benefit and other perquisite programs as our compensation committee determines appropriate, though we do not expect any such additional benefits and perquisites to constitute a material component of our named executive officers' compensation package.

          No Tax Gross-Ups

        We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

          Additional Compensation Components

        Following the completion of this offering, as we formulate and implement our compensation program, we may provide different and/or additional compensation components, benefits and/or perquisites to our named executive officers, to ensure that we provide a balanced and comprehensive compensation structure. We believe that it is important to maintain flexibility to adapt our compensation structure at this time to properly attract, motivate and retain the top executive talent for which we compete.

Outstanding Equity Awards at Fiscal Year-End

        The following table summarizes the number of shares of Fantex Holdings' common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2012.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Matthew Beirne	5/7/2012	100,000	10,000

(1)
The market value of shares of the restricted Fantex Holdings' common stock that have not vested is calculated based on the fair market value of Fantex Holdings' common stock on December 31, 2012 ($0.10).

Executive Compensation Arrangements

        We expect to enter into employment agreements with Messrs. French, Mullin and Beirne that will take effect prior to or upon the completion of this offering. We expect that these employment agreements will provide for salary, bonus and other benefits, including severance upon a termination of employment under certain circumstances. The terms of these employment agreements have not yet been finalized and, accordingly, remain subject to change.

Director Compensation

        During 2012 none of our directors received any compensation for service as a member of our board of directors. We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.

Equity Plans

2013 Equity Incentive Award Plan

        We intend to adopt the 2013 Equity Incentive Award Plan, or the 2013 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2013 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2013 Plan and, accordingly, this summary is subject to change.

  Eligibility and Administration.

        Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, if any, will be eligible to receive awards under the 2013 Plan. Following our initial public offering, we expect the 2013 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2013 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2013 Plan, including any vesting and vesting acceleration conditions.

  Limitation on Awards and Shares Available.

        An aggregate of            shares of our platform common stock will be available for issuance under awards granted pursuant to the 2013 Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2013 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2013 Plan. However, the following shares may not be used again for grant under the 2013 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

        Awards granted under the 2013 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2013 Plan. The maximum number of shares of our platform common stock that may be subject to one or more awards granted to any director pursuant to the 2013 Plan during any calendar year will be        and the maximum amount that may be paid under a cash award pursuant to the 2013 Plan to any one participant during any calendar year period will be $        .

  Awards.

        The 2013 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2013 Plan. Certain awards under the 2013 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2013 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our platform common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

  •
  Stock Options.    Stock options provide for the purchase of shares of our platform common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

  •
  SARs.    SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

  •
  Restricted Stock, RSUs and Performance Shares.    Restricted stock is an award of nontransferable shares of our platform common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our platform common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our platform common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

  •
  Stock Payments, Other Incentive Awards and Cash Awards.    Stock payments are awards of fully vested shares of our platform common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our platform common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

  •
  Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our platform common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the 2013 Plan unless and until such awards have vested.

  Performance Awards.

        Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute "qualified performance-based compensation," or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

        Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to its "covered employees" (which should include our chief executive officer and our next three most highly compensated employees other than our chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the 2013 Plan until the earliest to occur of (1) our annual stockholders' meeting at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which occurred the first registration of our equity securities under Section 12 of the Exchange Act; (2) a material modification of the 2013 Plan; (3) an exhaustion of the share supply under the 2013 Plan; or (4) the expiration of the 2013 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

        In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2013 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders' equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of platform common stock; (20) regulatory body approval for commercialization of a product; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; and (31) year-end cash, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2013 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

  Certain Transactions.

        The plan administrator has broad discretion to take action under the 2013 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our platform common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the 2013 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2013 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

  Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.

        The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2013 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2013 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our platform common stock that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

  Plan Amendment and Termination.

        The board of directors of Fantex may amend or terminate the 2013 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2013 Plan, "reprices" any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2013 Plan after the ten-year anniversary of the date on which our board of directors adopts the 2013 Plan.

TRANSACTIONS WITH RELATED PERSONS

        The following is a description of transactions since our incorporation in September 2012, to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control agreements, which are described under "Executive Compensation." We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Administrative Services Agreement

        On                        , 2013, we entered into an administrative services agreement with Fantex Holdings that will be effective upon the consummation of this offering, and pursuant to which they will provide to us certain administrative services, including those relating to information technology support, customer support operations, facilities administration, human resources, tax planning and administration, accounting, treasury and insurance. We have agreed to pay 5% of our aggregate revenue during any period as remuneration for the services provided. We may evaluate the service fee from time to time to assess the continued appropriateness of the percentage of our revenues upon which the service fee is calculated, in light of the services being provided by our parent at the time and cost of those services.

        The agreement has an initial term through December 31, 2014, and will automatically renew for successive one-year terms each December 31 unless either party provides written notice of its intent not to renew at least three months prior to such renewal. We may also terminate any specific service and/or the agreement, without penalty, with 30 days prior written notice to Fantex Holdings. Fantex Holdings may terminate any specific service and/or the agreement with 180 days prior written notice to us, but if we, using our commercially reasonable efforts, are unable to either perform the services ourselves or enter into a reasonable arrangement with a third party to perform the services that we are unable perform ourselves, then Fantex Holdings will continue to perform such services for an additional period of 180 days.

        From our incorporation on September 14, 2012 through December 31, 2012, our parent company attributed to us an aggregate expense of $1.02 million for such services provided to us during that period. In the immediate future, we do not plan to establish independent infrastructure that is dedicated to our business and we will continue to rely on our parent company for these services.

Indemnification Agreements

        Our amended and restated certificate of incorporation provides that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see "Management—Limitations on Officers' and Directors' Liability and Indemnification Agreements."

Policies and Procedures for Related Party Transactions

        Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. All of the transactions described in this section occurred prior to the adoption of this policy.

        As provided by our audit committee charter to be effective upon completion of this offering, our audit committee will be responsible for reviewing and approving in advance any related party transaction, other than matters relating to our parent company. Our conflicts committee is responsible for reviewing all of our related party transactions in which parent company is a party with an interest adverse to our interests.

 PRINCIPAL STOCKHOLDERS

        Fantex Holdings owns 100% of our issued and outstanding platform common stock, which will provide it with over 99% of the voting power of our common stock. The following table sets forth information regarding the beneficial ownership of the common stock of Fantex Holdings as of March 31, 2013, by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of Fantex Holdings common stock; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Fantex Holdings common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after March 31, 2013. Except as otherwise indicated in the footnotes to the table below, all of the shares reflected in the table are shares of Fantex Holdings common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

        Percentage ownership calculations are based on 12,653,025 shares of Fantex Holdings common stock and preferred stock (on an as converted to Fantex Holdings common stock basis) outstanding as of March 31, 2013.

        In computing the number of shares of Fantex Holdings common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Fantex Holdings common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). Except as otherwise indicated in the footnotes to the table below, addresses of named beneficial owners are in care of Fantex Holdings, 330 Townsend Street, Suite 234, San Francisco, CA 94107.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Officers, Directors and 5% Stockholders
Cornell "Buck" French	3,543,327	28.0%
David Mullin	750,000	5.9%
David Beirne(1)	3,616,551	28.6%
Matthew Beirne(2)	100,000	*

All directors and executive officers as a group	8,009,878	63.3%

(1)
866,551 shares of Series A preferred stock are held by David M. Beirne and Lily T. Beirne, as Joint Tenants with Right of Survivorship. Excludes an aggregate of 1.5 million shares held by The Matthew Beirne Trust 2004, The Timothy Beirne Trust 2004 and The Tucker Beirne Trust 2004, for each of which David Beirne's spouse, Lily T. Beirne, serves as Trustee.

(2)
Includes 100,000 restricted shares of Fantex Holdings common stock, 25,000 of which shall vest on April 1, 2013 and the remaining 75,000 shall vest at a rate of 1/48th of the original number of shares monthly thereafter, with the last 1/48th of the original number of shares vesting on April 1, 2016.

 DESCRIPTION OF CAPITAL STOCK

General

        Upon the consummation of this offering, we will have authorized under our amended and restated certificate of incorporation 1,495,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation and the reclassification of all outstanding shares of our common stock into shares of platform common stock prior to the consummation of this offering.

        As of December 31, 2012, there were outstanding 100,000,000 shares of our platform common stock held by one stockholder of record, our parent company prior to this offering, Fantex Holdings.

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation, amended and restated bylaws and certificate of designation for the Series Arian Foster to be in effect upon the consummation of this offering is a summary and is qualified in its entirety by reference to the full copies of these documents, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. Currently, there is no established public trading market for any series of our common stock.

Common Stock

        Our board of directors is authorized to establish and issue one or more series of common stock from time to time, and determine the designation of and the number of shares comprising such series and such other powers, designations, preferences and relative participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, if any, including without limitation, such voting powers, full or limited, or no voting powers, dividend rights, conversion rights, redemption privileges and liquidation rights.

        Without limiting the generality of the foregoing, our board of directors may, to the extent permitted by law, provide that any series may be superior to, rank equally with or be junior to any other series of our common stock. The powers, preferences and relative, participating, optional and other special rights of each series of common stock, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other series at any time outstanding. Except as otherwise provided by the terms of any series of preferred stock that may be issued, no vote of the holders of shares of common stock or preferred stock shall be necessary to issue any shares of any series of the common stock. The rights, preferences and privileges of the holders of any series of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our common stock or preferred stock that we may designate in the future.

        Upon the consummation of this offering, there will have been designated two series of common stock, our platform common stock and Series Arian Foster. Unless otherwise specified in the corresponding certificate of designation for any tracking series, our amended and restated certificate of incorporation provides for the following powers, preferences and relative participating, optional and other special rights, and the qualifications, limitations or restrictions thereof with respect to our platform common stock and our tracking series that we may issue from time to time (including our Series Arian Foster). The certificate of designations for the Series Arian Foster does not provide for any such rights or restrictions that are different than the following description of rights and restrictions applicable to the tracking series.

Voting Rights

        The holders of our platform common stock are entitled to five votes per share. Unless otherwise specified in the corresponding certificate of designation for any tracking series, the holders of shares of any tracking series shall have one vote per share of such tracking series.

        Each series of our common stock (including our platform common stock and each tracking series) will vote together as a single class with all other series of common stock, unless otherwise required by law. Delaware law would require holders of a series of stock to vote separately as a single class if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of one or more series of a class of stock in a manner that affected its holders adversely, but shall not so effect the entire class, in which case the holders of the affected series would be required to vote separately to approve the proposed amendment.

        We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Dividends

  Platform Common Stock

        We will be permitted, but not required, to pay dividends on our platform common stock out of the lesser of our assets legally available for the payment of dividends under Delaware law and the "platform common stock available dividend amount" (defined generally as the excess of our total assets legally available for distribution under Delaware law, less the amounts available to pay dividends on all of our then outstanding tracking series).

  Tracking Series

        We will be permitted, but not required, to pay dividends with respect to any series of our tracking stock (including our Series Arian Foster) out of the lesser of our assets legally available for the payment of dividends under Delaware law and the available dividend amount for such tracking series.

        Unless otherwise specified in the corresponding certificate of designation for any tracking series, the available dividend amount for any tracking series (including the Series Arian Foster) as of any date is an amount equal to the lesser of (a) assets of our company legally available therefor and (b) an amount equal to:

  •
  the excess of the total assets attributed to the tracking series brand over the total liabilities attributed to the tracking series brand, less the par value of the outstanding shares of such tracking series; or

  •
  if there is no such excess, the attributable earnings of the tracking series brand for the fiscal year in which the dividend is being declared and/or the preceding fiscal year.

Conversion

  Platform Common Stock

        Our platform common stock is not convertible into any other shares of our capital stock. However, at any time our board of directors may resolve to convert our Series Arian Foster, or any other tracking series of common stock that we may designate in the future, into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of that series by the fair value of a share of our platform common stock (as determined below).

  Tracking Series

        At any time our board of directors may resolve to convert any tracking series (including our Series Arian Foster) into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of such tracking series by the fair value of a share of our platform common stock.

  Fair Value

        Fair value is established as the volume weighted average of the closing bid or sale prices, whichever is applicable, of the shares of a tracking series and/or platform common stock over the 20-trading day period ending on the trading day before the conversion ratio is determined. However, such value will only be used for any series if our board of directors determines in its good faith judgment that there is an active trading market for that series. If our board of directors makes a determination that there is no active trading market for any series, then the fair value for such series will be determined, at the discretion of our board of directors, either by our board of directors in their good faith judgment or by an independent investment banking or valuation firm experienced in the valuation of securities selected in good faith by our board of directors.

Liquidation

        In the event of a liquidation, dissolution or winding up of Fantex, including a change of control of Fantex, after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of the preferential amounts to which any series of preferred stock is entitled, each share of our common stock will be entitled to receive a proportionate interest in the net assets of Fantex remaining for distribution to holders of common stock (regardless of the assets attributable to the platform common stock) equal to the fair value (as described above "—Conversion—Fair Value") of such share, provided that if the assets legally available for distribution to the holders of common stock are insufficient to permit the payment in full to each share of common stock the amount to which they would otherwise be entitled, then such assets available for distribution to the holders of common stock will be distributed to all holders of common stock ratably in proportion to the full amounts which they would be entitled to receive on shares of common stock held by them.

        If all distributions required above are made and there remain any assets available for distribution to holders of common stock such assets shall be divided among the holders of common stock in proportion to the amounts that were payable as required above in respect of the shares held by them.

Mandatory Dividend, Redemption and/or Conversion on Disposition of Assets

        If, in one transaction or a series of related transactions, we dispose of all or substantially all of the assets of a tracking series brand, our board of directors will be required to choose one of the following four alternatives:

  •
  pay a dividend to holders of the corresponding tracking series out of the available net proceeds of such disposition;

  •
  if the disposition involves all of the properties and assets of the tracking series brand (not merely substantially all), redeem all outstanding shares of our Series Arian Foster in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition;

  •
  convert each outstanding share of such tracking series into our platform common stock at the applicable conversion ratio; or

  •
  combine a conversion of a portion of the outstanding shares of such tracking series into a number of shares of our platform common stock at the applicable conversion ratio with either the payment of a dividend on or a redemption of shares of such tracking series.

Preferred Stock

        Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our platform common stock or any tracking series of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that our holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-Takeover Provisions

Fantex Holdings

        Following the consummation of this offering, Fantex Holdings, our parent company, will continue to own over 99% of the voting power of our outstanding common stock. As a result, our parent company will continue to be able to control all matters submitted to our stockholders for approval. This control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders might view as beneficial. Our board of directors is authorized, without stockholder approval, to issue additional series of common stock, with voting rights and other privileges established by a certificate of designation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to be in Effect upon the Completion of this Offering

        Our amended and restated certificate of incorporation will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The number of directors constituting our board of directors is permitted to be established only by a resolution adopted by a majority vote of our board of directors, and only our board of directors is authorized to fill vacant directorships, including newly created directorships, unless the board of directors determines that such vacancy or newly created directorship shall be filled by the stockholders.

        The holders of our common stock are entitled, by a plurality of the votes cast by the holders of the common stock present in person or represented by proxy, voting as a single voting group at a meeting at which a quorum is present, to elect directors to the board of directors. Because our stockholders do not have cumulative voting rights, holders of our common stock representing a majority of the voting rights of our common stock will be able to elect all of our directors up for election at any given stockholders' meeting. Accordingly, until such time as our parent company beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, our parent company will elect our entire board of directors. Our amended and restated bylaws include advance notice procedures and other content requirements applicable to stockholders other than our parent company for proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the board of directors.

        Until such time as our parent company beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, our amended and restated certificate of incorporation and amended and restated bylaws will require a majority stockholder vote for the removal of a director with or without cause, and for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws including, among other things, relating to the classification of our board of directors; provided that, from and after such time as our parent company ceases to hold a majority of the voting rights of our common stock, any such removal, amendment, repeal or modification will require a 75% stockholder vote.

        Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, until such time as our parent company beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, our parent company will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws and to take other actions without the vote of any other stockholder. From and after such time as our parent company beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and, further, from and after such time as our parent company beneficially owns shares of our common stock representing less than a majority of the voting rights of our common stock, only our corporate secretary, upon the direction of our board of directors or the Chairman of the Board, may call a special meeting of stockholders.

        The combination of the classification of our board of directors, lack of cumulative voting rights, prohibitions on stockholder actions by written consent and stockholder ability to call a special meeting by a stockholder other than our parent company, and supermajority voting requirements make it more difficult for stockholders other than our parent company (for so long as it holds sufficient voting rights) to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders other than our parent company (for so long as it holds sufficient voting rights) or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

        After our parent company ceases to own 15% of our voting stock, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the time that such stockholder became an interested stockholder, with the following exceptions:

  •
  if, before such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  if, upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  if, at or after such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include, among other things, the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

        Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the time at which determination of interested stockholder status is being made did own, 15% or more of the outstanding voting stock of the corporation.

Delaware as Sole and Exclusive Forum

        Our amended and restated certificate of incorporation will provide that unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or the amended and restated bylaws or (v) any action asserting a claim against us governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will generally need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction.

Limitation of Liability and Indemnification of Executive Officers and Directors

        For an in depth discussion of liability and indemnification, please see "Management—Limitations on Officers' and Directors' Liability and Indemnification Agreements."

Transfer Agent and Registrar

        We currently act as our own registrar and transfer agent for shares of our Series Arian Foster. Shares of Series Arian Foster will be held in book-entry form only on our books and records, and any transfers of shares of our Series Arian Foster must be made through the FBS ATS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Fantex Brokerage Services, LLC, or FBS, has agreed to offer, and we have agreed to sell, shares of Series Arian Foster on a best efforts basis as indicated below. FBS is required to use its best efforts to sell the shares listed below but has no firm commitment or obligation to purchase any such shares.

Underwriter	Number of Shares
Fantex Brokerage Services, LLC

Total

        The underwriters initially propose to offer the shares of our Series Arian Foster for sale at the price of $10.00 per share on a best efforts, all or none basis. We will pay the underwriters $0.50 per share in connection with this offering to the extent that shares are sold. The expenses of this offering payable by us, not including underwriting discounts, are estimated to be approximately $         million, which includes legal, accounting and printing costs and various other fees associated with registration of our Series Arian Foster.

        Our Series Arian Foster will be quoted on the FBS ATS upon the conclusion of this offering. The FBS ATS is an alternative trading system operated by Fantex Brokerage Services, LLC. We do not intend to apply for a listing of our Series Arian Foster on any securities exchange or for its inclusion in any established automated dealer quotation system. Accordingly, we cannot assure you as to the development of an active or liquid market for our Series Arian Foster.

        The underwriters plan to market our Series Arian Foster through roadshow presentations. The roadshow will be open to residents of states in which the offering has been registered. We also plan to market our Series Arian Foster through media interviews in print and electronic media, including email, and other methods in compliance with applicable laws and regulations, including securities laws. We plan to permit investors who wish to do so to review this prospectus online at our website at the internet address www.fantexinc.com. We are not incorporating by reference our website or any material it includes in this prospectus.

        You must open a brokerage account with FBS at www.fantex.com in order to participate in this offering. See below for additional information about opening a brokerage account with FBS. A prospectus in electronic format may also be made available on the website maintained by FBS.

        In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those states only if they have been registered or qualified for sale or an exemption from such registration is available with which we have complied. In addition, and without limiting the foregoing, Fantex will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to securities transactions during the period of time when this registration statement is effective.

Offering Process

        The process being used for our offering of Series Arian Foster differs from methods that have been traditionally used in most other underwritten initial public offerings in the United States. In particular, the shares of Series Arian Foster are being offered at a predetermined price and orders may only be entered through brokerage accounts with our broker-dealer affiliate, FBS, who is serving as an underwriter of this offering. We plan to conduct this offering in two stages—Qualification and Allocation. Investors that do not submit orders through the prescribed process will not be eligible for an allocation of shares in our offering.

The Qualification Process

        Our objective is to ensure that only investors for whom an investment in the Series Arian Foster is suitable may participate in the offering. Before you can submit an order, you will be required to open a brokerage account with FBS. Upon review of the information that you provide in the account opening questionnaire, FBS will determine, in its sole discretion, whether you meet the criteria for investing in the Series Arian Foster. If FBS determines that you are eligible to purchase the Series Arian Foster, then your brokerage account will be opened and instructions will be provided on how to fund your account. Before establishing a brokerage account with FBS you should:

  •
  Read this prospectus, including all the risk factors.

  •
  Understand that our initial public offering price will be predetermined, and, if there is little or no demand for our shares at or above the initial public offering price once trading in the secondary market begins, the price of our Series Arian Foster shares would decline.

  •
  Understand that all of the outstanding shares of our Series Arian Foster may be available for re-sale to the public immediately after our initial public offering.

        You sign up to open a brokerage account with FBS at www.fantex.com. We caution you that our Series Arian Foster may not be a suitable investment for you even if you qualify to open a brokerage account with FBS. Moreover, even if you have an FBS brokerage account, you may not be able to place an order for our Series Arian Foster if you do not meet the suitability requirements, as discussed below, for the shares of the Series Arian Foster for which you are seeking to place an order or as a result of other regulatory requirements described below. Finally, even if you open a brokerage account with FBS and successfully place an order for shares of our Series Arian Foster, you may not receive your complete allocation of shares in our offering for a number of reasons described below.

        Neither we nor the underwriters have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside the United States. Investors must have a U.S. mailing address (other than a P.O. Box) and a U.S. social security number to be eligible to participate in this offering.

Reconfirmations of Orders

        We will require that potential investors reconfirm their orders that they have submitted in the offering if either of the following events shall occur:

  •
  more than 30 business days have elapsed since the potential investor submitted his order in the offering; or

  •
  there is a material change in the prospectus that requires recirculation of the prospectus by us and/or the underwriters.

        If a reconfirmation of orders is required, we will send an electronic notice to everyone who placed an order notifying them that they must reconfirm their orders by contacting the lead underwriter, FBS. If bidders do not reconfirm their orders when requested, we and the underwriters will disregard their orders in the offering, and such orders will be deemed to have been withdrawn.

The Closing Process

        This offering will start on the date the registration statement of which this prospectus is a part is declared effective by the SEC and continue for a period of up to 30 days. However, we can close the offering at any time. You will have the ability to modify or withdraw any order until your offer is accepted by FBS. Such acceptance will occur when and if you are sent a notice of acceptance. If you are requested to reconfirm your order and fail to do so, your order will be rejected.

        Contemporaneously with our request that the SEC declare the registration statement effective, we and the underwriters will send an electronic notice to everyone who placed an order informing them of such request. Once the registration statement is effective, you will be sent an electronic notice informing you that the registration statement is effective and that we and our underwriters may accept your order in as little as one business day. Potential investors may still withdraw their orders after the underwriters send this notice of effectiveness. However, once the underwriters have sent an electronic notice of acceptance at the email address on file with FBS, regardless of whether the potential investor is aware that the registration statement has been declared effective or that the electronic notice of acceptance of that bid has been sent, investors may no longer withdraw their orders. If your order is accepted, you will be obligated to purchase the shares allocated to you in the allocation process.

        You should understand that the trading price of our Series Arian Foster could vary significantly from the initial public offering price. Therefore, we caution you not to submit an order in the initial offering unless you are willing to take the risk that our Series Arian Foster price could decline significantly and you could lose your entire investment in our Series Arian Foster.

Acceptance of Offers

        If the demand for shares in our initial public offering of Series Arian Foster is at least equal to the number of shares set forth on the cover of this prospectus, the underwriters may accept bids at the initial public offering price by sending electronic notices of acceptance to successful bidders. In this case, the underwriters can accept your bid without reconfirmation.

        If we do not receive sufficient orders to sell all the shares being offered hereby, we and the underwriters will either:

  •
  provide notice on our website that the offering has been cancelled and send an electronic notice to everyone who placed an order for the Series Arian Foster notifying them that the offering has been cancelled and all orders will be cancelled without any further action of the potential investors who have placed orders; or

  •
  revise the terms of the offering.

        If the revised terms of the offering represent a material change in the prospectus that requires recirculation of the prospectus by us and/or the underwriters then we will reconfirm orders as discussed above under "—Reconfirmation of Orders." If the revised terms of the offering do not represent a material change in the prospectus that requires recirculation of the prospectus by us and/or the underwriters then the underwriters may accept bids at the initial public offering price by sending electronic notices of acceptance to successful bidders. In this case, the underwriters can accept investors' bids without reconfirmation.

The Allocation Process

        In the event that the number of shares represented by orders during the initial offering period exceeds the number of shares we are offering, the offered shares will need to be allocated across the group of potential investors who have submitted orders. We, in consultation with our underwriters, will allocate the shares pro rata to potential investors who have submitted orders based on the following rules:

  •
  a pro rata allocation percentage will be determined by dividing the number of shares we are offering by the number of shares represented by the orders received; and

  •
  each potential investor who has placed an order will be allocated a number of shares equal to the pro rata allocation percentage multiplied by the number of shares represented by the order, subject to rounding.

        The following simplified, hypothetical example illustrates how pro rata allocation might work in practice:

Assumptions

Shares Offered	20,000
Total Shares Ordered	21,200
Pro Rata Allocation Percentage	94.34%

Potential Investor

Scenario	Shares Represented by Original Order	Pro Rata Allocation
A	100	94
B	2,100	1,981
C	4,000	3,774
D	4,500	4,245
E	5,000	4,717
F	5,500	5,189
Total	21,200	20,000

Financial Suitability

        To purchase Series Arian Foster, investors must satisfy minimum financial suitability standards, and in some cases may have maximum investment limits.

Market-Making Activities

        This prospectus, together with the relevant pricing supplement, if any, product supplement, if any, prospectus supplement and prospectus describing the terms of the Series Arian Foster being offered and sold, may be used by FBS in connection with offers and sales of such securities in secondary market transactions at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices, including in which FBS acts as a market-maker. FBS may act as principal or agent in these transactions. FBS may also act as a market-maker in the secondary market from time to time, but it is not obligated to make a market in the Series Arian Foster and may discontinue any market-making at any time without notice, in its sole discretion. FBS is a member of FINRA and may participate in distributions of the Series Arian Foster. Accordingly, the participation of FBS in the offerings of Series Arian Foster will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in FINRA Rule 5121. All secondary market offers and sales made pursuant to this prospectus and the pricing supplement, if any, product supplement, if any, prospectus supplement and prospectus describing the terms of the Series Arian Foster being offered and sold will be for the accounts of customers of FBS or FBS itself in connection with market-making transactions. Fantex will not receive any proceeds in connection with these secondary market offers and sales.

Conflicts of Interest

        Because FBS, an underwriter for this offering, is under common control with us and we will receive all of the proceeds of the offering, FBS is deemed to have a "conflict of interest" under Rule 5121 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 which requires, among other things, that a "qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of due diligence with respect to, the registration statement and this prospectus.                                    has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. Pursuant to Rule 5121, FBS will not confirm sales to accounts in which it exercises discretionary authority, if any, without the specific written approval of the account holder.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Treatment of the Series Arian Foster

        While Fantex believes that, under current law, the Series Arian Foster should be treated as common stock of Fantex, there are no authorities directly on point nor will Fantex receive an advance ruling from the U.S. Internal Revenue Service (the "IRS") regarding this issue. There is a risk the IRS could assert that the Series Arian Foster is property other than common stock of Fantex. No assurance can be given that the views expressed in this paragraph, if contested, would be sustained by a court.

        If Series Arian Foster is considered property other than common stock of Fantex, Fantex would generally be taxed on a portion of the appreciation of the assets, if any, attributable to Series Arian Foster upon the issuance of such stock. In addition, income, gain, losses and deductions of one tracking series brand would not be offset against the income, gain, losses and deductions of another tracking series brand. Prospective investors are urged to consult their tax advisors regarding the tax consequences of an investment in the Series Arian Foster. The remainder of this discussion assumes the Series Arian Foster will be treated as common stock of Fantex.

Taxation of Non-U.S. Holders

        The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of Series Arian Foster issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our Series Arian Foster. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of Series Arian Foster.

        This discussion is limited to non-U.S. holders that hold Series Arian Foster as a "capital asset" within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder's particular circumstances, including the impact of the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

  •
  U.S. expatriates and certain former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding Series Arian Foster as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  real estate investment trusts or regulated investment companies;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell Series Arian Foster under the constructive sale provisions of the Code;

  •
  persons who hold or receive Series Arian Foster pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Series Arian Foster, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Series Arian Foster and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SERIES ARIAN FOSTER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of Series Arian Foster that is neither a "U.S. person" nor a partnership for United States federal income tax purposes. A U.S. person is any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

        If we make distributions of cash or property on Series Arian Foster, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its Series Arian Foster, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of Series Arian Foster that are not effectively connected with the non-U.S. holder's conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

        Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding Series Arian Foster in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

        Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Series Arian Foster unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  Series Arian Foster constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

        A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of Series Arian Foster will not be subject to U.S. federal income tax if such class of stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder's holding period for such stock.

        Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Conversion

        Our board of directors may at any time resolve to convert our Series Arian Foster into fully paid and non-assessable shares of our platform common stock at a conversion ratio to be determined by dividing the fair value of a share of our Series Arian Foster by the fair value of a share of our platform common stock. An exchange of stock incident to such a conversion should qualify as a tax-free recapitalization such that no gain or loss should be recognized by Fantex or by holders of Series Arian Foster.

Information Reporting and Backup Withholding

        Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on Series Arian Foster we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on Series Arian Foster paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

        Information reporting and backup withholding may apply to the proceeds of a sale of Series Arian Foster within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of Series Arian Foster outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under the Sections 1471 through 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, Series Arian Foster paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations, withholding under FATCA generally will apply to payments of dividends on Series Arian Foster made on or after January 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Series Arian Foster.

 LEGAL MATTERS

        The validity of the shares of Series Arian Foster we are offering will be passed upon by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

        The financial statements of Fantex, Inc. included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Fantex, Inc. being in the development stage). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The Statements of Revenues from Included Contracts included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statements). Such Statements of Revenues from Included Contracts have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Series Arian Foster being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the Series Arian Foster offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document to which reference is made are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

        A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        Upon the closing of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.fantexinc.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Fantex, Inc.

        We have audited the accompanying balance sheet of Fantex, Inc. (a development stage entity) (the "Company") as of December 31, 2012, and the related statements of operations, stockholder's equity, and cash flows for the period from September 14, 2012 (inception) to December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Fantex, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the period from September 14, 2012 (inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

        The Company is in the development stage at December 31, 2012. As discussed in Note 1 to the financial statements, the Company is subject to certain significant risks and uncertainties.

/s/ Deloitte & Touche LLP

San Francisco, CA
April 8, 2013

FANTEX, INC. (DEVELOPMENT STAGE ENTITY)

BALANCE SHEET

December 31, 2012
ASSETS
Total Assets	$—

LIABILITIES AND STOCKHOLDER'S EQUITY
Commitments and Contingencies
Contributed Capital
Common stock, $0.0001 par value (authorized 100 shares, 100 issued and outstanding)	$—
Additional Paid in Capital	1,063,023
Accumulated Losses	(1,063,023)

Total liabilities and stockholder's equity	$—

See notes to financial statements.

FANTEX, INC. (DEVELOPMENT STAGE ENTITY)

STATEMENT OF OPERATIONS

The Period from September 14, 2012 (Inception) to December 31, 2012
REVENUES	$—
OPERATING EXPENSES:
Personnel	$98,174
Professional Services	798,231
General and administrative, exclusive of personnel costs	166,618

Total Operating Expenses	1,063,023

Net Loss Before Income Taxes	(1,063,023)
Income Taxes	—

Net Loss	$(1,063,023)

See notes to financial statements.

FANTEX, INC. (DEVELOPMENT STAGE ENTITY)

STATEMENT OF STOCKHOLDER'S EQUITY

For Period from September 14, 2012 (Inception) to December 31, 2012

	Common Stock
			Additional Paid-in- Capital	Accumulated Losses	Total Stockholder's Equity
	Shares	Amount
Balance at September 14, 2012 (Inception)	—	$—	$—	$—	$—
Common stock	100		100		100
Contributions from Parent			1,062,923		1,062,923
Net losses			—	(1,063,023)	(1,063,023)

Balance at December 31, 2012	100	$—	$1,063,023	$(1,063,023)	$—

See notes to financial statements.

FANTEX, INC. (DEVELOPMENT STAGE ENTITY)

STATEMENT OF CASH FLOWS

The Period from September 14, 2012 (Inception) to December 31, 2012
Operating Activities
Net Loss	$(1,063,023)

Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash contributions from Parent	1,063,023

Net cash used in operating activities	—
Cash and Cash Equivalents at September 14, 2012 (Inception)	—

Cash and Cash Equivalents at December 31, 2012	$—

Cash Paid for Interest	$—

Cash Paid for Taxes	$—

Non-cash Financing Activities
Contributions of Services from Parent	$(1,063,023)

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2012, and for the Period from September 14, 2012 (Inception) to December 31, 2012

1. BUSINESS

        Nature of Operations—Fantex, Inc. (the "Company" or "Fantex") was incorporated in Delaware in September 2012 and is a wholly owned subsidiary of Fantex Holdings, Inc. (the "Parent"). Fantex is a development stage entity and has relied on the Parent to date to conduct its operations.

        Fantex is in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals (together with affiliated entities, the "Contract Party") and assisting such individuals in enhancing the reach and value of the brands the Company acquires. The business operates in a single segment and focuses on three core areas:

  •
  evaluating, targeting and accessing individuals and brands with the potential to generate significant income associated with these brands, or brand income;

  •
  acquiring minority interests in such brand income; and

  •
  assisting the acquired brands in increasing their value via technology and through leveraging Fantex's marketing, advertising and strategic partnering expertise.

        Fantex is currently managed by the Parent while the Company is commencing operations. The Company will continue to rely on the Parent to conduct its operations until such time as the Company's revenues are sufficient to finance operations. Subsequent to the successful completion of the initial public offering, the Company intends to operate under an administrative services agreement with the Parent that will provide Fantex with certain administrative services, including those relating to information technology support, customer support operations, facilities administration, human resources, tax planning and administration, accounting, treasury and insurance. The Company will begin to assume more direct management and administrative responsibilities as the Company begins to generate revenue, build its portfolio and administer contracts with the Contract Parties ("brand contracts").

        All expenses were paid by the Parent and allocated to Fantex based on the expenses incurred by Fantex in its operations. The allocations were based on the time spent by employees of the Parent on activities of Fantex, the number of full time equivalent employees performing Fantex activities and direct expenses incurred for the operations of Fantex. The expense allocations have been determined on the basis that Fantex and the Parent considered to be reasonable reflections of the utilization of services provided or the benefit received by Fantex. Management believes that the expenses allocated to Fantex are representative of the operating expenses it would have incurred had Fantex been operated on a stand-alone basis.

        Certain Significant Risks and Uncertainties—The Company can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to maintain an adequate rate of growth; the impact of the current economic climate on its business; the ability to effectively manage its growth; the ability to attract new Contract Parties; the ability to improve the performance of Contract Parties; and the impact of labor issues in any of the major professional sports leagues.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2012, and for the Period from September 14, 2012 (Inception) to December 31, 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The financial statements include the accounts of the Company.

        Use of Estimates—The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. On an ongoing basis, management will evaluate these estimates, including those related to accounts receivable, fair values of financial instruments, income taxes, and contingent liabilities, among others. Estimates will be based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from these estimates.

        Cash and Cash Equivalents—Cash and cash equivalents include cash on hand, cash held in banks and highly liquid investments with original maturities at purchase of three months or less.

        Income Taxes—Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The current and deferred tax expense is presented under the separate return method. Under the separate return method, Fantex calculates its tax provision as if it were filing a separate tax return.

        Deferred tax assets are recorded to the extent management believes these assets will more likely than not be realized. In making such a determination, all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations is considered. In the event it is determined that the Company would be able to realize deferred tax assets in the future, an adjustment to the deferred tax asset valuation allowance would be made, which would reduce the provision for income taxes.

        Uncertain tax positions are recorded on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority would be recognized.

        Comprehensive Income—Total comprehensive income/(loss) consists of net loss and other comprehensive income/(loss). For the period ended December 31, 2012 the Company did not have any other comprehensive income/(loss).

        Fair Value Option—The brand contracts represent a right to receive certain cash flows from the Contract Parties, and therefore, the brand contracts meet the definition of a financial asset. As financial assets, the brand contracts are precluded from being accounted for as intangible assets. The Company has elected to account for the brand contracts at fair value, with changes recognized in the Statement of Operations. The Company believes measurement of the brand contracts at fair value

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2012, and for the Period from September 14, 2012 (Inception) to December 31, 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

provides the most meaningful information to users of the financial statements, because the value of the brand contracts may increase or decrease over time based on future events. The Company believes that the change in fair value through net income or loss provides a better indicator of the performance of the brand contracts for a given year, enhances transparency, and is more in line with how the Company manages the risks of the brand contracts.

        Fair Value of Financial Instruments—Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity for disclosure purposes. Assets and liabilities in the balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined under GAAP, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and are as follows:

          Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets generally included in this category are mutual funds.

          Level 2—Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.

          Level 3—Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The types of assets and liabilities generally included in this category are brand contracts.

        A significant decrease in the volume and level of activity for the asset or liability is an indication that transactions or quoted prices may not be representative of fair value because in such market conditions there may be increased instances of transactions that are not orderly. In those circumstances, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value.

        The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset. The variability of the observable

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2012, and for the Period from September 14, 2012 (Inception) to December 31, 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

inputs affected by the factors described above may cause transfers between Levels 1, 2, and/or 3, which the Company recognizes at the end of the reporting period.

        Depending on the relative liquidity in the markets for certain assets, the Company may classify assets as Level 3 if it determines that observable quoted prices, obtained directly or indirectly, are not available. The valuation models used for the assets and liabilities that are valued using Level 3 of the fair value hierarchy are described below.

        Brand Contracts, at Estimated Fair Value:    Brand contracts, at estimated fair value, are initially valued at transaction price and are subsequently valued using observable market prices, if available, or internally developed models in the absence of readily observable market prices. Valuation models are generally based on a discounted cash flow approach, in which various internal and external factors are considered. Factors include key financial inputs and recent transactions for comparable brands. The Company utilizes several unobservable pricing inputs and assumptions in determining the fair value of its Level 3 investments. Some of these assumptions include, risk free cost of capital, length of playing career, length of post-career, future rates of inflation in salaries and endorsement contracts, and amounts that can be potentially realized in the future, and unsigned playing and endorsement contracts. These unobservable pricing inputs and assumptions may differ by brand contract and in the application of the Company's valuation methodologies. The reported fair value estimates could vary materially if the Company had chosen to incorporate different unobservable pricing inputs or other assumptions, for applicable investments.

        Valuation Process—The valuation process for the Company's Level 3 measurements for assets and liabilities will be completed on no less than a quarterly basis and is designed to subject the valuation of Level 3 investments, including brand contracts, to an appropriate level of consistency, oversight and review. The Company's internal investment professionals are responsible for estimating fair value based on various factors including:

  •
  current playing contract including: amounts, duration, incentive provisions, guaranteed portions, if any, termination and other important terms;

  •
  current endorsement contracts, if any, including: amounts, duration, contract terms;

  •
  age of the individual associated with the brand and prospects for additional future contracts, both playing and endorsement;

  •
  estimate of potential future playing and endorsement contracts, including: duration and value;

  •
  position and data specific to that position focused on estimating longevity of career;

  •
  reported contract value increases or decreases for other comparable players (by position and status they hold among their peers) in order to estimate future contract values; and

  •
  risk free cost of capital.

        In addition, a number of qualitative factors are considered to develop estimates used in the models including:

  •
  the stated aspirations and goals of the contract party;

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2012, and for the Period from September 14, 2012 (Inception) to December 31, 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  certain intangibles of the contract party, including media relationships, communication ability, "likeability," demand as a product endorser, personal drive and ambition;

  •
  social footprint (for example, number of Twitter followers);

  •
  the market in which the contract party performs and how that may impact the number and amount of endorsement opportunities;

  •
  the reach of the brand of the contract party;

  •
  value of TV contracts and the rate of growth in those contracts; and

  •
  attendance trends in the contract party's primary field of performance.

        The Company considers all of these factors to estimate brand revenue for use in discounted cash flow models. These estimates include amounts based on existing contracts as well as estimates of amounts to be received for future contracts. With respect to existing contracts, the Company considers that certain amounts are reasonably assured of realization, but that most earnings from existing contracts depend on continued satisfactory performance. To determine the amount of the purchase price of a brand contract and a fair current value the Company applies discount rates to the estimates of earnings.

        In general, lower discount rates are applied to amounts associated with existing contracts, particularly portions of those contracts that have a higher degree of certainty of payment, and higher discount rates to amounts associated with future potential earnings under existing contracts and to potential earnings under anticipated future contracts. Further, discount rates rise over time to reflect that uncertainty increases over time.

        The Company's internal investment professionals document their considerations of this data that is then reviewed by management, including the Chief Executive Officer and Chief Financial Officer. The approved valuation is used to negotiate the purchase price of the brand contract. The same valuation process is followed on no less than a quarterly basis to determine fair value of contracts entered into by the Company.

        If the estimates of brand income are too high and/or the discount rates used in the calculation too low then the valuation of a brand contract may be too high, in which case the Company may pay too much for a brand contract.

        Revenue recognition—Revenues are recognized when cash or other considerations are received by the Contract Party under included contracts, which is the point at which Fantex would earn the right to its proportionate share of amounts received by the Contract Party. Other considerations received by the Contract Party may include stock, automobiles, or other things. In the event other considerations are received by the Contract Party, Fantex will recognize revenue equal to its proportionate share of the estimated fair value of the other considerations received, and will receive payment in either cash or such other considerations based on the contractual arrangement. Amounts due to Fantex under the brand contract are either remitted directly from the source of such revenue or through payment by the Contract Party. The brand contract stipulates that revenue once earned by Fantex is not subject to recapture by the Contract Party.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2012, and for the Period from September 14, 2012 (Inception) to December 31, 2012

3. INCOME TAXES

        For the period ended December 31, 2012, no income tax expense or benefit was recognized.

        At December 31, 2012 deferred tax assets consisted of the following:

2012
Deferred tax assets:
Net operating loss carry-forward	$462,000

Valuation allowance	(462,000)

Total deferred tax assets	$—

        Because of the Company's limited operating history and cumulative loss, management believes it is more likely than not that the remaining deferred tax asset will not be realized, therefore, the Company provided a full valuation allowance of $462,000 on the deferred tax asset as of December 31, 2012.

        The federal statutory income tax rate of 35% is offset by the valuation allowance to reconcile to the effective income tax rate of 0%.

        At December 31, 2012, there are approximately $396,000 and $90,000, respectively, of federal and state net operating losses. These carry-forwards expire in 2032 for both federal and state tax purposes if not utilized. The use of the net operating losses is subject to certain limitations and may be subject to further limitations as a result of changes in ownership as defined by federal and state tax law.

        The Company adopted a policy to classify accrued interest and penalties as part of the accrued liability for uncertain tax positions, if any, in the provision for income taxes. No accrued interest or penalties were recorded as of December 31, 2012. The Company does not anticipate any significant changes to the unrecognized tax benefits within twelve months of this reporting date.

        The Company files income tax returns in federal and state jurisdictions. At December 31, 2012, all tax years were open and may be subject to potential examination in one or more jurisdictions. There are no ongoing examinations by taxing authorities at this time.

4. STOCKHOLDER'S EQUITY

        The Parent received 100 shares of Fantex's common stock in exchange for services provided for the benefit of Fantex of $100.

5. SUBSEQUENT EVENTS

        Fantex has evaluated activity after December 31, 2012 until the date of issuance of the Financial Statements on April 8, 2013, and other than the events described below, Fantex is not aware of any events that have occurred subsequent to December 31, 2012 that would require adjustments to or disclosures in the Financial Statements.

        On February 28, 2013 Fantex entered into a brand contract with Arian Foster, a professional football player in the National Football League ("NFL") and The Ugly Duck, LLC, a professional services company affiliated with Arian Foster (together, the "Contract Party"). The brand contract entitles Fantex to 20% of the income that Arian Foster receives from and after February 28, 2013 as a result of his activities in the NFL and related fields (the "Acquired Brand Income," or "ABI"),

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2012, and for the Period from September 14, 2012 (Inception) to December 31, 2012

5. SUBSEQUENT EVENTS (Continued)

including salary and wages from being a football player, broadcasting or coaching and the use of Arian Foster's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements, merchandising and appearances, subject to certain exceptions.

        As consideration for future ABI under the brand contract, Fantex agreed to pay Arian Foster a one-time cash amount of $10.0 million (less $0.5 million to be held in escrow until six consecutive payments of brand amounts have been timely delivered to Fantex) contingent upon Fantex's ability to obtain financing. Fantex will have no further financial obligations to Arian Foster under the brand contract once this payment is made, other than certain obligations to indemnify the Contract Party.

        On April 3, 2013 the Parent made a capital contribution of $2.0 million of cash to Fantex for the purpose of liquidity and general operations.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Fantex, Inc.:

        We have audited the accompanying Statements of Revenues from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Arian Foster and his affiliate The Ugly Duck, LLC (together, "the Contract Party") dated February 28, 2013 (the "Brand Contract"), for the years ended December 31, 2012 and 2011 ("Statements of Revenues from Included Contracts"). These Statements of Revenues from Included Contracts are the responsibility of Fantex's management. Our responsibility is to express an opinion on these Statements of Revenues from Included Contracts based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Revenues from Included Contracts are free of material misstatement. Fantex is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the Statements of Revenues from Included Contracts. Our audits included consideration of internal control over financial reporting as it relates to the Statements of Revenues from Included Contracts as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fantex's internal control over financial reporting as it relates to the Statements of Revenues from Included Contracts. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Revenues from Included Contracts, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statements of Revenues from Included Contracts. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying Statements of Revenues from Included Contracts were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Registration Statement on Form S-1 of Fantex. As discussed in Note 1 to the Statements of Revenues from Included Contracts, the statements are not intended to be a complete presentation of the Contract Party's revenues. Further, Fantex's interest in the Contract Party revenues from included contracts, as defined in Note 2 to the Statements of Revenues from Included Contracts, will commence upon the effective date of the Brand Contract, which has not yet occurred.

        In our opinion, the Statements of Revenues from Included Contracts referred to above present fairly, in all material respects, the revenues from included contracts subject to the Brand Contract for the years ended December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
April 8, 2013

Statements of Revenues from Included Contracts Subject to the Brand Agreement between Fantex, Inc. and
Arian Foster and his affiliate The Ugly Duck, LLC dated February 28, 2013

Years ended December 31, 2012 and 2011

(Amounts in thousands)

	Year Ended
	December 31, 2011	December 31, 2012
REVENUES FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT
Contractual National Football League (NFL) player revenues	$562	$4,540
Contractual NFL player signing bonus revenues	—	6,250
Contractual NFL player performance incentives revenues	—	406

Total revenues from NFL player contract	562	11,196
Revenues from other included contracts	178	482
TOTAL REVENUES FROM INCLUDED CONTRACTS SUBJECT TO THE BRAND CONTRACT	$740	$11,678

The notes are an integral part of these statements

Notes to Statements of Revenues from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Arian Foster and his affiliate The Ugly Duck, LLC dated February 28, 2013

Years ended December 31, 2012 and 2011

Note 1. Basis of Presentation

        The accompanying Statements of Revenues from Included Contracts Subject to the Brand Agreement between Fantex, Inc. ("Fantex") and Arian Foster and his affiliate The Ugly Duck, LLC (together, the "Contract Party") dated February 28, 2013 (the "Brand Contract"), present the cash or other considerations received by the Contract Party from included contracts (see Note 2) subject to the Brand Contract for the years ended December 31, 2012 and 2011("Statements of Revenues from Included Contracts").

        The Brand Contract will entitle Fantex to 20% of the Contract Party's cash or other considerations received from included contracts from the effective date of the Brand Contract and cash or other considerations received from future contracts resulting from certain activities of the Contract Party. These certain activities, defined under the terms of the Brand Contract as the "Field," include activities in connection with being a football player, broadcasting, coaching, motion pictures, television, radio, music, literary, talent engagements, personal appearances, public appearances in places of amusement and entertainment, records and recording, publications, and the use of Contract Party's name, voice, likeness, biography or talents for purposes of advertising and trade, including without limitation sponsorships, endorsements and appearances, and any other activities in which Contract Party uses its name, likeness or reputation to generate cash or other considerations received, unless such activities are specifically excluded by the Brand Contract. In the event that there is any ambiguity as to whether an activity is in the Field, Fantex and the Contract party shall discuss in good faith to consider whether such activity is of the type typically performed by the Contract Party in the principal business (such activities may include sports casting, coaching, acting as spokesperson, etc.). If a resolution is not reached within 30 days from the initial discussions Fantex or the Contract Party may remit the matter to arbitration.

        The effectiveness of the Brand Contract is subject to the successful completion of the initial public offering (IPO) of Fantex's Series Arian Foster common stock, unless such condition is otherwise waived by Fantex. The effective date of the Brand Contract is expected to occur within 30 days of the completion of the IPO. If the IPO is not successful the Brand Contract is not expected to be effective and in such case Fantex will not have rights to collect any future revenues under the Brand Contract.

        These Statements of Revenues from Included Contracts were prepared from the historical revenue records of the Contract Party and are not intended to be a complete presentation of the Contract Party's revenues. Revenues will only be earned by Fantex under the Brand Contract subsequent to the effective date of the Brand Contract. In the event the Contract Party does not receive cash, or other considerations no amounts are due to Fantex. No other considerations were received under the included contracts for 2011 or 2012. The Statements of Revenues from Included Contracts are presented based on accounting principles generally accepted in the United States of America.

Note 2. Summary of Significant Accounting Policies

        Revenue recognition—Revenues are recognized when cash or other considerations are received by the Contract Party under included contracts, which following the effective date of the Brand Contract is the point at which Fantex would earn the right to its proportionate share of amounts received by the Contract Party. Other considerations received by the Contract Party under included contracts may include stock, automobiles, or other things. In the event other considerations are received by the Contract Party, Fantex will recognize revenue equal to its proportionate share of the estimated fair

Notes to Statements of Revenues from Included Contracts Subject to the Brand Agreement between
Fantex, Inc. and Arian Foster and his affiliate The Ugly Duck, LLC dated February 28, 2013 (Continued)

Years ended December 31, 2012 and 2011

Note 2. Summary of Significant Accounting Policies (Continued)

value of the other considerations received, and will receive payment in either cash or such other considerations based on the contractual arrangement. Amounts due to Fantex under the Brand Contract are either remitted directly from the source of such revenue or through payment by the Contract Party. The Brand Contract stipulates that revenue once earned by Fantex is not subject to recapture by the Contract Party.

        Contractual National Football League (NFL) player revenues—These revenues are recorded based on the cash received by the Contract Party for being on the roster for NFL games, paid on a bi-weekly basis throughout the season.

        Contractual NFL signing bonus revenues—These revenues are recorded based on the cash received for the signing of the Contract Party's NFL contract, paid on multiple dates as set forth in the NFL contract.

        Contractual NFL player performance incentives revenues—These revenues are recorded based on the cash received from the roster bonus included in the Contract Party's NFL contract. The roster bonus is $31,250 for each regular season game the Contract Party is on the active roster, paid on a bi-weekly basis throughout the season, up to a maximum bonus of $500,000 in any season during the NFL contract period. These incentives were not applicable to the Contract Party's NFL player contract for the 2011 season.

        Revenues from other included contracts—These revenues are recorded based on the cash, or other considerations received from the Contract Party's other contracts subject to the Brand Contract, such as endorsements and cash received from NFL Players, Inc. for licensing the image and likeness of the Contract Party.

        Included Contracts—Included contracts are those that are effective upon the date that the Brand Contract was executed by Fantex and the Contract Party and that are included in the Brand Contract. For contracts that existed at the signing on February 28, 2013 of the Brand Contract that are renewals of previous contracts with the same counterparty, those prior contracts, which relate to periods prior to the signing of the Brand Contract, have been considered included contracts.

Note 3. Subsequent events

        Fantex has evaluated activity after December 31, 2012 until the date of issuance of the Statements of Revenues from Included Contracts on April 8, 2013, and other than the signing of the Brand Contract discussed above, Fantex is not aware of any events that have occurred subsequent to December 31, 2012 that would require adjustments to or disclosures in the Statements of Revenues from Included Contracts.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by Fantex, Inc. All amounts are estimated except the Securities and Exchange Commission registration fee.

Amount
Securities and Exchange Commission registration fee		*
FINRA filing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Print and engraving expenses		*
Miscellaneous expenses		*
Total		*

*
to be filed by amendment

Item 14.    Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation provides that the liability of the directors of Fantex for monetary damages shall be eliminated to the fullest extent permitted under applicable law.

        Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 204 of the California General Corporation Law, to the extent it is applicable to Fantex, permits a corporation to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties to the corporation and its shareholders, except that a provision may not eliminate or limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) for contracts or transactions between the director and the corporation or (vii) for approving a distribution, loan or guaranty in violation of California corporate law.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 317 of the California General Corporation Law likewise generally authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain similar exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation.

        Our amended and restated certificate of incorporation will provide for the indemnification of and advancement of expenses to directors and officers to the fullest extent permissible under Delaware law.

        Our amended and restated bylaws provide for the indemnification of and advancement of expenses to officers, directors and third parties acting on our behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

        We are entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

        We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15.    Recent Sales of Unregistered Securities

        Set forth below is information regarding shares of common and preferred stock issued, warrants exercisable for common and preferred stock issued, convertible notes issued and options granted by us since our incorporation. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)    Issuances of Capital Stock, Warrants and Promissory Notes

        On September 14, 2012, we issued an aggregate of 100 shares of our common stock to our parent, Fantex Holdings, at a price per share of $1.00 for an aggregate purchase price of $100.

(b)    Stock Options and Restricted Stock

        None.

Item 16.    Exhibits

        The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

          1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                i.  To include any prospectus required by section 10(a)(3) of the Securities Act;

               ii.  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              iii.  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          2.     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3.     That, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          4.     That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                i.  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

               ii.  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

              iii.  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

              iv.  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

          5.     Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on April 8, 2013.

FANTEX, INC.
By:	/s/ CORNELL FRENCH Cornell "Buck" French, Chief Executive Officer

        Each of the undersigned directors and officers of Fantex, Inc. hereby constitutes and appoints each of Cornell "Buck" French and David Mullin his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and his or her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement related to this registration statement filed pursuant to Rule 462(b) of the Securities Act, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

Cornell "Buck" French	Chief Executive Officer and Director (Principal Executive Officer)	April 8, 2013
David Mullin	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 8, 2013
David Beirne	Director	April 8, 2013

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1		Certificate of Incorporation of Fantex, Inc., currently in effect

3.2		Bylaws of Fantex, Inc., currently in effect

3.3		Form of Amended and Restated Certificate of Incorporation of Fantex, Inc., to be in effect prior to the consummation of this offering

3.4		Form of Amended and Restated Bylaws of Fantex, Inc., to be in effect prior to the consummation of this offering

3.5	*	Form of Certificate of Designation for Series Arian Foster

5.1	*	Opinion of Latham & Watkins LLP

10.1	*	Administrative Services Agreement, between Fantex, Inc. and Fantex Holdings, Inc.

10.2		Brand Agreement dated as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and Fantex, Inc.

10.3		NFL Player Contract dated as of March 6, 2012, by and between Arian Foster and Houston NFL Holdings, LP

10.4	*	Form of Indemnification Agreement between Fantex, Inc. and each of its directors, officers and certain employees, to be in effect before the completion of the offering.

10.5	*+	Fantex, Inc. 2013 Equity Incentive Award Plan

23.1	*	Consent of Deloitte & Touche LLP

23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	*	Powers of Attorney (included on signature page)

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan.